These Consolidated Financial Statements are Originally Issued in Indonesian Language.

PERUSAHAAN PERSEROAN (PERSERO)

PT INDONESIAN SATELLITE CORPORATION Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For The Years Ended December 31, 2000, 2001 And 2002

(Expressed in Rupiah)

Indosat Tbk and subsidiaries

Interim consolidated financial statements

with independent accountants’ review report

as of June 30, 2011 and for the

six months ended June 30, 2011 and 2010

with comparative figures as of December 31, 2010 and January 1, 2010/December 31, 2009

1

These interim consolidated financial statements are originally issued in Indonesian Language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

WITH INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

AS OF JUNE 30, 2011 AND FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010 (Unaudited)

WITH COMPARATIVE FIGURES AS OF DECEMBER 31, 2010 AND

JANUARY 1, 2010/DECEMBER 31, 2009 (Audited)

Table of Contents

Page

Independent Accountants’ Review Report

Interim Consolidated Statements of Financial Position ……………………………………………….

1 - 4

Interim Consolidated Statements of Comprehensive Income ………………………………………..

5 - 6

Interim Consolidated Statements of Changes in Equity ………………………………………………

7

Interim Consolidated Statements of Cash Flows

………………………………………………………

8 - 9

Notes to the Interim Consolidated Financial Statements

………………………………………………

 10 - 111

***************************

This report is originally issued in Indonesian language.

Independent Accountants’ Review Report

Report No. RPC-286/PSS/2011/DAU

The Stockholders and the Boards of Commissioners and Directors

PT Indosat Tbk

We have reviewed the interim consolidated statements of financial position of PT Indosat Tbk (the “Company”) and its subsidiaries as of June 30, 2011, and the related interim consolidated statements of comprehensive income, changes in equity and cash flows for the six months ended June 30, 2011 and 2010. These interim consolidated financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards established by the Indonesian Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards established by the Indonesian Institute of Certified Public Accountants, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any indications of material modifications that should be made to the interim consolidated financial statements as of June 30, 2011 and for the six months then ended, and to the interim consolidated statements of comprehensive income, changes in equity and cash flows for the six months ended June 30, 2010, referred to above, in order for them to be in conformity with Indonesian Financial Accounting Standards.

Effective January 1, 2011, the Company and its Subsidiaries adopted revised Statements of Financial Accounting Standards which were applied on a prospective or retrospective basis as disclosed in Note 2 to the interim consolidated financial statements. Therefore, the consolidated statement of financial position as of December 31, 2010 and January 1, 2010 / December 31, 2009 have been restated due to reclassification of certain account. The restated consolidated statements of financial position as of December 31, 2010 and January 1, 2010 / December 31, 2009 were audited by us in accordance with auditing standards established by the Indonesian Institute of Certified Public Accountants, and we expressed an unqualified opinion on those statements.

Purwantono, Suherman & Surja

Drs. Hari Purwantono

Public Accountant License No. 98.1.0065

August 8, 2011

The accompanying financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Indonesia. The standards, procedures and practices to review such financial statements are those generally accepted and applied in Indonesia.

See Independent Accountants’ Review Report on review of interim consolidated financial statements.

The accompanying notes form an integral part of these interim consolidated financial statements.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

June 30, 2011 (Unaudited)

With Comparative Figures for December 31, 2010 and

January 1, 2010/December 31, 2009 (Audited)

(Expressed in millions of rupiah, except share data)

January 1, 2010/

Notes

June 30, 2011

December 31, 2010

December 31, 2009

ASSETS

CURRENT ASSETS

Cash and cash equivalents

2d,2n,2s

4,21,30,37

2,011,331

2,075,270

2,835,999

Accounts receivable

2n

Trade

5,21,37

Related parties - net of

allowance for impairment

of Rp66,586 as of

June 30, 2011, Rp47,640

as of December 31, 2010

and Rp57,538 as of

January 1, 2010

2s,30

188,889

222,506

125,912

Third parties - net of

allowance for impairment

of Rp482,352 as of

June 30, 2011, Rp448,470

as of December 31, 2010

and Rp404,272 as of

January 1, 2010

1,589,539

1,325,920

1,259,213

Others - net of allowance

for impairment of

Rp15,566 as of

June 30, 2011,

Rp15,281 as of

December 31, 2010

and Rp16,544 as of

January 1, 2010

8,314

10,031

564,859

Inventories - net of allowance

for obsolescence of Rp14,809

as of June 30, 2011,

Rp13,961 as of

December 31, 2010 and

Rp10,769 as of

January 1, 2010

2e

89,008

105,885

112,260

Derivative assets

2n,20,21,37

-

69,334

224,743

Advances

32f

61,611

67,273

35,173

Prepaid taxes

2p,6,16

608,638

701,560

818,326

Prepaid expenses

2f,2j,2m,2s,

29,30

983,923

1,527,254

1,125,091

Other current financial assets - net

2d,2n,2s,7,

21,30,37,40

79,703

53,119

35,173

Other current assets

2,307

702

2,878

Total Current Assets

5,623,263

6,158,854

7,139,627

See Independent Accountants’ Review Report on review of interim consolidated financial statements.

The accompanying notes form an integral part of these interim consolidated financial statements.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

June 30, 2011 (Unaudited)

With Comparative Figures for December 31, 2010 and

January 1, 2010/December 31, 2009 (Audited)

(Expressed in millions of rupiah, except share data)

January 1, 2010/

Notes

June 30, 2011

December 31, 2010

December 31, 2009

NON-CURRENT ASSETS

Due from related parties - net of

allowance for impairment

of Rp646 as of June 30, 2011,

Rp646 as of December 31, 2010

and Rp1,182 as of

January 1, 2010

2n,2s,21,30,37

9,112

8,421

7,215

Deferred tax assets - net

2p,16

99,263

95,018

85,812

Property and equipment - net

2h,2i,2l,8,

18,26

42,210,266

43,571,010

44,428,807

Goodwill and other

intangible assets - net

2c,2i,9

1,371,472

1,374,060

1,580,080

Long-term prepaid rentals -

net of current portion

2f,2s,10,30

731,085

750,472

735,185

Long-term prepaid licenses -

net of current portion

2f,2j

364,788

397,708

463,549

Long-term advances

2s,11,30,32f

251,551

216,643

294,391

Long-term prepaid pension - net

of current portion

2s,2m,29,30

125,327

111,344

147,380

Long-term receivables

22,809

45,911

50,767

Other non-current financial

assets - net

2d,2g,2n,2s,

12,21,30,32g,

37,40

82,112

80,405

102,734

Other non-current assets - net

2s,13,30,40

5,280

8,341

5,940

Total Non-current Assets

45,273,065

46,659,333

47,901,860

TOTAL ASSETS

50,896,328

52,818,187

55,041,487

See Independent Accountants’ Review Report on review of interim consolidated financial statements.

The accompanying notes form an integral part of these interim consolidated financial statements.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

June 30, 2011 (Unaudited)

With Comparative Figures for December 31, 2010 and

January 1, 2010/December 31, 2009 (Audited)

(Expressed in millions of rupiah, except share data)

January 1, 2010/

Notes

June 30, 2011

December 31, 2010

December 31, 2009

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Short-term loan

2n,14,21,

37

498,520

-

-

Accounts payable - trade

2n,2s,21,

30,37

Related parties

43,076

22,260

38,670

Third parties

671,069

623,245

498,806

Procurement payable

2n,2s,15,

21,30,37

2,980,439

3,644,467

5,289,782

Taxes payable

2p,16

84,104

169,445

161,820

Accrued expenses

2n,2s,17,

21,30,37

1,852,038

1,710,885

1,525,561

Unearned income

2k,32e,32f

1,068,142

1,143,852

941,223

Deposits from customers

2n,21,37

30,504

50,279

22,463

Derivative liabilities

2n,20,21,

37

193,237

215,403

200,202

Current maturities of:

Loans payable

2n,2s,18,

21,30,37

2,457,020

3,184,147

1,440,259

Bonds payable

 2n,19,

21,37

41,989

1,098,131

2,840,662

Other current financial

liabilities

2n,21,37

384,323

23,127

43,721

Other current liabilities

2s,30,37

67,532

61,612

68,065

Total Current Liabilities

10,371,993

11,946,853

13,071,234

NON-CURRENT LIABILITIES

Due to related parties

2n,2s,21,

30,37

21,458

22,099

13,764

Deferred tax liabilities - net

2p,16

2,009,806

1,772,337

1,535,202

Loans payable - net of current

maturities

2n,2s,18,

21,30,37

7,250,913

7,666,804

12,721,308

Bonds payable - net of current

maturities

2n,19,

21,37

11,820,746

12,114,104

8,472,175

Employee benefit obligations -

net of current portion

2m,22

699,883

872,407

825,714

Other non-current liabilities

2s,30,

32f,37

116,935

187,097

113,807

Total Non-current Liabilities

21,919,741

22,634,848

23,681,970

TOTAL LIABILITIES

32,291,734

34,581,701

36,753,204

See Independent Accountants’ Review Report on review of interim consolidated financial statements.

The accompanying notes form an integral part of these interim consolidated financial statements.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

June 30, 2011 (Unaudited)

With Comparative Figures for December 31, 2010 and

January 1, 2010/December 31, 2009 (Audited)

(Expressed in millions of rupiah, except share data)

January 1, 2010/

Notes

June 30, 2011

December 31, 2010

December 31, 2009

EQUITY

EQUITY ATTRIBUTABLE TO

OWNERS’ OF THE COMPANY

Capital stock - Rp100 par value

per A share and B share

Authorized - 1 A share and

19,999,999,999 B shares

Issued and fully paid - 1 A share

and 5,433,933,499 B shares

23

543,393

543,393

543,393

Premium on capital stock

1,546,587

1,546,587

1,546,587

Retained earnings

Appropriated

134,446

134,446

119,464

Unappropriated

15,583,181

15,224,843

15,341,773

Difference in transactions of

equity changes in associated

companies/subsidiaries

2g

404,104

404,104

404,104

Difference in foreign currency

translation

2g

(119

)

(2,727

)

2,369

Total Equity Attributable to:

Owners of the Company

18,211,592

17,850,646

17,957,690

Non-controlling interests

2b,40

393,002

385,840

330,593

TOTAL EQUITY

18,604,594

18,236,486

18,288,283

TOTAL LIABILITIES AND EQUITY

50,896,328

52,818,187

55,041,487

See Independent Accountants’ Review Report on review of interim consolidated financial statements.

The accompanying notes form an integral part of these interim consolidated financial statements.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Six Months Ended June 30, 2011 and 2010 (Unaudited)

(Expressed in millions of rupiah, except share data)

Notes

2011

2010

OPERATING REVENUES

2k,2s,24,30,

34,35,36

Cellular

40

8,226,706

7,737,060

Multimedia, Data

Communication,

Internet (“MIDI”)

1,201,305

1,222,436

Fixed telecommunications

40

621,444

702,293

Total Operating Revenues

10,049,455

9,661,789

OPERATING EXPENSES

2s,30

Cost of services

2k,25,32k,

34,35

3,592,397

3,520,397

Depreciation and amortization

2h,8,9

3,163,420

2,994,048

Personnel

2l,2m,26,

29

1,150,700

740,865

Marketing

2k

454,697

509,541

General and administration

27,40

352,068

296,391

Total Operating Expenses

8,713,282

8,061,242

OPERATING INCOME

1,336,173

1,600,547

OTHER INCOME (EXPENSES)

Gain on foreign exchange - net

2n,2o,4

677,677

369,555

Interest income

2n,2s,30

44,591

70,821

Financing cost

2s,18,19,

28,30

(921,582

)

(1,082,928

)

Loss on change in fair value

of derivatives - net

2n,20,37

(123,376

)

(262,547

)

Amortization of goodwill

2c,9

-

(113,253

)

Others - net

6,16,40

(7,892

)

(84,845

)

Other Expenses - Net

(330,582

)

(1,103,197

)

PROFIT BEFORE INCOME TAX

1,005,591

497,350

INCOME TAX EXPENSE

2p,16

Current

(56,601

)

(67,995

)

Deferred

(232,355

)

(105,005

)

Total Income Tax Expense

(288,956

)

(173,000

)

PROFIT FOR THE PERIOD

716,635

324,350

See Independent Accountants’ Review Report on review of interim consolidated financial statements.

The accompanying notes form an integral part of these interim consolidated financial statements.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (continued)

Six Months Ended June 30, 2011 and 2010 (Unaudited)

 (Expressed in millions of rupiah, except share data)

Notes

2011

2010

PROFIT FOR THE PERIOD

ATTRIBUTABLE TO:

Owners of  the Company

681,929

287,131

Non-controlling interests

2b,40

34,706

37,219

Total

716,635

324,350

BASIC EARNINGS PER SHARE

ATTRIBUTABLE TO OWNERS

OF THE COMPANY

2r

125.49

52.84

BASIC EARNINGS PER ADS

(50 SHARES PER ADS)

ATTRIBUTABLE TO OWNERS

OF THE COMPANY

2r

6,274.73

2,642.02

PROFIT FOR THE PERIOD

716,635

324,350

OTHER COMPREHENSIVE INCOME

Difference in foreign currency translation

2b

3,477

(9,620

)

Income tax effect

(869

)

2,405

Difference in foreign currency

translation - net of tax

2,608

(7,215

)

NET COMPREHENSIVE INCOME

719,243

317,135

OTHER COMPREHENSIVE INCOME

- NET OF TAX ATTRIBUTABLE TO:

Owners of the Company

2,608

(7,215

)

Non-controlling interests

2b

-

-

Total

2,608

(7,215

)

NET COMPREHENSIVE INCOME

ATTRIBUTABLE TO:

Owners of the Company

684,537

279,916

Non-controlling interests

34,706

37,219

Total

719,243

317,135

See Independent Accountants’ Review Report on review of interim consolidated financial statements.

The accompanying notes form an integral part of these interim consolidated financial statements.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Six Months Ended June 30, 2011 and 2010 (Unaudited)

(Expressed in millions of rupiah)

		Equity Attributable to Owners of the Company
Description	Notes	Capital Stock - Issued and Fully Paid	Premium of Capital Stock	Retained Earnings		Difference in Transactions of Equity Changes in Associated Companies/Subsidiaries	Difference in Foreign Currency Translation	Total	Non-controlling Interests	Total Equity
				Appropriated	Unappropriated

Balance as of January 1, 2010		543,393	1,546,587	119,464	15,341,773	404,104	2,369	17,957,690	330,593	18,288,283
Difference in foreign currency translation arising from the translation of
the financial statements of Indosat Finance Company B.V., Indosat International Finance Company B.V. and Indosat Palapa Company B.V. from euro, and Indosat Singapore Pte. Ltd. from U.S.dollar to rupiah - net of applicable income tax benefit of Rp1,257, Rp594, Rp337 and Rp217, respectively	2b	-	-	-	-	-	(7,215)	(7,215)	-	(7,215)
Resolution during the Annual
Stockholders' General Meeting on
June 22, 2010	31
Declaration of cash dividend		-	-	-	(749,122)	-	-	(749,122)	-	(749,122)
Appropriation for reserve fund		-	-	14,982	(14,982)	-	-	-	-	-
Profit for the period		-	-	-	287,131	-	-	287,131	37,219	324,350
Changes in non-controlling interests		-	-	-	-	-	-	-	(21,639)	(21,639)
Balance as of June 30, 2010		543,393	1,546,587	134,446	14,864,800	404,104	(4,846)	17,488,484	346,173	17,834,657

Balance as of January 1, 2011		543,393	1,546,587	134,446	15,224,843	404,104	(2,727)	17,850,646	385,840	18,236,486
Difference in foreign currency translation arising from the translation of
the financial statements of Indosat Finance Company B.V., Indosat International Finance Company B.V. and Indosat Palapa Company B.V. from euro, and Indosat Singapore Pte. Ltd. from U.S.dollar to rupiah - net of applicable income tax benefit (expense) of Rp205, Rp87, (Rp198) and Rp775, respectively	2b	-	-	-	-	-	2,608	2,608	-	2,608
Resolution during the Annual
Stockholders' General Meeting on
June 24, 2011	31
Declaration of cash dividend		-	-	-	(323,591)	-	-	(323,591)	-	(323,591)
Profit for the period		-	-	-	681,929	-	-	681,929	34,706	716,635
Changes in non-controlling interests		-	-	-	-	-	-	-	(27,544)	(27,544)
Balance as of June 30, 2011		543,393	1,546,587	134,446	15,583,181	404,104	(119)	18,211,592	393,002	18,604,594

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

Six Months Ended June 30, 2011 and 2010 (Unaudited)

 (Expressed in millions of rupiah)

Notes

2011

2010

CASH FLOWS FROM OPERATING ACTIVITIES

Cash received from:

Customers

9,704,617

9,428,474

Refunds of taxes

6

106,321

41,753

Interest income

44,619

69,929

Cash paid to/for:

Suppliers and others

(3,511,771

)

(3,952,047)

Employees

(1,213,380)

(703,856

)

Financing cost

(928,858

)

(1,065,551)

Income taxes

(188,167)

(89,606

)

Interest rate swap contracts

20m-z

(68,718

)

(62,802)

Swap cost from cross currency

swap contracts

20b-l

(49,176

)

(65,229)

Net Cash Provided by Operating Activities

3,895,487

3,601,065

CASH FLOWS FROM INVESTING ACTIVITIES

Cash dividend received from other

long-term investment

12

7,004

5,920

Proceeds from sale of property

and equipment

8

962

1,940

Acquisitions of property and

equipment

(2,553,061)

(3,032,767)

Acquisitions of intangible assets

9

(4,836)

(22,798)

Proceeds of Palapa D-Satellite insurance claim

8

-

537,657

Net Cash Used in Investing Activities

(2,549,931)

(2,510,048)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from long-term loans

522,900

51,211

Proceeds from short-term loan

14

500,000

-

Repayment of long-term loans

(1,312,306

)

(472,672)

Repayment of bonds payable

19

(1,100,000

)

-

Cash dividend paid by subsidiaries

 to non-controlling interests

(9,140

)

(2,904

)

Decrease in restricted cash and cash equivalents

-

20,606

Swap cost from cross currency swap contract

-

(28,850

)

Net Cash Used in Financing Activities

(1,398,546)

(432,609)

Net Foreign Exchange Differences from Cash

and Cash Equivalents

(10,949

)

(5,563

)

NET INCREASE IN CASH AND CASH EQUIVALENTS

(63,939)

652,845

CASH AND CASH EQUIVALENTS

AT BEGINNING OF PERIOD

2,075,270

2,835,999

CASH AND CASH EQUIVALENTS

AT END OF PERIOD

4

2,011,331

3,488,844

See Independent Accountants’ Review Report on review of interim consolidated financial statements.

The accompanying notes form an integral part of these interim consolidated financial statements.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Six Months Ended June 30, 2011 and 2010 (Unaudited)

 (Expressed in millions of rupiah)

Notes

2011

2010

DETAILS OF CASH AND CASH EQUIVALENTS:

Time deposits with original maturities of three months

or less and deposits on call

1,630,752

3,241,883

Cash on hand and in banks

380,579

246,961

Cash and cash equivalents as stated in the interim

consolidated statements of financial position

2,011,331

3,488,844

See Independent Accountants’ Review Report on review of interim consolidated financial statements.

The accompanying notes form an integral part of these interim consolidated financial statements.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL

a.

Company’s Establishment

PT Indosat Tbk (“the Company”) was established in the Republic of Indonesia on November 10, 1967 within the framework of the Indonesian Foreign Investment Law No. 1 of 1967 based on the notarial deed No. 55 of Mohamad Said Tadjoedin, S.H. The deed of establishment was published in Supplement No. 24 of State Gazette No. 26 dated March 29, 1968 of the Republic of Indonesia. In 1980, the Company was sold by American Cable and Radio Corporation, an International Telephone & Telegraph subsidiary, to the Government of the Republic of Indonesia (“the Government”) and became a State-owned Company (Persero).

On February 7, 2003, the Company received the approval from the Capital Investment Coordinating Board (“BKPM”) in its letter No. 14/V/PMA/2003 for the change of its legal status from a State-owned Company (Persero) to a Foreign Capital Investment Company. Subsequently, on March 21, 2003, the Company received the approval from the Ministry of Justice and Human Rights of the Republic of Indonesia on the amendment of its Articles of Association to reflect the change in its legal status.

The Company’s Articles of Association has been amended from time to time. The latest amendment was covered by notarial deed No. 123 dated January 28, 2010 of Aulia Taufani, S.H., (as a substitute notary of Sutjipto, S.H.) as approved in the Stockholders’ Extraordinary General Meeting held on January 28, 2010, in order to comply with the Indonesian Capital Market and Financial Institutions Supervisory Agency (BAPEPAM-LK) Rule No. IX.J.1 dated May 14, 2008 on the Principles of Articles of Association of Limited Liability Companies that Conduct Public Offering of Equity Securities and Public Companies and Rule No. IX.E.1 on Affiliate Transactions and Certain Conflict of Interests Transactions. The latest amendment of the Company’s Articles of Association has been approved by, and reported to, the Ministry of Law and Human Rights of the Republic of Indonesia based on its letters No. AHU-09555.AH.01.02 Year 2010 dated February 22, 2010 and No. AHU-AH.01.10-04964 dated February 25, 2010. The amendments relate to, among others, the changes in the Company’s purposes, objectives and business activities, appointment of acting President Director if the incumbent President Director is unavailable and definition of conflict of interests.

According to article 3 of its Articles of Association, the Company’s purposes and objectives are to provide telecommunications networks, telecommunications services as well as information technology and/or convergence technology services by carrying out the following main business activities:

a.

To provide telecommunications networks, telecommunications services as well as information technology and/or convergence technology services, including but not limited to providing basic telephony services, multimedia services, internet telephony services, network access point service, internet services, mobile telecommunications networks and fixed telecommunications networks; and

b.

To engage in payment transactions and money transfer services through telecommunications networks as well as information technology and/or convergence technology.

The Company can provide supporting business activities in order to achieve the purposes and objectives, and to support its main businesses, as follows:

a.

To plan, to procure, to modify, to build, to provide, to develop, to operate, to lease, to rent, and to maintain infrastructures/facilities including resources to support the Company’s business in providing telecommunications networks, telecommunications services as well as information technology and/or  convergence technology services;

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

b.

To conduct business and operating activities (including development, marketing and sales of telecommunications networks, telecommunications services as well as information technology and/or  convergence technology services by the Company), including research, customer services, education and courses (both domestic and overseas); and

c.

To conduct other activities necessary to support and/or related to the provision of telecommunications networks, telecommunications services as well as information technology and/or  convergence technology services including, but not limited to, electronic transactions and provision of hardware, software, content as well as telecommunications-managed services.

The Company started its commercial operations in 1969.

Based on Law No. 3 of 1989 on Telecommunications and pursuant to Government Regulation No. 77 of 1991, the Company had been re-confirmed as an Operating Body (“Badan Penyelenggara”) that provided international telecommunications services under the authority of the Government.

In 1999, the Government issued Law No. 36 on Telecommunications (“Telecommunications Law”) which took effect on September 8, 2000. Under the Telecommunications Law, telecommunications activities cover:

•

Telecommunications networks

•

Telecommunications services

•

Special telecommunications services

National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Individuals, government institutions and legal entities, other than telecommunications networks and service providers, are allowed to render special telecommunications services.

The Telecommunications Law prohibits activities that result in monopolistic practices and unhealthy competition and expects to pave the way for market liberalization.

Based on the Telecommunications Law, the Company ceased as an Operating Body and has to obtain licenses from the Government for the Company to engage in the provision of specific telecommunications networks and services.

On August 14, 2000, the Government, through the Ministry of Communications (“MOC”), granted the Company an in-principle license as a nationwide Digital Communication System (“DCS”) 1800 telecommunications provider as compensation for the early termination effective August 1, 2003 of the exclusivity rights on international telecommunications services given to the Company prior to the granting of such license. On August 23, 2001, the Company obtained the operating license from the MOC. Subsequently, based on Decree No. KP.247 dated November 6, 2001 issued by the MOC, the operating license was transferred to the Company’s subsidiary, PT Indosat Multi Media Mobile (see “e” below).

On September 7, 2000, the Government, through the MOC, also granted the Company in-principle licenses for local and domestic long-distance telecommunications services as compensation for the termination of its exclusivity rights on international telecommunications services. On the other hand, PT Telekomunikasi Indonesia Tbk (“Telkom”) was granted an in-principle license for international telecommunications services as compensation for the early termination of Telkom’s rights on local and domestic long-distance telecommunications services.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

Based on a letter dated August 1, 2002 from the MOC, the Company was granted an operating license for fixed local telecommunications network covering Jakarta and Surabaya. This operating license was converted to become a national license on April 17, 2003 based on Decree No. KP.130 Year 2003 of the MOC. The values of the above licenses granted to Telkom and the Company on the termination of their exclusive rights on local/domestic and international telecommunications services, respectively, have been determined by an independent appraiser.

The following are operating licenses obtained by the Company and PT Indosat Mega Media, a subsidiary:

License No.	Date Issued	Issuing Body	Period of License	Description
KP.69/Thn 2004	March 15, 2004	MOC	Evaluated every 5 years	Operating license for nationwide closed fixed communications network (e.g., VSAT, frame relay, etc.), which was amended by license No.198/KEP/M.KOMINFO/05/2010
KP.203/Thn 2004	May 21, 2004	MOC	Evaluated every 5 years

Operating license for fixed network and basic telephony services which covers the provision of local, national long-distance,  and international long-distance telephony

services, which was  amended by licenses No.311/KEP/M.KOMINFO/8/2010, No.312/KEP/M.KOMINFO/8/2010 and  No.313/KEP/M.KOMINFO/8/2010

19/KEP/M.KOMINFO/02/2006 and 29/KEP/M.KOMINFO/03/2006	February 14, 2006 and March 27, 2006	Ministry of Communications and Information and Technology (“MOCIT”)	10 years

Determination of the winner and operating license for IMT-2000 cellular network provider using 2.1 GHz radio frequency spectrum (a third generation [“3G”] mobile communications technology) for 1 block (2 x 5 Mhz) of frequency (*)

102/KEP/M.KOMINFO/10/2006	October 11, 2006	MOCIT	Evaluated every year	Amended operating license for nationwide GSM cellular mobile network (including its basic telephony services and the rights and obligations of 3G services)
181/KEP/M.KOMINFO/12/2006	December 12, 2006	MOCIT	-	Allocation of two nationwide frequency channels, i.e., channels 589 and 630 in the 800 MHz spectrum for Local Fixed Wireless Network Services with Limited Mobility
01/DIRJEN/2008	January 7, 2008	Directorate General of Post and Telecommunications (“DGPT”)	Evaluated every 5 years	Operating license as internet service provider
51/DIRJEN/2008	January 9, 2008	DGPT	Evaluated every 5 years	Operating license for internet interconnection services (Network Access Point/NAP), which replaces the previous license given to PT Satelit Palapa Indonesia (“Satelindo”)
52/DIRJEN/2008	January 9, 2008	DGPT	Evaluated every 5 years	Operating license for telephony internet services which replaces the previous License No. 823/DIRJEN/2002 for Voice over Internet Protocol Service with national coverage that expired in 2007

(*)

As one of the winners in the selection of IMT-2000 cellular providers, the Company was obliged to, among others, pay upfront fee of Rp320,000 (Note 2j) and radio frequency fee (Note 32h).

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

License No.	Date Issued	Issuing Body	Period of License	Description
237/KEP/M.KOMINFO/7/2009	July 27, 2009	MOCIT	10 years	Operating license for “Packet Switched” local fixed telecommunications network using 2.3 GHz radio frequency spectrum of Broadband Wireless Access (BWA) (**)
268/KEP/M.KOMINFO/9/2009	September 1, 2009	MOCIT	10 years	Operating license for one additional block (2 x 5 Mhz) of 3G frequency (***)
198/KEP/M.KOMINFO/05/2010	May 27, 2010	MOCIT	Evaluated every 5 years	Amended operating license for nationwide closed fixed communications network (e.g.,VSAT, frame relay, etc.), which replaces the previous license (No.KP.69/Thn 2004) given to the Company
311/KEP/M.KOMINFO/8/2010 312/KEP/M.KOMINFO/8/2010 and 313/KEP/M.KOMINFO/8/2010	August 24, 2010	MOCIT	Evaluated every 5 years

Amended operating license for fixed network and basic telephony service which covers the provision of local, national long-distance, and international long-distance telephony services, which replaces the previous license
(No. KP.203/Thn 2004) given to the Company

   (**)

PT Indosat Mega Media was obliged to, among others, pay upfront fee of Rp18,408 (Note 2j) and radio frequency fee (Note 32h).

 (***)

The Company was obliged to, among others, pay upfront fee of Rp320,000 (Note 2j) and radio frequency fee (Note 32h).

On January 9, 2008, based on letter No. 10/14/DASP from Bank Indonesia (Central Bank), the Company obtained approval for “Indosat m-wallet” prepaid cards as a new means of making payments to certain merchants. The Company was also appointed as a special principal and technical acquirer for such prepaid cards. On November 19, 2009, the Company launched “Indosat m-wallet” to the public.

On March 17, 2008, MOCIT issued Ministerial Decree No. 02/PER/M.KOMINFO/2008 on the Guidelines of Construction and Utilization of Sharing Telecommunication Towers. Based on this Decree, the construction of telecommunications towers requires permits from the relevant governmental institution and the local government determines the placement of the towers and the location in which the towers can be constructed. Furthermore, a telecommunications provider or tower provider which owns telecommunications towers is obliged to allow other telecommunications operators to utilize its telecommunications towers without any discrimination. The Decree also mandated that each of the tower contractor, provider and owner be 100% locally owned companies.

On March 30, 2009, the Ministry of Domestic Affairs, Ministry of Public Works, MOCIT and the Head of BKPM jointly issued Decrees No. 18 Year 2009, No. 07/PRT/M/2009, No. 19/PER/M.KOMINFO/03/09 and No. 3/P/2009 on the Detailed Guidelines of Construction and Utilization of Sharing Telecommunication Towers. The Decrees define the requirements and procedures for tower construction. A tower provider can be either a telecommunications operator or a non-telecommunications operator. If a tower provider is a non-telecommunications operator, it is required to be a 100% locally owned company.

On September 3, 2010, based on letter No. 12/67/DASP/25 from Bank Indonesia (Central Bank), the Company obtained approval to become a “money remittance provider” to customers in the local and international markets.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL (continued)

a.

Company’s Establishment (continued)

On December 13, 2010, based on letter No.2619/BSN/D3-d3/12/2010 from the Badan Standardisasi Nasional (National Standardization Bureau), the Company obtained Issuer Identification Number (IIN) on its applications for “Indosat m-wallet” and “money remittance provider”. On March 23, 2011, the President of the Republic of Indonesia issued Regulation or Peraturan Pemerintah (“PP”) No. 3 year 2011 regarding the money remittance. This regulation becomes the operational guidance for the Company as a “money remittance provider”.

On December 13, 2010, the President of the Republic of Indonesia issued PP No.76/2010 regarding the amendment of PP No.7/2009 on types and tariffs of non-tax state income applicable at MOCIT. This regulation affects the computation method and payment of the spectrum fee allocated to the Company (800 Mhz, 900 Mhz and 1,800 Mhz frequency bands).

The Company is domiciled at Jalan Medan Merdeka Barat No. 21, Jakarta and has 4 regional offices located in Jakarta, Surabaya, Batam and Balikpapan.

Qatar Telecom QSC, Qatar (“Qatar Telecom”), is the ultimate parent company of the Company and its subsidiaries (collectively referred to hereafter as “the Group”). The immediate parent company of the Group is Qatar Telecom (Qtel Asia) Pte. Ltd., Singapore.

b.

Company’s Public Offerings

All of the Company’s B shares have been registered with and traded on the Indonesia Stock Exchange (new entity after the merger of Jakarta Stock Exchange and Surabaya Stock Exchange in November 2007) since 1994. The Company’s American Depositary Shares (ADS, each representing 50 B shares), have also been traded on the New York Stock Exchange since 1994.

As of June 30, 2011, the Group’s outstanding bonds issued to the public are as follows:

Bond (Note 19)	Effective Date	Registered with and Traded on:
1. Second Indosat Bonds series B in Year 2002 with Fixed Rate	November 6, 2002	Indonesia Stock Exchange
2. Fifth Indosat Bonds in Year 2007 with Fixed Rates	May 29, 2007	Indonesia Stock Exchange
3. Indosat Sukuk Ijarah II in Year 2007	May 29, 2007	Indonesia Stock Exchange
4. Sixth Indosat Bonds in Year 2008 with Fixed Rates	April 9, 2008	Indonesia Stock Exchange
5. Indosat Sukuk Ijarah III in Year 2008	April 9, 2008	Indonesia Stock Exchange
6. Seventh Indosat Bonds in Year 2009 with Fixed Rates	December 8, 2009	Indonesia Stock Exchange
7. Indosat Sukuk Ijarah IV in Year 2009	December 8, 2009	Indonesia Stock Exchange
8. Guaranteed Notes Due 2020	July 29, 2010	Singapore Exchange Securities Trading Limited

c.

Employees, Directors, Commissioners and Audit Committee

Based on a resolution at each of the Stockholders’ Annual General Meeting held on June 24, 2011 which is notarized under Deed No. 148 of Aulia Taufani, S.H., (as a substitute notary of Sutjipto, S.H.) on the same date and the Stockholders’ Annual General Meeting held on June 22, 2010 which is notarized under Deed No. 164 of Aulia Taufani, S.H., (as a substitute notary of Sutjipto, S.H.) on the same date, the composition of the Company’s Board of Commissioners and Board of Directors as of June 30, 2011 and December 31, 2010, respectively, is as follows:

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL (continued)

c.

Employees, Directors, Commissioners and Audit Committee (continued)

Board of Commissioners:

June 30, 2011

December 31, 2010

President Commissioner

Abdulla Mohammed S.A

Abdulla Mohammed S.A

     Al Thani

     Al Thani

Commissioner

Dr. Nasser Mohd. A. Marafih

Dr. Nasser Mohd. A. Marafih

Commissioner

Rachmad Gobel

Rachmad Gobel

Commissioner

Richard Farnsworth Seney

Richard Farnsworth Seney

Commissioner

Parikesit Suprapto

Jarman

Commissioner

Rionald Silaban

Rionald Silaban

Commissioner

Alexander Rusli*

Alexander Rusli*

Commissioner

Chris Kanter*

Chris Kanter*

Commissioner

Thia Peng Heok George*

Thia Peng Heok George*

Commissioner

Soeprapto*

Soeprapto*

* Independent commissioner

Board of Directors:

June 30, 2011

December 31, 2010

President Director and

Chief Executive Officer

Harry Sasongko Tirtotjondro

Harry Sasongko Tirtotjondro

Director and Chief Financial

Officer

Peter Wladyslaw Kuncewicz**

Peter Wladyslaw Kuncewicz

Director and Chief

Commercial Officer

Laszlo Imre Barta

Laszlo Imre Barta

Director and Chief

Technology Officer

Hanz C. Moritz

Stephen Edward Hobbs

Director and Chief Wholesale

and Infrastructure Officer

Fadzri Sentosa

Fadzri Sentosa

** Will be replaced by Curt Stefan Carlsson starting September 1, 2011

The composition of Company’s Audit Committee as of June 30, 2011 and December 31, 2010 is as follows:

Chairman

Thia Peng Heok George

Member

Chris Kanter

Member

Soeprapto

Member

Unggul Saut Marupa Tampubolon

Member

Kanaka Puradiredja

The Group has approximately 5,754 and 6,694 employees, including non-permanent employees, as of June 30, 2011 and December 31, 2010, respectively.

d.

Structure of the Company’s Subsidiaries

As of June 30, 2011 and December 31, 2010, the Company has direct and indirect ownership in the following Subsidiaries:

Start of

Percentage of Ownership (%)

Commercial

Name of Subsidiary

Location

 Principal Activity

Operations

June 30, 2011

December 31, 2010

Indosat Palapa Company B.V.

(“IPBV”)(1)

Amsterdam

Finance

2010

100.00

100.00

Indosat Mentari Company B.V.

(“IMBV”)(1)

Amsterdam

Finance

2010

100.00

100.00

Indosat Finance Company B.V.

(“IFB”)

Amsterdam

Finance

2003

100.00

100.00

Indosat International Finance

Company B.V. (“IIFB”)

 Amsterdam

Finance

2005

100.00

100.00

Indosat Singapore Pte. Ltd. (“ISPL”)

Singapore

Telecommunications

2005

100.00

100.00

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

1.

GENERAL (continued)

d.

Structure of the Company’s Subsidiaries (continued)

Start of

Percentage of Ownership (%)

Commercial

Name of Subsidiary

Location

 Principal Activity

Operations

June 30, 2011

December 31, 2010

PT Indosat Mega Media (“IMM”)

Jakarta

Multimedia

2001

99.85

99.85

PT Interactive Vision Media (“IVM”)(2)

Jakarta

          Pay TV

     -

99.83

-

PT Starone Mitra Telekomunikasi

(“SMT”)

Semarang

Telecommunications

2006

72.54

72.54

PT Aplikanusa Lintasarta

(“Lintasarta”)

Jakarta

Data Communication

1989

72.36

72.36

PT Lintas Media Danawa  (“LMD”)

Information and

Jakarta

Communication Services

2008

50.65

50.65

PT Artajasa Pembayaran Elektronis

(“APE”)(3)

Jakarta

Telecommunications

2000

39.80

39.80

Total Assets (Before Eliminations)

June 30,

December 31,

Name of Subsidiary

2011

2010

IPBV(1)

5,700,657

5,966,764

IMBV(1)

5,693,945

5,946,885

IFB

22,179

21,876

IIFB

9,477

9,635

ISPL

58,361

54,353

IMM

929,773

815,130

IVM

(2)

4.999

-

SMT

189,562

155,297

Lintasarta

1,728,115

1,739,896

LMD

4,954

2,671

APE(3)

253,131

221,297

(1)

IPBV and IMBV were incorporated in Amsterdam on April 28, 2010 to engage in treasury activities, to lend and borrow money, whether in the form of securities or otherwise, to finance enterprises and companies, to grant security in respect of their respective obligations or those of their group companies and third parties.

(2)

IVM, a subsidiary of IMM, was established on April 21, 2009 to engage in Pay TV services. IMM made capital injection to IVM on March 9 and 30, 2011 totalling Rp4,999. As of June 30, 2011, IVM is still in the process of obtaining operating license to conduct its Pay TV services; consequently it is not operating yet.

(3)

Lintasarta has direct 55% ownership in APE.

e.

Merger of the Company, Satelindo, Bimagraha and IM3

Based on Merger Deed No. 57 dated November 20, 2003 (“merger date”) of Poerbaningsih Adi Warsito, S.H., the Company, Satelindo, PT Bimagraha Telekomindo (“Bimagraha”) and PT Indosat Multi Media Mobile (“IM3”) agreed to merge, with the Company as the surviving entity. All assets and liabilities owned by Satelindo, Bimagraha and IM3 were transferred to the Company on the merger date. These three companies were dissolved by operation of law without the need to undergo the regular liquidation process.

The names “Satelindo” and “IM3” in the following notes refer to these entities before they were merged with the Company, or as the entities that entered into contractual agreements that were taken over by the Company as a result of the merger.

f.

Approval and Authorization the Issuance of Interim Consolidated Financial Statements

The issuance of the interim consolidated financial statements of the Group as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 were approved and authorized by the Board of Directors on August 8, 2011, as reviewed and recommended for approval by the Audit Committee.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.

Basis of Presentation of Interim Consolidated Financial Statements

The interim consolidated financial statements have been prepared in accordance with Indonesian Financial Accounting Standards (“SAK”), which comprise the Statements and Interpretations issued by the Financial Accounting Standards Board of the Indonesian Institute of Accountants (“DSAK”) and the Regulations and the Guidelines on Financial Statement Presentation and Disclosures issued by BAPEPAM-LK. As disclosed further in the relevant succeeding Notes, several amended and published accounting standards were adopted effective January 1, 2011.

The interim consolidated financial statements are prepared in accordance with Statement of Financial Accounting Standards (“PSAK”) 1 (Revised 2009), “Presentation of Financial Statements”, and PSAK 3 (Revised 2010), “Interim Financial Reporting”, both adopted on January 1, 2011.

PSAK  1 (Revised 2009) regulates presentation of financial statements as to, among others, the objective, component of financial statements, fair presentation, materiality and aggregation, offsetting, distinction  between current and non-current assets and short-term and long-term liabilities, comparative information and consistency and introduces new disclosures such as key estimations and judgments, capital management, other comprehensive income, departures from accounting standards and statement of compliance.

PSAK 3 (Revised 2010) regulates minimum presentation of interim financial statements, and also the principles of recognition and measurement in the complete or condensed interim financial statements.

The adoption of PSAK 1 (Revised 2009) has significant impact on the related presentation and disclosures in the interim consolidated financial statements.

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those made in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2010, except for the adoption of several amended PSAKs effective January 1, 2011 as disclosed in this Note.

The interim consolidated financial statements have been prepared on the accrual basis using the historical cost concept of accounting, except as disclosed in the relevant Notes herein.

The interim consolidated statements of cash flows, which have been prepared using the direct method, present receipts and disbursements of cash and cash equivalents classified into operating, investing and financing activities.

The reporting currency used in the interim consolidated financial statements is the Indonesian rupiah, which is the Group’s functional currency.

b.

Principles of Consolidation

From January 1, 2011

Effective January 1, 2011, the Group retrospectively adopted PSAK 4 (Revised 2009), “Consolidated and Separate Financial Statements”, except for the following items that were applied prospectively: (i) losses of a subsidiary that result in a deficit balance to non-controlling interests (“NCI”); (ii) loss of control over a subsidiary; (iii) change in the ownership interest in a subsidiary that does not result in a loss of control; (iv) potential voting rights in determining the existence of control; (v) consolidation of a subsidiary that is subject to long-term restriction.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.

Principles of Consolidation (continued)

From January 1, 2011 (continued)

PSAK 4 (Revised 2009) provides for the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent, and the accounting for investments in subsidiaries, jointly controlled entities and associated entities when separate financial statements are presented as additional information.

As described herein, the adoption of PSAK 4 (Revised 2009) has insignificant impact on the financial reporting including for the related disclosures in the consolidated financial statements.

All material intercompany transactions and account balances (including the related significant unrealized gains or losses) have been eliminated.

The consolidated financial statements include the accounts of the Company and Subsidiaries mentioned in Note 1d, in which the Company maintains (directly or indirectly) equity ownership of more than 50%.

Subsidiaries are fully consolidated from the date of acquisitions, being the date on which the Group obtained control, and continue to be consolidated until the date such control ceases. Control is presumed to exist if the Company owns, directly or indirectly through Subsidiaries, more than half of the voting power of an entity. Control also exists when the parent owns half or less of the voting power of an entity when there is:

a)

power over more than half of the voting rights by virtue of an agreement with other investors;

b)

power to govern the financial and operating policies of the entity under a statute or an agreement;

c)

power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or

d)

power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

Losses of a non-wholly owned subsidiary are attributed to the NCI even if that results in a deficit balance.

In case of loss of control over a subsidiary, the Group:

•

derecognizes the assets (including goodwill) and liabilities of the subsidiary;

•

derecognizes the carrying amount of any NCI;

•

derecognizes the cumulative translation differences, recorded in equity, if any;

•

recognizes the fair value of the consideration received;

•

recognizes the fair value of any investment retained;

•

recognizes any surplus or deficit in profit or loss; and

•

reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

NCI represent the portion of the profit or loss and net assets of the Subsidiaries not attributable, directly or indirectly, to the Company, which are presented in the consolidated statement of comprehensive income and under the equity section of the consolidated statement of financial position, respectively, separately from the corresponding portion attributable to the equity holders of the parent company.

Prior to January 1, 2011

The proportionate shares of minority shareholders in net assets and net income or loss of the consolidated subsidiaries were previously presented as “Minority Interests” in the interim consolidated statements of financial position and as “Minority Interests in Net Loss (Income) of Subsidiaries” in the interim consolidated statements of comprehensive income.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.

Principles of Consolidation (continued)

Prior to January 1, 2011 (continued)

The losses applicable to the minority interests in a Subsidiary may have exceeded the minority interests in the equity of the Subsidiary. The excess and any further losses applicable to the minority interests were absorbed by the Company as the majority shareholder, except to the extent that the minority interests had other long-term interest in the related Subsidiary or had binding obligations for, and were able to make good of, the losses. If the Subsidiary subsequently reported profits, all such profits were allocated to the majority interest holder, in this case, the Company, until the minority interests’ share of losses previously absorbed by the Company were recovered.

The accounts of IPBV, IMBV, IFB, IIFB and ISPL were translated into rupiah amounts at the middle rates of exchange prevailing at balance sheet date for balance sheet accounts and the average rates during the period for profit and loss accounts. The resulting difference arising from the translations of the financial statements of IPBV, IMBV, IFB, IIFB and ISPL are presented as “Difference in Foreign Currency Translation” under the Equity section of the consolidated statements of financial position.

c.

Business Combinations

Effective January 1, 2011, the Group prospectively adopted PSAK 22 (Revised 2010), “Business Combinations”, applicable for business combinations that occur on or after the beginning of a financial year/period commencing on or after January 1, 2011.

PSAK 22 (Revised 2010) stipulates the nature of transaction or other event that meets the definition of a business combination to improve the relevance, reliability and comparability of the information that a reporting entity provides in its financial statements about a business combination and its effects.

In accordance with the transitional provision of PSAK 22 (Revised 2010), starting January 1, 2011, the Group:

•

ceased the goodwill amortization (Note 9);

•

eliminated the carrying amount of the related accumulated amortization of goodwill; and

•

performed an impairment test of goodwill in accordance with PSAK 48 (Revised 2009), “Impairment of Assets”.

As described herein, the adoption of PSAK 22 (Revised 2010) has significant impact on the financial reporting, including for the related disclosures in the consolidated financial statements.

From January 1, 2011

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any NCI in the acquiree. For each business combination, the acquirer measures the NCI in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are directly expensed and included in administrative expenses.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

c.

Business Combinations (continued)

From January 1, 2011 (continued)

When the Group acquires a business, it assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability, will be recognized in accordance with PSAK 55 (Revised 2006) either in profit or loss or as other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity.

At acquisition date, goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for NCI over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (“CGUs”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those CGUs.

Where goodwill forms part of a CGU and part of the operation within that CGU is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the CGU retained.

Prior to January 1, 2011

In comparison to the above, the following were the accounting policies applied on business combination prior to January 1, 2011:

i.

business combinations were accounted for using the purchase method. Transaction costs directly attributable to the acquisition formed part of the acquisition costs. The NCI (formerly known as minority interest) was measured at the book value of the proportionate share of the acquiree’s identifiable net assets;

ii.

business combinations achieved in stages were accounted for as separate steps. Any additional acquired equity interest did not affect previously recognized goodwill;

iii.

when the Group acquired a business, embedded derivatives separated from the host contract by the acquiree were not reassessed on acquisition unless the business combination resulted in a change in the terms of the contract that significantly modified the cash flows that otherwise would have been required under the contract;

iv.

contingent consideration was recognized if, and only if, the Group had a present obligation, the economic outflow was more likely than not and a reliable estimate was determinable. Subsequent adjustments to the contingent consideration were recognized as part of goodwill.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.

Cash and Cash Equivalents

Time deposits with original maturities of three months or less at the time of placement and deposits on call are considered as “Cash Equivalents”.

Cash in banks and time deposits which are pledged as collateral for bank guarantees are not classified as part of “Cash and Cash Equivalents”. These are presented as part of either “Other Current Financial Assets” or “Other Non-current Financial Assets”.

e.

Inventories

Inventories, which mainly consist of SIM cards, broadband modems, starter packs, pulse reload vouchers and cellular handsets are valued at the lower of cost or net realizable value. Cost is determined using the weighted average method.

In accordance with PSAK 14 (Revised 2008), the Group applies the guidance on the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value, as well as guidance on the cost formula used to assign costs to inventories.

f.

Prepaid Expenses

Prepaid expenses, which mainly consist of frequency fee, rentals, upfront fee of 3G and BWA licenses and insurance are expensed as the related asset is utilized. The non-current portions of prepaid rentals and upfront fee of 3G and BWA licenses are shown as part of “Long-term Prepaid Rentals - Net of Current Portion” and “Long-term Prepaid Licenses - Net of Current Portion”, respectively.

g.

Investments in Associated Companies

Effective January 1, 2011, the Group applied PSAK 15 (Revised 2009), “Investments in Associated Companies”. The revised PSAK is applied retrospectively and prescribes the accounting for investments in associated companies as to determination of significant influence, accounting method to be applied, impairment in value of investments and separate financial statements. The adoption of this revised PSAK has no significant impact on the consolidated financial statements.

The Group’s investment in its associated company is accounted for using the equity method. An associated company is an entity in which the Group has significant influence. Under the equity method, the cost of investment is increased or decreased by the Group’s share in net earnings or losses of, and dividends received from, the associated company since the date of acquisition.

The consolidated statements of comprehensive income reflect the share of the results of operations of the associated company. Where there has been a change recognized directly in the equity of the associated company, the Group recognizes its share of any such changes and discloses this, when applicable, in the consolidated statements of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the associated company are eliminated to the extent of the Group’s interest in the associated company.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

g.

Investments in Associated Companies (continued)

The Group determines whether it is necessary to recognize an additional impairment loss on the Group’s investment in its associated company. The Group determines at each reporting date whether there is any objective evidence that the investment in the associated company is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the investment in associated company and its carrying value, and recognizes the amount in the consolidated statements of comprehensive income.

h.

Property and Equipment

Property and equipment are stated at cost (which includes certain capitalized borrowing costs incurred during the construction phase), less accumulated depreciation and impairment in value.

Depreciation of property and equipment is computed using the straight-line method based on the estimated useful lives of the assets.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair values unless:

(i)

the exchange transaction lacks commercial substance, or

(ii)

the fair value of neither the assets received  nor the assets given up can be measured reliably.

The acquired assets are measured this way even if the Group cannot immediately derecognize the assets given up. If the acquired assets cannot be reliably measured at fair value, their value is measured at the carrying amount of the assets given up.

In accordance with PSAK 16 (Revised 2007), the Group has chosen the cost model for the measurement of its property and equipment. The Group performs periodic review and assessment of the economic useful lives of the assets. Below are the estimated useful lives (in years).

 Years

Buildings

20

Information technology equipment

3 to 5

Office equipment

3 to 5

Building and leasehold improvements

3 to 15

Vehicles

5

Cellular technical equipment

10

Transmission and cross-connection equipment

10 to 15

Fixed Wireless Access (“FWA”) technical equipment

10

Operation and maintenance center and

measurement unit

3 to 5

Fixed access network equipment

10

Landrights are stated at cost.

The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments which enhance an asset’s condition on its initial performance, are capitalized. When properties are retired or otherwise disposed of, their costs and the related accumulated depreciation are derecognized from the accounts, and any resulting gains or losses are recognized in the consolidated statements of comprehensive income for the period.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h.

Property and Equipment (continued)

Properties under construction and installation are stated at cost. All borrowing costs, which include interest, amortization of ancillary costs and foreign exchange differentials (estimated quarterly to the extent that they are regarded as an adjustment to interest costs by capping the exchange differences taken as borrowing costs at the amount of borrowing costs on the functional currency equivalent borrowings) that can be attributed to qualifying assets, are capitalized to the cost of properties under construction and installation. Capitalization of borrowing costs ceases when the construction or installation is completed and the constructed or installed asset is ready for its intended use.

The residual values, useful lives and methods of depreciation of property and equipment are reviewed and adjusted prospectively, if appropriate, at each financial year end.

i.

Impairment of Non-financial Assets

Effective January 1, 2011, the Group prospectively adopted PSAK 48 (Revised 2009), “Impairment of Assets”, including goodwill and assets acquired from business combinations before January 1, 2011.

PSAK 48 (Revised 2009) prescribes the procedures to be employed by an entity to ensure that its assets are carried at no more than their recoverable amount. An asset is carried at more than its recoverable amount if its carrying amount exceeds the amount to be recovered through use or sale of the asset. If this is the case, the asset is described as impaired and this revised PSAK requires the entity to recognize an impairment loss. This revised PSAK also specifies when an entity should reverse an impairment loss and prescribes disclosures.

As described herein, the adoption of PSAK 48 (Revised 2009) has a significant impact on the financial reporting, including for the related disclosures, mainly on the impairment test of goodwill which is required at least once a year and more frequently when indications for impairment exist.

The Group assesses at each annual reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset (i.e., an intangible asset with an indefinite useful life, an intangible asset not yet available for use, or goodwill acquired in a business combination) is required, the Group makes an estimate of the asset’s recoverable amount.

An asset’s recoverable amount is the higher of the asset’s or CGU’s fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Impairment losses of continuing operations are recognized in the consolidated statements of comprehensive income as “impairment losses”. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used to determine the fair value of the assets. These calculations are corroborated by valuation multiples or other available fair value indicators.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

i.

Impairment of Non-financial Assets (continued)

Impairment losses of continuing operations, if any, are recognized in the interim consolidated statements of comprehensive income under expense categories that are consistent with the functions of the impaired assets.

An assessment is made at each annual reporting period as to whether there is any indication that previously recognized impairment losses recognized for an asset other than goodwill may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset other than goodwill is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited so that the carrying amount of the assets does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior period. Reversal of an impairment loss is recognized in the interim consolidated statements of comprehensive income. After such a reversal, the depreciation charge on the said asset is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

j.

Leases

In accordance with PSAK 30 (Revised 2007), a lease that transfers substantially all the risks and rewards incidental to ownership is classified as finance lease. At the commencement of the lease term, a lessee recognizes finance lease as asset and liability in its statement of financial position at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments. Minimum lease payments are apportioned between the finance charges and the reduction of the outstanding liability. The finance charges are allocated to each period during the lease term. Leased asset held by the lessee under a finance lease is depreciated consistently using the same method used for depreciable assets that are directly owned or is fully depreciated over the shorter of the lease term and its useful life, if there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term.

Leases which do not transfer substantially all the risks and rewards incidental to ownership are classified as operating leases. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

In 2006, the Company was granted a license to use 2.1 GHz radio frequency spectrum (a 3G mobile communications technology - Note 1a) by the MOCIT. The upfront fee is recorded as part of Long-term Prepaid Licenses for the non-current portion and Prepaid Expenses for the current portion, and amortized over the 10-year license term using the straight-line method.

In 2009, the Company received additional 3G license (Note 1a), and IMM was granted an operating license for “Packet Switched” local telecommunications network using 2.3 GHz radio frequency spectrum of Broadband Wireless Access (“BWA”). The Company and IMM were obliged to, among others, pay upfront fee and annual radio frequency fee for 10 years (Note 32h).

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j.

Leases (continued)

Management believes, as supported by written confirmation from the DGPT, that the 3G and BWA licenses may be returned at any time without any financial obligation to pay the remaining outstanding annual radio frequency fees (i.e., the license arrangement does not transfer substantially all the risks and rewards incidental to ownership).

Accordingly, the Company and IMM recognize the annual radio frequency fee as operating lease expense, amortized using the straight-line method over the term of the rights to operate the 3G and BWA licenses. Management evaluates its plan to continue to use the licenses on an annual basis.

k.

Revenue and Expense Recognition

Effective January 1, 2011, the Group adopted PSAK 23 (Revised 2010), “Revenue”. This revised PSAK identifies the circumstances in which the criteria on revenue recognition will be met and, therefore, revenue may be recognized, and prescribes the accounting treatment of revenue arising from certain types of transactions and events, and also provides practical guidance on the application of the criteria on revenue recognition. The adoption of this revised PSAK has no significant impact on the interim consolidated financial statements. Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and Value Added Taxes (“VAT”). The following specific recognition criteria must also be met before revenue is recognized:

Cellular

Cellular revenues arising from airtime and roaming calls are recognized based on the duration of successful calls made through the Company’s cellular network and presented on a gross basis.

For post-paid subscribers, monthly service fees are recognized as the service is provided.

The activation component of starter package sales has been deferred and recognized as revenue over the expected average period of the customer relationship. Sales of initial/reload vouchers are recorded as unearned revenue and recognized as revenue upon usage of the airtime or upon expiration of the airtime.

Sales of wireless broadband modems and cellular handsets are recognized upon delivery to the customers.

Revenues from wireless broadband data communications are recognized based on the duration of usage or fixed monthly charges depending on the arrangement with the customers.

Cellular revenues are presented on a net basis, after compensation to value added service providers.

Customer Loyalty Program

The Company operates a customer loyalty program called “Poin Plus Plus”, which allows customers to accumulate points for every reload and payment by the Company’s prepaid and post-paid subscribers, respectively. The points can then be redeemed for free telecommunications and non-telecommunications products, subject to a minimum number of points being obtained.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.

Revenue and Expense Recognition (continued)

Cellular (continued)

Customer Loyalty Program (continued)

Customer loyalty credits are accounted for as a separate component of the sales transaction in which they are granted. The Company records a liability at the time of reload and payment by its prepaid and post-paid subscribers, respectively, based on the fair value expected to be incurred to supply products in the future. The consideration received is allocated between the cellular products sold and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or when the redemption period expires.

Dealer Commissions

Consideration in the form of sales discount given by the Company to a dealer is recognized as a reduction of revenue.

If the Company receives, or will receive, an identifiable benefit in exchange for a consideration given by the Company to a dealer, and the fair value of such benefit can be reasonably estimated, the consideration will be recorded as a marketing expense.

Tower Leasing

Revenue from tower leasing is recognized on the straight-line basis over the lease term based on the amount stated in the agreement between the Company and the lessee. Based on the Company’s assessment on the current tower leasing arrangements, the leasing transactions are classified as operating leases (Note 2j).

Multimedia, Data Communication, Internet (“MIDI”)

Internet

Revenues from installation services have been deferred and recognized over the expected average period of the customer relationship. Revenues from monthly service fees are recognized as the services are provided. Revenues from usage charges are recognized monthly based on the duration of internet usage or based on the fixed amount of charges depending on the arrangement with the customers.

Frame Net, World Link and Direct Link

Revenues from installation services have been deferred and recognized over the expected average period of the customer relationship. Revenues from monthly service fees are recognized as the services are provided.

Satellite Lease

Revenues are recognized on the straight-line basis over the lease term.

Revenues from other MIDI services are recognized when the services are rendered.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.

Revenue and Expense Recognition (continued)

Fixed Telecommunications

International Calls

Revenue from outgoing international call traffic has been reported on a gross basis.

In addition, starting January 1, 2010, the Company has decided to reclassify the portion of incoming calls revenue that belongs to the Company’s cellular segment. The Company believes that this change will bring the Company’s revenue presentation to be aligned more closely with the Company’s profit and loss performance and to provide reliable and more relevant information to stockholders and users of the accounts. To improve the comparability of the consolidated financial statements, the Company made accounts reclassification in the consolidated financial statements for the six months ended June 30, 2010 (Note 40).

Fixed Wireless

Fixed wireless revenues arising from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

For post-paid subscribers, monthly service fees are recognized as the service is provided.

The activation component of starter package sales has been deferred and recognized as revenue over the expected average period of the customer relationship. Sale of initial/reload vouchers is recorded as unearned income and recognized as income upon usage of the airtime or upon expiration of the airtime.

Fixed Line

Revenues from fixed line installations have been deferred and recognized over the expected average period of the customer relationship. Revenues from usage charges are recognized based on the duration of successful calls made through the Company’s fixed network.

Interconnection Revenue

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month.

Expenses

Interconnection Expenses

Expenses from network interconnection with other domestic and international telecommunications carriers are accounted for as operating expenses in the period these are incurred.

Other Expenses

Expenses are recognized when incurred.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.

Personnel Costs

Personnel costs which are directly related to the development, construction and installation of property and equipment are capitalized as part of the cost of such assets.

m.

Pension Plan and Employee Benefits

Pension costs under the Group’s defined benefit pension plans are determined by periodic actuarial calculation using the projected-unit-credit method and applying the assumptions on discount rate, expected return on plan assets and annual rate of increase in compensation.

Actuarial gains or losses from post-employment benefits are recognized as income or expense when the net cumulative unrecognized actuarial gains or losses for each individual plan at the end of the previous reporting year exceed the greater of 10% of the present value of the defined benefit obligation or 10% of the fair value of plan assets, at that date. These gains or losses in excess of the 10% corridor are recognized on a straight-line basis over the expected average remaining working lives of the employees. The past service costs from post-employment benefits are recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits have already vested, following the introduction of changes to a pension plan, past service costs are recognized immediately.

Actuarial gains or losses and past service costs from other long-term employee benefits are recognized immediately in the current period’s consolidated statements of comprehensive income.

The Group recognizes gains or losses on the curtailment of a defined benefit plan when the curtailment occurs (when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of a defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits). The gain or loss on curtailment comprises any resulting change in the fair value of plan assets, change in the present value of defined benefit obligation and any related actuarial gains and losses and past service cost that had not previously been recognized.

The Group follows PSAK 24 (Revised 2004), “Employee Benefits”, which regulates the accounting and disclosure for employee benefits, both short-term (e.g., paid annual leave, paid sick leave) and long-term (e.g., long-service leave, post-employment medical benefits).

n.

Financial Instruments

Effective January 1, 2010, the Group has applied PSAK 50 (Revised 2006), “Financial Instruments: Presentation and Disclosures”, and PSAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement”, which superseded PSAK 50, “Accounting for Certain Investments in Securities”, and PSAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”.

PSAK 50 (Revised 2006) contains the requirements for the presentation of financial instruments and identifies the information that should be disclosed. The presentation requirements apply to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interest, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. This PSAK requires the disclosure of, among others, information about factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments and the accounting policies applied to those instruments.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

PSAK 55 (Revised 2006) establishes the principles for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This PSAK provides the definitions and characteristics of derivatives, the categories of financial instruments, recognition and measurement, hedge accounting and determination of hedging relationships, among others.

n1.

Financial assets

Initial recognition

Financial assets within the scope of PSAK 55 (Revised 2006) are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. The Group determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the assets.

The Group’s financial assets include cash and cash equivalents, trade and other accounts receivable, due from related parties, derivative financial instruments and other current and non-current financial assets (quoted and unquoted financial instruments).

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

•

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by PSAK 55 (Revised 2006). Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets at fair value through profit and loss are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statements of comprehensive income.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in the consolidated statements of comprehensive income. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

The Group’s financial assets classified at fair value through profit or loss consist of derivative assets.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n1.

Financial assets (continued)

Subsequent measurement (continued)

•

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in the consolidated statements of comprehensive income. The losses arising from impairment are recognized in the consolidated statements of comprehensive income.

The Group’s cash and cash equivalents, trade and other accounts receivable, due from related parties, other current financial assets, and other non-current financial assets are included in this category.

•

Held-to-maturity (HTM) investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when the Group has the positive intention and ability to hold them to maturity. After initial measurement, HTM investments are measured at amortized cost using the EIR method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in the consolidated statements of comprehensive income. The losses arising from impairment are recognized in the consolidated statements of comprehensive income.

The Group did not have any HTM investments during the six months ended June 30, 2011 and 2010 and the year ended December 31, 2010.

•

Available-for-sale (AFS) financial assets

AFS financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial measurement, AFS financial assets are measured at fair value with unrealized gains or losses recognized in equity until the investment is derecognized at which time the cumulative gain or loss is recognized or determined to be impaired, at which time the cumulative loss is reclassified from equity to comprehensive income.

The Group has the following investments classified as AFS:

-

Investments in shares of stock that do not have readily determinable fair value in which the equity interest is less than 20%, and other long-term investments. These are carried at cost.

-

Investments in equity shares that have readily determinable fair value in which the equity interest is less than 20% and which are classified as AFS. These are recorded at fair value.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n2.

Financial liabilities

Initial recognition

Financial liabilities within the scope of PSAK 55 (Revised 2006) are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, inclusive of directly attributable transaction costs.

The Group’s financial liabilities include trade accounts payables, procurement payable, accrued expenses, deposits from customers, loans and bonds payable, due to related parties, derivative financial instruments and other current financial liabilities.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

•

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered into by the Company that are not designated as hedging instruments in hedge relationships as defined by PSAK 55 (Revised 2006). Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the consolidated statements of comprehensive income.

•

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method.

Gains or losses are recognized in the consolidated statements of comprehensive income when the liabilities are derecognized as well as through the EIR amortization process.

n3.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statements of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n4.

Fair value of financial instruments

The fair value of financial instruments that are traded in active market at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long position and ask price for short position), without any deduction for transaction costs. For financial instruments where there is no active market, fair value is determined using valuation techniques. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, or other valuation models.

Credit risk adjustment

The Company adjusts the price in the more advantageous market to reflect any differences in counterparty credit risk between instruments traded in that market and the ones being valued for financial asset positions. In determining the fair value of financial liability positions, the Company's own credit risk associated with the instrument is taken into account.

n5.

Amortized cost of financial instruments

Amortized cost is computed using the EIR method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the EIR.

n6.

Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

•

Financial assets carried at amortized cost

For loans and receivables carried at amortized cost, the Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has occurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original EIR. If a loan or receivable has a variable interest rate, the discount rate for measuring impairment loss is the current EIR.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n6.

Impairment of financial assets (continued)

•

Financial assets carried at amortized cost (continued)

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of comprehensive income. Interest income continues to be accrued on the reduced carrying amount based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Loans and receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Group. If, in a subsequent period, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a future write-off is later recovered, the recovery is recognized in the consolidated statements of comprehensive income.

•

AFS financial assets

In the case of equity investments classified as an AFS financial asset, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost.

Where there is objective evidence of impairment, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the consolidated statements of comprehensive income - is reclassified from equity to comprehensive income. Impairment losses on equity investments are not reversed through the consolidated statements of comprehensive income; increases in their fair value after impairment are recognized in equity.

In the case of debt instruments classified as an AFS financial asset, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of the “Interest Income” account in the consolidated statements of comprehensive income. If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statements of comprehensive income, the impairment loss is reversed through the consolidated statements of comprehensive income.

n7.

Derecognition of financial assets and liabilities

Financial assets

A financial asset (or where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.

Financial Instruments (continued)

n7.

Derecognition of financial assets and liabilities (continued)

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statements of comprehensive income.

n8.

Derivative financial instruments

The Company enters into and engages in cross currency swaps, interest rate swaps and other permitted instruments, if considered necessary, for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s loans and bonds payable in foreign currencies. These derivative financial instruments do not meet the criteria for hedge accounting as provided in PSAK 55 (Revised 2006) and are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value.

Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value of derivatives during the period that do not qualify for hedge accounting are taken directly to the consolidated statements of comprehensive income.

Derivative assets and liabilities are presented under current assets and liabilities, respectively. Embedded derivative is presented with the host contract on the consolidated statements of financial position which represents an appropriate presentation of overall future cash flows for the instrument taken as a whole.

The net changes in fair value of derivative instruments, swap cost or income, termination cost or income, and settlement of derivative instruments are credited (charged) to “Loss on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses) in the consolidated statements of comprehensive income.

o.

Foreign Currency Transactions and Balances

Transactions involving foreign currencies are recorded at the rates of exchange prevailing at the time the transactions are made. At consolidated statement of financial position date, monetary assets and liabilities denominated in foreign currencies are adjusted to reflect the prevailing exchange rates at such date and the resulting gains or losses are credited or charged to current operations, except for foreign exchange differentials that can be attributed to qualifying assets which are capitalized to properties under construction and installation.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

o.

Foreign Currency Transactions and Balances (continued)

For June 30, 2011 and 2010, the foreign exchange rates used (in full amounts) were Rp8,597 and  Rp9,083, respectively, per US$1 computed by taking the average of the buying and selling rates of bank notes last published by Bank Indonesia for the period.

p.

Income Tax

Current tax expense is provided based on the estimated taxable income for the period. Deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Future tax benefits, such as the carryover of unused tax losses, are also recognized to the extent that realization of such benefits is probable. The tax effects for the period are allocated to current operations, except for the tax effects from transactions which are directly charged or credited to equity.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the financial position date. Changes in the carrying amount of deferred tax assets and liabilities due to a change in tax rates are credited or charged to current period operations, except to the extent that they relate to items previously charged or credited to equity.

Amendment to tax obligations is recorded when an assessment is received or, if appealed, when the result of the appeal is determined.

For each of the consolidated entities, the tax effects of temporary differences and tax loss carryover, which individually are either assets or liabilities, are shown at the applicable net amounts.

q.

Segment Reporting

Effective January 1, 2011, the Group applied PSAK 5 (Revised 2009), “Operating Segments”. The revised PSAK requires disclosures that will enable users of financial statements to evaluate the nature and financial effects of the business activities in which the entity engages and the economic environments in which it operates. The adoption of this revised PSAK has no significant impact on the interim consolidated financial statements.

A segment is a distinguishable component of the Group that is engaged in providing certain products (business segment), which component is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. They are determined before intra-group balances and intra-group transactions are eliminated.

r.

Basic Earnings per Share/ADS

In accordance with PSAK 56, “Earnings per Share”, the amount of basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding during the period.

The amount of basic earnings per ADS is computed by multiplying basic earnings per share by 50, which is equal to the number of shares per ADS.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.

Transactions with Related Parties

Effective January 1, 2011, the Group applied PSAK 7 (Revised 2010), “Related Party Disclosures”. The revised PSAK requires disclosure of related party relationships, transactions and outstanding balances, including commitments, in the consolidated and separate financial statements of a parent, and also applies to individual financial statements. The adoption of this revised PSAK has significant impact on the related disclosures in the consolidated financial statements.

The details of the accounts and the significant transactions entered into with related parties are presented in Note 30.

t.

Adoption of Other Revised Accounting Standards and Interpretations

Other than the revised accounting standards previously mentioned above, the Group also adopted the following revised accounting standards and interpretations on January 1, 2011, which were considered relevant to the interim consolidated financial statements but did not have significant impact except for the related disclosures:

•

PSAK 2 (Revised 2009), “Statements of Cash Flows”

•

PSAK 8 (Revised 2010), “Events after the Reporting Period”

•

PSAK 10 (Revised 2010), “The Effects of Changes in Foreign Exchange Rates”

•

PSAK 19 (Revised 2010), “Intangible Assets”

•

PSAK 25 (Revised 2009), “Accounting Policies, Changes in Accounting Estimates and Errors”

•

PSAK 57 (Revised 2009), “Provisions, Contingent Liabilities and Contingent Assets”

•

PSAK 58 (Revised 2009), “Non-current Assets Held for Sale and Discontinued Operations”

•

Interpretations of Financial Accounting Standards (ISAK) 7, “Consolidation - Special Purpose Entities”

•

ISAK 9, “Changes in Existing Decommissioning Restoration and Similar Liabilities”

•

ISAK 10, “Customer Loyalty Programs”

•

ISAK 17, “Interim Financial Reporting and Impairment”

3.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

a.

Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in the consolidated financial statements:

•

Determination of functional currency

The functional currencies of the entities under the Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue and cost of rendering services.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

3.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

a.

Judgments (continued)

•

Leases

The Group has various lease agreements as lessors in respect of certain properties and   equipment. The Group evaluates whether significant risks and rewards of ownership of the leased properties are transferred to the lessee or retained by the Group based on PSAK 30, “Leases”, which requires the Group to make judgments and estimates of transfer of risks and rewards of ownership of leased properties.

b.

Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below:

•

Determination of fair values of financial assets and financial liabilities

When the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

•

Estimating useful lives of property and equipment and intangible assets

The Group estimates the useful lives of its property and equipment and intangible assets based on expected asset utilization as anchored on business plans and strategies that also consider expected future technological developments and market behavior. The estimation of the useful lives of property and equipment is based on the Group’s collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives are reviewed at least each financial year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of the assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above.

The amounts and timing of recorded expenses for any period will be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the Group’s property and equipment will increase the recorded operating expenses and decrease non-current assets.

•

Goodwill and intangible assets

The consolidated financial statements reflect acquired businesses after the completion of the respective acquisition. The Company accounts for the acquired businesses using the acquisition method starting January 1, 2011 and purchase method for prior year acquisitions, which requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in the consolidated statements of financial position. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect the Company’s financial performance.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

3.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

b.

Estimates and Assumptions (continued)

•

Realizability of deferred income tax assets

The Group reviews the carrying amounts of deferred income tax assets at the end of each reporting period and reduces these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. The Group’s assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on the Group’s past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that the Group will generate sufficient taxable income to allow all or part of deferred income tax assets to be utilized.

•

Estimating allowance for impairment losses on receivables

If there is an objective evidence that an impairment loss has been incurred in trade receivables, the Group estimates the allowance for impairment losses related to its trade receivables that are specifically identified as doubtful for collection. The level of allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. In these cases, the Group uses judgment based on the best available facts and circumstances, including but not limited to, the length of the Group’s relationship with the customers and the customers’ credit status based on third-party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce the Group’s receivables to amounts that it expects to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated.

In addition to specific allowance against individually significant receivables, the Group also assesses a collective impairment allowance against credit exposure of its customers which are grouped based on common credit characteristic, which group, although not specifically identified as requiring a specific allowance, has a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

•

Estimation of pension cost and other employee benefits

The cost of defined benefit plan and present value of the pension obligation are determined using projected-unit-credit method. Actuarial valuation includes making various assumptions which consist, among other things, discount rates, expected rates of return on plan assets, rates of compensation increases and mortality rates. Actual results that differ from the Group’s assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the present value of defined benefit obligation and the fair value of plan assets at that date. Due to complexity of valuation, the underlying assumption and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions.

While the Group believes that its assumptions are reasonable and appropriate, significant differences in the Group’s actual experience or significant changes in its assumptions may materially affect the costs and obligations of pension and other long-term employee benefits. All assumptions are reviewed at each reporting date.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

3.

MANAGEMENT’S USE OF JUDGMENTS, ESTIMATES AND ASSUMPTIONS (continued)

b.

Estimates and Assumptions (continued)

•

Asset retirement obligations

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per location basis and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability.

•

Revenue recognition

The Group’s revenue recognition policies requires to make use of estimates and assumptions that may affect the reported amounts of revenues and receivables.

The Company agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by the Company. Initial recognition of revenues is based on observed traffic adjusted by the normal experience adjustments, which historically are not material to the consolidated statements of comprehensive income. Differences between the amounts initially recognized and the actual settlements are taken up in the account upon reconciliation. However, there is no assurance that the use of such estimates will not result in material adjustments in future periods.

The Group recognizes revenues from installation and activation-related fees and the corresponding costs over the expected average periods of customer relationship for cellular, MIDI and fixed telecommunication services. The Group estimates the expected average period of customer relationship based on the most recent churn-rate analysis.

•

Uncertain tax exposure

In certain circumstances, the Group may not be able to determine the exact amount of its current or future tax liabilities due to ongoing investigations by, or negotiations with, the taxation authority. Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. In determining the amount to be recognized in respect of an uncertain tax liability, the Group applies similar considerations as it would use in determining the amount of a provision to be recognized in accordance with PSAK 57, “Provisions, Contingent Liabilities and Contingent Asset”. The Group makes an analysis of all tax positions related to income taxes to determine if a tax liability for unrecognized tax benefit should be recognized.

As of June 30, 2011, the Company is subject to tax audit for fiscal year 2010.

The Group presents interest and penalties for the underpayment of income tax, if any, under Other Income (Expenses) as part of “Others - net” in the consolidated statements of comprehensive income.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

4.

CASH AND CASH EQUIVALENTS

This account consists of the following:

June 30,

December 31,

2011

2010

Cash on hand

Rupiah

1,465

1,682

U.S. dollar (US$3 in 2011 and US$12 in 2010)

26

110

1,491

1,792

Cash in banks

Related parties (Note 30)

Rupiah

PT Bank Mandiri (Persero) Tbk (“Mandiri”)

60,442

45,792

PT Bank Syariah Mandiri (“Mandiri Syariah”)

2,164

1,215

PT Bank Negara Indonesia (Persero) Tbk (“BNI”)

1,958

4,461

PT Bank Tabungan Negara (Persero) Tbk (“BTN”)

1,320

1,270

PT Bank Pembangunan Daerah Sumatera Utara

(“BPD - Sumut”)

1,118

662

PT Bank Pembangunan Daerah NTT

(“BPD - NTT”)

973

4,476

PT Bank Pembangunan Daerah Papua

(“BPD - Papua”)

656

2,473

PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)

246

11,345

Others (each below Rp1,000)

2,621

1,911

U.S. dollar

Mandiri (US$2,769 in 2011 and US$4,606 in 2010)

23,808

41,412

BNI (US$99 in 2011 and US$60 in 2010)

848

542

Others (US$6 in 2011 and US$60 in 2010)

53

548

Third parties

Rupiah

PT Bank Central Asia Tbk (“BCA”)

115,041

2,284

PT Bank CIMB Niaga Tbk (“CIMB Niaga”)

8,146

21,845

PT Bank Bukopin Tbk (“Bukopin”)

6,514

9,308

Others (each below Rp5,000)

18,257

16,307

U.S. dollar

Fortis Bank N.V., The Netherlands (US$6,016 in 2011 and

US$6,960 in 2010)

51,723

62,577

Citibank N.A., Singapore Branch (US$3,905 in 2011 and

US$4,945 in 2010)

33,572

44,464

Citibank N.A., Jakarta Branch (“Citibank”)

(US$3,710 in 2011 and US$677 in 2010)

31,897

6,087

Deutsche Bank AG, Jakarta Branch (“DB”)

(US$1,966 in 2011 and US$91 in 2010)

16,898

817

Others (US$97 in 2011 and US$212 in 2010)

833

1,899

379,088

281,695

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

4.    CASH AND CASH EQUIVALENTS (continued)

June 30,

December 31,

2011

2010

Time deposits and deposits on call

Related parties (Note 30)

Rupiah

Mandiri

377,850

421,400

BTN

194,250

88,500

BNI

163,570

141,185

Mandiri Syariah

111,000

31,000

BRI

103,500

68,500

PT Bank Pembangunan Daerah Jawa Barat

(“BPD - Jawa Barat”)

12,850

8,350

PT Bank BRI Syariah

7,500

5,000

PT Bank Pembangunan Daerah Yogyakarta

(“BPD - Yogyakarta”)

1,000

1,000

U.S. dollar

Mandiri (US$13,040 in 2011 and US$1,540 in 2010)

112,104

13,845

BRI (US$5,000 in 2011 and US$80,000 in 2010)

42,985

719,280

BPD - Jawa Barat (US$165 in 2011 and 2010)

1,419

1,484

Third parties

Rupiah

PT Bank Syariah Muamalat Indonesia Tbk (“Muamalat”)

75,500

48,500

CIMB Niaga

52,000

22,500

DB

38,348

5,232

PT Bank Himpunan Saudara 1906, Tbk (“HS 1906”)

30,000

15,400

PT Bank Tabungan Pensiunan Nasional Tbk

25,000

12,000

PT Bank Mega Syariah

19,750

13,250

PT Bank Danamon Indonesia Tbk (“Danamon”)

15,900

15,900

Bukopin

14,900

21,400

PT Bank Internasional Indonesia (“BII”)

13,500

13,000

PT Bank Bumiputera (“Bumiputera”)

8,500

-

Citibank

8,000

-

PT Bank Mega (“Mega”)

7,000

-

Others (each below Rp5,000)

3,100

13,080

U.S. dollar

Muamalat (US$17,000 in 2011 and US$5,000 in 2010)

146,149

44,955

     DB (US$5,243 in 2011 and US$5,454 in 2010)

45,077

49,038

CIMB Niaga (US$2,000)

-

17,984

1,630,752

1,791,783

Total

2,011,331

2,075,270

Time deposits and deposits on call denominated in rupiah earned interest at annual rates ranging from 2.50% to 9.75% in 2011 and from 2.50% to 9.50% in 2010, while those denominated in U.S. dollar earned interest at annual rates ranging from 0.05% to 2.50% in 2011 and from 0.05% to 4.75% in 2010.

The interest rates on time deposits and deposits on call in related parties are comparable to those offered by third parties.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

5.    ACCOUNTS RECEIVABLE - TRADE

This account consists of the following:

June 30,

December 31,

2011

2010

Related parties (Note 30)

Telkom (including US$54 in 2011 and US$55 in 2010)

38,564

56,108

Others (including US$7,338 in 2011 and US$7,764 in 2010)

216,911

214,038

Sub-total

255,475

270,146

Less allowance for impairment

66,586

47,640

Net

188,889

222,506

Third parties

Local companies (including US$13,110 in 2011 and US$13,956

in 2010)

884,209

628,224

Overseas international carriers (US$100,161 in 2011 and

US$93,755 in 2010)

861,084

842,954

Post-paid subscribers from:

Cellular

270,346

255,973

Fixed telecommunication

56,252

47,239

Sub-total

2,071,891

1,774,390

Less allowance for impairment

482,352

448,470

Net

1,589,539

1,325,920

Total

1,778,428

1,548,426

The aging schedule of the accounts receivable - trade is as follows:

June 30, 2011

December 31, 2010

Number of     Percentage  Percentage

Months Outstanding

Amount

(%)

Amount

(%)

Related parties

0 - 6 months

97,271

38.07

201,256

74.50

7 - 12 months

110,211

43.14

47,973

17.76

13 - 24 months

36,270

14.20

6,913

2.56

Over 24 months

11,723

4.59

14,004

5.18

Total

255,475

100.00

270,146

100.00

Third parties

0 - 6 months

867,818

41.89

787,871

44.40

7 - 12 months

398,019

19.21

279,806

15.77

13 - 24 months

794,845

38.36

308,808

17.40

Over 24 months

11,209

0.54

397,905

22.43

Total

2,071,891

100.00

1,774,390

100.00

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

5.

ACCOUNTS RECEIVABLE - TRADE (continued)

The changes in the allowance for impairment of accounts receivable - trade are as follows:

Related

Third

Total

Parties

Parties

December 31, 2010 (one year)

Balance at beginning of period

461,810

57,538

404,272

Provision (reversal) - net

67,041

(9,712

)

76,753

Write-offs

(23,586)

-

(23,586)

Net effect of foreign exchange adjustment

(9,155)

(186

)

(8,969)

Balance at end of period

496,110

47,640

448,470

Individual impairment

182,175

37,576

144,599

Collective impairment

313,935

10,064

303,871

Total

496,110

47,640

448,470

Gross amount of receivables, individually impaired,

before deducting any individually assessed

impairment allowance

405,926

118,486

287,440

June 30, 2011 (six months)

Balance at beginning of period

496,110

47,640

448,470

Provision (Note 27)

56,897

17,630

39,267

Net effect of foreign exchange adjustment

             (4,069)

               1,316

(5,385)

Balance at end of period

548,938

66,586

482,352

Individual impairment

172,080

57,951

114,129

Collective impairment

376,858

8,635

368,223

Total

548,938

66,586

482,352

Gross amount of receivables, individually impaired,

before deducting any individually assessed

impairment allowance

261,623

108,337

153,286

The net effect of foreign exchange adjustment was due to the strengthening or weakening of the rupiah vis-à-vis the U.S. dollar in relation to U.S. dollar accounts previously provided with allowance and was credited or charged to “Gain on Foreign Exchange - Net”.

There are no significant concentrations of credit risk.

Management believes the established allowance is sufficient to cover impairment losses from uncollectible accounts receivable.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

6.

PREPAID TAXES

This account consists of the following:

June 30,

December 31,

2011

2010

Claims for tax refund

581,630

651,657

VAT

23,899

47,701

Others

3,109

2,202

Total

608,638

701,560

Claims for tax refund as of June 30, 2011 and December 31, 2010 mainly consist of the Company’s corporate income tax for fiscal years 2006, 2009, 2010 and 2011, the Company’s income tax article 26 for fiscal years 2008 and 2009, and Satelindo’s corporate income tax for fiscal year 2002 and income tax article 26 for fiscal years 2002 and 2003.

On April 13, 2010, the Company received the tax refund from the Tax Office amounting to Rp41,753 for the remaining tax overpayment of 2004 corporate income tax based on the Tax Court’s Decision Letter dated December 4, 2009 on the 2004 corporate income tax.

On May 25, 2010, the Company received the Decision Letter from the Tax Court which declined the Company’s objection to the corrections of the 2004 and 2005 income tax article 26 amounting to Rp60,493 and Rp82,186, respectively. The Company charged the tax corrections to current operations, which are presented as part of “Other Income (Expenses) - Others - Net”.

On July 15, 2010, the Company received the Decision Letter No. KEP-357/WPJ.19/BD.05/2010 from the Directorate General of Taxation (“DGT”) declining the Company’s objection to the correction on Satelindo’s corporate income tax for fiscal year 2002 amounting to Rp105,809 (including penalties and interests). On October 14, 2010, the Company submitted an appeal letter to the Tax Court concerning the Company’s objection to the correction on Satelindo’s corporate income tax for fiscal year 2002. As of August 8, 2011, the Company has not received any decision from the Tax Court on such appeal.

On October 12, 2010, the Company submitted appeal letters to the Tax Court concerning the Company’s objection to the correction of Satelindo’s 2002 and 2003 income tax article 26. As of
August 8, 2011, the Company has not received any decision from the Tax Court on such appeals.

On October 29, 2010, the Company received the Decision Letter from the Tax Court which accepted the Company’s objection to the correction of the 2005 corporate income tax amounting to Rp38,155, which was offset against the underpayment of the Company’s 2008 and 2009 income tax article 26 based on Tax Collection Letters (“STPs”) received by the Company on September 17, 2010 (Note 16). On February 24, 2011, the Company received a letter from the Tax Court regarding the re-evaluation of the Tax Court’s Decision Letter dated October 29, 2010 for the 2005 corporate income tax.

On December 2, 2009, the Company submitted an appeal letter to the Tax Court regarding the remaining corrections of the Company’s 2006 corporate income tax. On April 26, 2011, the Company received the Tax Court’s Decision Letter which accepted the Company’s appeal. On June 21, 2011, the Company received the tax refund amounting to Rp82,626.

On April 21, 2011, the Company received the assessment letter on tax overpayment (“SKPLB”) from the DGT for the Company’s 2009 corporate income tax amounting to Rp29,272, which amount is lower than the amount recognized by the Company in its financial statements. The Company accepted a part of the corrections amounting to Rp804, which was charged to current operations. On May 31, 2011, the Company received the tax refund from 2009 corporate income tax amounting to Rp23,695 after being offset with the accepted amount of tax correction of VAT for the period January - December 2009 (Note 16). On July 20, 2011, the Company submitted an objection letter to the Tax Office regarding the remaining correction on the Company’s 2009 corporate income tax (Note 38h).

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

7.

OTHER CURRENT FINANCIAL ASSETS - NET

This account consists of the following:

June 30,

December 31,

2011

2010

Short-term investments

25,395

25,395

Less allowance for impairment

25,395

25,395

Net

-

-

Restricted cash and cash equivalents (including US$1,653

in 2011 and US$1,645 in 2010)

44,014

48,165

Cross currency swap receivable (US$3,650)

31,379

-

Others (including US$8 in 2011 and US$70 in 2010)

4,310

4,954

Total

79,703

53,119

8.

PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

June 30, 2011 (six months)

Balance

Transactions during the Period

Balance

at Beginning

at End

of Period

Additions

Derecognitions

Reclassifications

of Period

Cost

Landrights

541,087

-

-

1,294

542,381

Buildings

814,191

1,843

-

40,688

856,722

Information technology

equipment

2,501,892

18

(2,281)

133,520

2,633,149

Office equipment

1,776,429

22,054

(10,911)

30,436

1,818,008

1,701,440

Building and leasehold

 improvements

11,974,685

-

(9,298

)

205,045

12,170,432

Vehicles

24,700

-

(243)

-

24,457

25.008

Cellular technical

equipment

34,850,044

400,956

(1,374,906)

1,954,512

35,830,606

Transmission and cross-

connection equipment

18,329,220

46,315

(992)

536,759

18,911,302

FWA technical equipment

1,345,157

-

-

149

1,345,306

Operation and maintenance

center and measurement unit

1,355,263

-

-

66,536

1,421,799

Fixed access network

equipment

1,126,614

-

-

14,449

1,141,063

Properties under

construction and

installation

3,461,884

1,725,022

-

(2,983,388)

2,203,518

Total

78,101,166

2,196,208

(1,398,631

)

-

78,898,743

Accumulated Depreciation

Buildings

313,721

 17,019

-

-

330,740

Information technology

equipment

1,958,337

  129,032

(2,281)

-

2,085,088

Office equipment

  1,342,743

62,736

                 (10,911)

-

1,394,568

Building and leasehold

improvements

  4,802,990

   471,031

(9,298)

-

5,264,723

Vehicles

18,646

 1,565

  (243

)

-

19,968

Cellular technical

equipment

15,488,516

              1,566,296

 (973,949

)

-

16,080,863

Transmission and cross-

connection equipment

8,036,060

 752,928

(993

)

-

8,787,995

FWA technical equipment

534,842

61,594

-

-

596,436

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

8.

PROPERTY AND EQUIPMENT (continued)

June 30, 2011 (six months)

Balance

Transactions during the Period

Balance

at Beginning

at End

of Period

Additions

Derecognitions

Reclassifications

of Period

Accumulated Depreciation

(continued)

Operation and maintenance

center and measurement unit

1,093,598

60,201

-

-

1,153,799

Fixed access network

equipment

842,092

33,594

-

-

875,686

Total

34,431,545

3,155,996

(997,675

)

-

36,589,866

Less Impairment in Value

98,611

-

-

-

98,611

Net Book Value

43,571,010

42,210,266

December 31, 2010 (one year)

Balance

Transactions during the Period

Balance

at Beginning

at End

of Year

Additions

Derecognitions

Reclassifications

of Year

Cost

Landrights

504,620

15,977

-

20,490

541,087

Buildings

652,677

4,088

-

157,426

814,191

Information technology

equipment

2,162,426

114

(14,141)

353,493

2,501,892

Office equipment

1,682,984

50,632

(15,016)

57,829

1,776,429

1,701,440

Building and leasehold

 improvements

10,924,318

-

(70,346

)

1,120,713

11,974,685

Vehicles

24,389

635

(1,500)

1,176

24,700

25.008

Cellular technical

equipment

31,170,449

158,285

(1,741,072)

5,262,382

34,850,044

Transmission and cross-

connection equipment

16,349,982

205,849

(324,912)

2,098,301

18,329,220

FWA technical equipment

1,284,431

-

(22,070)

82,796

1,345,157

Operation and maintenance

center and measurement unit

1,286,658

-

 (1,315)

69,920

1,355,263

Fixed access network

equipment

1,069,005

-

(1,851)

59,460

1,126,614

Properties under

construction and

installation

7,706,513

         5,039,357*

-

(9,283,986)

3,461,884

Total

74,818,452

5,474,937

(2,192,223

)

-

78,101,166

Accumulated Depreciation

Buildings

283,781

29,940

-

-

313,721

Information technology

equipment

1,686,303

286,175

(14,141)

-

1,958,337

Office equipment

  1,209,518

                148,219

                 (14,994)

-

1,342,743

Building and leasehold

improvements

  3,952,460

    920,854

(70,324)

-4,802,990

Vehicles

15,761

3,588

(703

)

-

18,646

Cellular technical

equipment

14,044,917

             3,026,386

(1,582,787

)

-

15,488,516

Transmission and cross-

connection equipment

6,925,779

1,435,193

(324,912

)

-

8,036,060

FWA technical equipment

434,990

121,922

(22,070

)

-

534,842

Operation and maintenance

center and measurement unit

959,924

134,989

(1,315

)

-

1,093,598

Fixed access network

equipment

777,601

66,342

(1,851)

-

842,092

Total

30,291,034

6,173,608

(2,033,097

)

-

34,431,545

Less Impairment in Value

98,611

-

-

-

98,611

Net Book Value

44,428,807

  43,571,010

*Including additional property and equipment purchased from Lintasarta amounting to Rp71,423 (net of intercompany loss of Rp11,683)

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

8.

PROPERTY AND EQUIPMENT (continued)

Submarine cables represent the Company’s proportionate investment in submarine cable circuits jointly constructed, operated, maintained and owned with other countries, based on the respective contracts and/or the construction and maintenance agreements.

Depreciation expense charged to the consolidated statements of comprehensive income amounted to Rp3,155,996 and Rp2,980,184 during the six months ended June 30, 2011 and 2010, respectively.

Management believes that there is no impairment in asset value or recovery of the impairment reserve as contemplated in PSAK 48 for the current period.

On August 31, 2009, the Company launched its Palapa D Satellite. The Satellite experienced an under-performance of the launch vehicle during the Satellites’ placement to its intended orbital position. Consequently, its orbital lifetime has been reduced. The insurance claim for the partial loss of the Satellite has been made and is recorded as a reduction of the cost of the Satellite. The Satellite has been in operation since November 2009 after going through the process of testing and arranging its orbital position in September and October 2009. On January 4 and 19, 2010, the Company collected the Palapa D Satellite insurance claim amounting to US$58,008 (equivalent to Rp537,657) as a loss compensation for the decrease in the Satellite’s useful life from 15 years to 10.77 years due to the under-performance of the launch vehicle in the Satellite’s orbital process.

As of June 30, 2011, approximately Rp27,187 of property and equipment are pledged as collateral to credit facilities obtained by Lintasarta (Note 18).

As of June 30, 2011, the Group insured its property and equipment (except submarine cables and landrights) for US$232,785 and Rp40,310,430 including insurance amounting to US$153,000 on the Company‘s satellite. Management believes that the sum insured is sufficient to cover possible losses arising from fire, explosion, lightning, aircraft damage and other natural disasters.

The details of the Group’s properties under construction and installation as of June 30, 2011 and December 31, 2010 are as follows:

Percentage of

Estimated Date

Completion

Cost

of Completion

June 30, 2011

Cellular technical equipment

  4 - 97

965,505

July - December 2011

Transmission and cross-connection equipment

30 - 96

845,976

July - December 2011

Building and leasehold improvements

33 - 99

219,282

July - December 2011

Information technology equipment

60 - 95

93,248

July - December 2011

Others (each below Rp50,000)

40 - 90

79,507

July 2011 - July 2012

Total

2,203,518

December 31, 2010

Cellular technical equipment

          5 - 99

2,170,612

January - December 2011

Transmission and cross-connection equipment

          5 - 99

955,425

January - December 2011

Building and leasehold improvements

          6 - 95

242,194

January - December 2011

Others (each below Rp50,000)

         5 - 95

93,653

January - December 2011

Total

3,461,884

Borrowing costs capitalized to properties under construction and installation for the six months ended June 30, 2011 and 2010 amounted to Rp2,679 and Rp10,449, respectively.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

8.

PROPERTY AND EQUIPMENT (continued)

For the six months ended June 30, 2011 and 2010, sales or exchanges of certain property and equipment were made as follows:

2011

2010

Exchanges of Assets

Carrying amount of assets received

400,956

-

Carrying amount of assets given up

(400,956

)

-

Gain

-

-

Sales of Assets

Proceeds

962

1,940

Net book value

-

(466

)

Gain

962

1,474

In the above exchange of assets transaction, the fair value of neither the asset received nor the assets given up can be measured reliably, hence, its value is measured at the carrying amount of the assets given up.

9.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arose from the acquisition of ownership in Bimagraha and Satelindo in 2001 and 2002, respectively, and from the acquisition of additional ownership in Lintasarta in 2005, in SMT in 2008 and LMD in 2010.

The details of the other intangible assets arising from the acquisition of Satelindo in 2002 are as follows:

Amount

Spectrum license

222,922

Customer base

- Post-paid

154,220

- Prepaid

73,128

Brand

147,178

Total

597,448

The changes in the goodwill and other intangible assets account are as follows:

2011

2010

(six months)

(one year)

Balance at beginning of period - net

1,374,060

1,580,080

Additions:

Non-integrated software

4,836

40,052

Amortization of goodwill (Note 2c)

-

(226,380)

Amortization of other intangible assets

(7,424

)

(19,692)

Balance at end of period - net

1,371,472

1,374,060

Goodwill acquired through business combination has been allocated to cellular business unit, which is also considered as one of the Group’s operating segments.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

9.

GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

Goodwill is tested for impairment annually (as at December 31) and when circumstances indicate the carrying value may be impaired. The Company’s impairment test for goodwill is based on fair value less cost to sell (“FVLCTS”) calculation that uses a discounted cash flow model.

Key assumptions used in FVLCTS calculation at December 31, 2010:

Discount rates - The Company has chosen to use weighted average cost of capital (“WACC”) as the discount rate for the discounted cash flow. The estimated WACC applied in determining the recoverable amount of the cellular business unit is between 12% and 14%.

Compounded Annual Growth Rate (“CAGR”) - The CAGR projection for the 5-year budget period of cellular business unit revenue made by management is approximately 12%.

Cost to Sell - As the recoverable amount of the cellular business unit is determined using FVLCTS, the estimated cost to sell the business is based on a certain percentage of the equity value. The estimated cost to sell used for this calculation is at approximately 1.5% of the enterprise value.

The Company considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As of June 30, 2011, the market capitalization of the Company was above the book value of its equity. As a result, management does not perform an impairment calculation as of June 30, 2011.

10.  LONG-TERM PREPAID RENTALS - NET OF CURRENT PORTION

This account represents mainly the long-term portion of prepaid rentals on sites and towers.

11.

LONG-TERM ADVANCES

This account represents advances to suppliers and contractors for the purchase and construction/ installation of property and equipment which will be reclassified to the related property and equipment accounts upon the receipt of the property and equipment purchased or after the construction/installation of the property and equipment has reached a certain percentage of completion.

12.  OTHER NON-CURRENT FINANCIAL ASSETS - NET

This account consists of the following:

June 30,

December 31,

2011

2010

Other long-term investments

116,307

102,707

Less allowance for impairment

113,577

99,977

Net

2,730

2,730

Restricted cash and cash equivalent (including US$280 in 2011 and US$155 in 2010)

40,611

39,595

Employee loans receivable

16,534

15,679

Others (including US$1,274 in 2011 and US$1,272 in 2010)

22,237

22,401

Sub-total

79,382

77,675

Total

82,112

80,405

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

12.  OTHER NON-CURRENT FINANCIAL ASSETS - NET (continued)

The other long-term investments - net consist of the following:

a.

  Investments in shares of stock accounted under the cost method :

June 30, 2011

	Location	Principal Activity	Ownership (%)	Cost/Carrying Value
PT First Media Tbk	Indonesia	Cable television and internet network service provider	1.07	50,000
ICO Global Communication (Holdings) Limited*	Washington	Satellite service	0.0068	49,977
Asean Cableship Pte. Ltd. (“ACPL”)**	Singapore	Repairs and maintenance of submarine cables	16.67	1,265
Others			12.80 - 18.89	14,966
Total				116,208
Less allowance for impairment				113,577
Net				2,631

December  31, 2010

	Location	Principal Activity	Ownership (%)	Cost/Carrying Value
PT First Media Tbk	Indonesia	Cable television and internet network service provider	1.07	50,000
ICO Global Communication (Holdings) Limited	Washington	Satellite service	0.0087	49,977
ACPL**	Singapore	Repairs and maintenance of submarine cables	16.67	1,265
Others			12.80 - 14.29	1,366
Total				102,608
Less allowance for impairment				99,977
Net				2,631

*

On March 15, 2011, the Company’s ownership in ICO Global Communication (Holdings) Limited was diluted to 0.0068% since the Company did not exercise its right in relation to a right issue conducted by ICO Global Communication (Holdings) Limited.

**

The Company received dividend income from its investment in ACPL totaling US$817 (equivalent to Rp7,004) and US$643 (equivalent to Rp5,920) for the six months  ended June 30, 2011 and 2010, respectively.

The Company has provided allowance for impairment of its investments in shares of stock accounted for under the cost method amounting to Rp113,577 and Rp99,977 as of June 30, 2011 and December 31, 2010, respectively, which the Company believes is adequate to cover impairment losses on the investments.

b.

Equity securities from BNI of Rp89 and Telkom of Rp10 which are both available for sale as of June 30, 2011 and December 31, 2010.

13.

OTHER NON-CURRENT ASSETS - NET

This account consists of the following:

June 30,

December 31,

2011

2010

Investment in an associated company

56,300

56,300

Less allowance for impairment

56,300

56,300

Net

-

-

Others

5,280

8,341

Total

5,280

8,341

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

14.

SHORT-TERM LOAN

On February 10, 2011, the Company entered into a Revolving Time Loan facility agreement with BCA at the maximum amount of Rp1,000,000 to fund the Company’s capital expenditure and/or for general corporate purposes. This facility is available from February 10, 2011 to February 10, 2014 and drawdowns bear interest at 1-month Jakarta Inter-Bank Offered Rate (“JIBOR”) plus 1.4% per annum. The Company is required to pay a commitment fee of 0.25% per annum from the daily average outstanding credit facility which is not yet drawn by the Company, which will be due every 3 months starting from April 1, 2011 to February 10, 2014. Each loan drawdown will mature at a maximum period of one month from the drawdown date. On June 17, 2011, the Company made the first drawdown of Rp500,000 from this facility (Note 38d).

Voluntary early repayment is permitted subject to one day prior written notice. The Company may repay the whole or any part of the loan.

Based on the facility agreement, the Company is required to comply with certain covenants such as maintaining financial ratios. As of June 30, 2011, the Company has complied with all financial ratios required to be maintained under this facility agreement.

The amortization of loan issuance cost for the six months ended June 30, 2011 amounted to Rp220 (Note 28).

15.

PROCUREMENT PAYABLE

This account consists of payables for capital and operating expenditures procured from the following:

June 30,

December 31,

2011

2010

Related parties (Note 30) (including US$788 in 2011 and

US$404 in 2010)

56,454

68,681

Third parties (including US$198,694 in 2011 and US$246,211

in 2010)

2,923,985

3,575,786

Total

2,980,439

3,644,467

The billed amount of procurement payable amounted to Rp464,516 and Rp360,508 as of June 30, 2011 and December 31, 2010, respectively. The unbilled amount of procurement payable amounted to Rp2,515,923 and Rp3,283,959 as of June 30, 2011 and December 31, 2010, respectively.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

16.

TAXES PAYABLE

This account consists of the following:

June 30,

December 31,

2011

2010

Estimated corporate income tax payable,

less tax prepayments of Rp52,862 in 2011

and Rp123,281 in 2010

3,739

4,890

Income tax:

Article 4(2)

6,760

14,299

Article 21

12,093

14,032

Article 23

9,369

9,177

Article 25

14,964

18,899

Article 26

26,577

88,787

VAT

9,186

18,107

Others

1,416

1,254

Total

84,104

169,445

The reconciliation between profit before income tax and estimated taxable income (tax loss) of the Company for the six months ended June 30, 2011 and 2010 is as follows:

2011

2010

Profit before income tax per consolidated statements of comprehensive income

1,005,591

497,350

Subsidiaries’ profit before income tax and effect of

inter-company consolidation eliminations

(86,866

)

(105,164

)

Profit before income tax of the Company

918,725

392,186

Positive adjustments

Gain on sale and exchange of property and equipment

189,638

-

Provision for impairment of receivables

44,489

5,555

Employee benefits

30,190

28,139

Donations

7,467

 4,418

Amortization of debt and bonds issuance costs,

consent solicitation fees and discount (Notes 14, 18 and 19)

7,462

13,715

Assessments for income taxes and VAT (including penalties)

5,041

81,876

Representation and entertainment

4,284

2,044

Accrual of employee benefits - net of realization

-

47,197

Amortization of goodwill and other intangible assets

-

22,042

Provision for termination, gratuity and compensation benefits of employees - net of realization

-

16,940

Net periodic pension cost

-

8,176

Others

21,281

42,449

Negative adjustments

Depreciation - net

(221,129

)(744,504

)

Realization of accrual of employee benefits - net

 (172,954

)-

Equity in net income of investees

(95,209

)

(139,381

)

Amortization of goodwill and other intangible assets

(86,652

)

-

Interest income already subjected to final tax

(25,228

)(56,438

)

Realization of provision for termination, gratuity and compensation benefits of employees - net

(21,878

)

-

Net periodic pension cost

(19,005

)

-

Amortization of long-term prepaid licenses

(6,627

)(17,503

)

Loss on sale of property and equipment

-

(10,634

)

Others

-

(775

)

Estimated taxable income (tax loss) of

the Company - Current period

579,895

(304,498

)

Tax losses carryforward at beginning of period

(1,142,061

)-

Tax losses carryforward at end of period

(562,166

)

(304,498

)

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

16.

TAXES PAYABLE (continued)

The computation of the income tax expense for the six months ended June 30, 2011 and 2010 is as follows:

20112010

Tax losses carryforward at end of period

(562,166

)

(304,498

)

Income tax expense - current (at statutory tax rates)

Company

-

-

Subsidiaries

56,601

67,995

Total income tax expense - current

56,601

67,995

Income tax expense (benefit) - deferred - effect

of temporary differences at applicable tax rate

Company

Tax loss

144,974

(76,124)

Depreciation - net

55,282

  186,126

Realization of accrual of employee benefits - net

43,238

(11,799)

Equity in net income of investees

23,802

34,845

Amortization of goodwill and other intangible assets

21,663

(5,511)

Realization of provision for termination, gratuity and

compensation benefits of employees - net

5,470

(4,235)

Net periodic pension cost

4,751

(2,044)

Amortization of long-term prepaid licenses

1,657

4,376

Loss (gain) on sale and exchange of property

and equipment - net

(47,410

)

2,659

Provision for impairment of receivables - net

(11,122

)

(1,389

)

Amortization of debt and bonds issuance costs,

consent solicitation fees and discount (Notes 14, 18 and 19)

(1,865)

(3,429)

Others

(3,643

)

(18,420)

Net

236,797

105,055

Subsidiaries

(4,442

)

(50

)

Net income tax expense - deferred

232,355

105,005

Total income tax expense

288,956

173,000

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

16.

TAXES PAYABLE (continued)

The computation of the estimated income tax payable for the six months ended June 30, 2011 and for the year ended December 31, 2010 is as follows:

   June 30,

December 31,

2011

2010

Income tax expense - current

Company

-

-

Subsidiaries

56,601

128,171

Total income tax expense - current

56,601

128,171

Less prepayments of income tax of the Company

Article 22

26,498

52,126

Article 23

863

6,810

Article 25

-

28,795

Total prepayments of income tax of the Company

27,361

87,731

Less prepayments of income tax of Subsidiaries

Article 22

-

1,107

Article 23

3,747

3,696

Article 25

97,687

194,309

Total prepayments of income tax of Subsidiaries

101,434

199,112

Total prepayments of income tax

128,795

286,843

Estimated income tax payable

of Subsidiaries

3,739

4,890

Claims for tax refund (presented as part of “Prepaid Taxes”)

Company

27,361

87,731

Subsidiaries

48,573

75,831

Total

75,934

163,562

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 25% to the profit before income tax and the income tax expense as shown in the consolidated statements of comprehensive income for the six months ended June 30, 2011 and 2010 is as follows:

2011

2010

Profit before income tax per consolidated statements

of comprehensive income

      1,005,591

497,350

Income tax expense at the applicable tax rate

251,398

124,338

Company’s equity in Subsidiaries’ profit before income tax

and reversal of

inter-company consolidation eliminations

30,923

36,892

Tax effect on permanent differences

Employee benefits

8,764

7,888

Representation and entertainment

1,961

861

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

16.

TAXES PAYABLE (continued)

20112010

Donation

s

1,869

1,105

Assessment for income taxes and VAT (including penalties)

1,260

20,469

Interest income already subjected to final tax

(13,478

)

(18,878

)

Others

(2,577

)

(3,928

)

Others

8,836

4,253

Income tax expense per consolidated statements of

comprehensive income

288,956

173,000

The tax effects of significant temporary differences between financial and tax reporting of the Company which are outstanding as of June 30, 2011 and December 31, 2010 are as follows:

June 30,

December 31,

2011

2010

Deferred tax assets

Accrual of employee benefits - net

186,396

235,104

Tax loss

140,542

285,515

Allowance for impairment of receivables

129,317

118,195

Allowance for impairment of investments in associated

company and

other long-term investments

39,069

39,069

Pension cost

17,392

22,143

Allowance for impairment of short-term investment

6,349

6,349

Others

2,516

3,300

Total

521,581

709,675

Deferred tax liabilities

Property and equipment

2,228,031

2,220,158

Investments in subsidiaries/associated company - net of

amortization of goodwill and other intangible assets

271,146

229,239

Long-term prepaid licenses

15,219

13,562

Deferred debt and bonds issuance costs, consent solicitation fees and discount

8,661

10,526

Difference in transactions of equity changes in associated company

1,460

1,460

Others

659

659

Total

2,525,176

2,475,604

Deferred tax liabilities - net

2,003,595

1,765,929

The breakdown by entity of the deferred tax assets and liabilities outstanding as of June 30, 2011 and December 31, 2010 is as follows:

       June 30, 2011

December 31, 2010

Deferred Tax

Deferred Tax

Deferred TaxDeferred Tax

Assets

Liabilities

Assets

Liabilities

Company

-

2,003,595

-

1,765,929

Subsidiaries

Lintasarta

79,197

-

77,755

-

IMM

19,289

-

17,263

-

SMT

777

-

-

1,597

APE

-

5,859

-

4,383

ISPL

-

352

-

428

Total

99,263

2,009,806

95,018

1,772,337

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

16.

TAXES PAYABLE (continued)

The deferred tax assets of Lintasarta relate mainly to the deferred tax on the temporary difference in the recognition of depreciation on property and equipment.

The significant temporary differences on which deferred tax assets have been computed are not deductible for income tax purposes until the accrued employee benefits are paid, the allowance for impairment of receivables is realized upon the write-off of the receivables after fulfilling certain requirements under the Income Tax Law, the allowance for impairment of investments in associated company and other long-term investments is realized upon sale of the investments and the pension cost is paid.

The significant deferred tax liabilities relate to the differences in the book and tax bases of property and equipment, investments in subsidiaries/associated company, long-term prepaid licenses, debt and bonds issuance costs, consent solicitation fees and discount.

The Company provides for deferred tax liabilities and deferred tax assets relating to the book-versus-tax-basis differences in its investment in domestic subsidiaries as the Company believes that for certain subsidiaries the investment will be recovered through the sale of the shares which is a taxable transaction and for certain subsidiaries the differences will be deductible from ordinary income as a result of a merger.

On September 17, 2010, the Company received STPs from the DGT for the underpayment of the Company’s 2008 and 2009 income tax article 26 totalling Rp80,018 (including interest). On October 13, 2010, the Company submitted cancellation letters to the Tax Office regarding such STPs. Subsequently, on November 16, 2010, the Company was required to pay a certain portion of these STPs by using the approved tax refund received on the Company’s corporate Income Tax for fiscal year 2005 amounting to Rp38,155 (Note 6). On January 7, 2011, the Company paid the remaining amount of Rp41,863 on the underpayment of the Company’s 2008 and 2009 income tax article 26 based on STPs from the DGT. On April 11, 2011, the Company received a letter from the Tax Office which declined the request for cancellation of such STPs. On May 5, 2011, the Company submitted an appeal letter to the Tax Court concerning these STPs. As of August 8, 2011, the Company has not yet received any decision from the Tax Court on such appeal.

On April 21, 2011, the Company received the assessment letter on tax underpayment (“SKPKB”) from the DGT for the Company’s VAT for the period January - December 2009 totalling Rp182,800 (including penalties). The Company accepted a part of the corrections amounting to Rp4,179 which was charged to current operation (Note 38e). On July 19, 2011, the Company submitted an objection letter to the Tax Office regarding the remaining correction on the Company’s VAT for the period January - December 2009. As of August 8, 2011, the Company has not yet received any decision from the Tax Office on such letter.

The tax losses carryover of SMT and the Company as of June 30, 2011 can be carried forward through 2016 based on the following schedule:

Year of Expiration

Amount

2012

30,205

2013

26,660

2014

31,901

2015

612,937

2016

15,591

Total

717,294

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

17.

ACCRUED EXPENSES

This account consists of the following:

June 30,

December 31,

2011

2010

Network repairs and maintenance

342,005

265,428

Employee benefits (Notes 22 and 29)

340,526

216,732

Interest

303,594

339,957

Marketing

185,407

120,092

Utilities

177,555

85,650

Dealer incentives (Note 2k)

130,108

125,836

Universal Service Obligation (“USO”) (Notes 30 and 34)

61,595

59,899

Radio frequency fee (Note 30)

53,842

195,686

Rental

40,401

28,090

Link

40,320

31,111

Consultancy fees

33,010

65,288

Blackberry access fee

29,186

20,679

General and administration

28,481

27,706

Concession fee (Notes 30 and 34)

24,638

38,005

Others (each below Rp20,000)

61,370

90,726

Total

1,852,038

1,710,885

18.

LOANS PAYABLE

This account consists of the following:

June 30,

December 31,

2011

2010

Related party (Note 30)

Mandiri - net of unamortized debt issuance cost and consent

solicitation fees of Rp2,018 in 2011 and Rp2,955 in 2010

1,297,982

1,297,045

Third parties - net of unamortized debt issuance cost and consent solicitation fees of Rp170,537 in 2011 and Rp189,979 in 2010;

unamortized debt discount of Rp15,678 in 2011 and Rp19,267

in 2010

8,409,951

9,553,906

Total loans payable

9,707,933

10,850,951

Less current maturities (net of unamortized debt issuance cost and consent solicitation fees of Rp373 in 2010)

Related party

300,000

300,000

Third parties

2,157,020

2,884,147

Total current maturities

2,457,020

3,184,147

Long-term portion

Related party

997,982

997,045

Third parties

6,252,931

6,669,759

Total long-term portion

7,250,913

7,666,804

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

18.

LOANS PAYABLE (continued)

 The loans from third parties consist of the following:

June 30,

December 31,

2011

2010

Syndicated U.S. Dollar Loan Facility - net of unamortized debt issuance cost and consent solicitation fees of Rp18,269

in 2011 and Rp27,122 in 2010

2,883,219

4,018,828

AB Svensk Exportkredit, Sweden with Guarantee from

Exportkreditnamnden - net of unamortized debt issuance

cost of Rp31,406 in 2011 and Rp27,593 in 2010

2,203,814

1,972,905

HSBC France - net of unamortized debt issuance cost

and consent solicitation fees of Rp116,468 in 2011 and

Rp129,167 in 2010

1,355,155

1,500,434

BCA - net of unamortized debt issuance cost and consent

solicitation fees of Rp1,983 in 2011 and Rp2,903 in 2010

1,298,017

1,297,097

Goldman Sachs International

Principal, net of unamortized debt discount of Rp15,678

in 2011 and Rp19,267

 in 2010

418,622

415,033

Foreign Exchange (FX) Conversion Option

30,102

54,595

9-Year Commercial Loan - net of unamortized debt issuance

cost and consent solicitation fees of Rp2,411 in 2011 and

Rp2,821 in 2010

183,539

203,805

Investment Credit Facility 6 from CIMB Niaga

37,483

52,483

Finnish Export Credit Ltd. - net of unamortized debt issuance cost and consent solicitation fees of Rp373 in 2010

-

33,793

Investment Credit Facility 5 from CIMB Niaga

-

4,933

Total

8,409,951

9,553,906

Less current maturities (net of unamortized debt issuance

costs and consent solicitation fees totaling Rp373 in 2010)

2,157,020

2,884,147

Long-term portion

6,252,931

6,669,759

The details of the loans from a related party and third parties are as follows:

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early Repayment
a. Mandiri*	▪ 5-year unsecured credit facility 1 ▪ Loan drawdowns are payable annually	September 18, 2012	Rp2,000,000	▪ Year 1: 9.75% p.a. ▪ Year 2: 10.5% p.a. ▪ Years 3-5: Average 3-month JIBOR + 1.5% p.a. ▪ Payable quarterly

▪

Without penalty if the repayment is made after the 24th month after the agreement date subject to 7 days’ prior written notice

▪

With penalty of 2% of the prepaid amount for repayment prior to the 24th month after the agreement date

a. Syndicated U.S. Dollar Loan Facility - 13 Financial Institutions	▪ 5-year unsecured credit facility ▪ Loan drawdowns are payable semi-annually	June 12, 2013	US$450,000	▪ USD London Inter-Bank Offered Rate (“LIBOR”) + 1.9% p.a. (onshore lenders); USD LIBOR + 1.85% p.a. (off- shore lenders) ▪ Payable semi-annually	▪ Permitted only after the 6th month from the date of loan agreement subject to 15 days’ prior written notice (in the minimum amount of US$10,000 and in an amount divisible by US$1,000)

*   a related party (Note 30)

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

18.

LOANS PAYABLE (continued)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early repayment
a. AB Svensk Exportkredit (“SEK”), Sweden with Guarantee from Export kreditnamnden (“EKN”)	▪ Credit facilities consisting of Facilities A,B and C with maximum amounts of US$100,000, US$155,000 and US$60,000, respectively ▪ Loan drawdowns are payable semi-annually	May 31, 2016 for facility A, February 28, 2017 for facility B and November 30, 2017 for facility C	US$315,000

▪

Facility A: Margin of 0.25%, LIBOR, SEK Funding Cost of 1.05% and EKN Premium Margin of 1.58%

▪

Facility B: Margin of 0.05%, Commercial Interest Reference Rate (“CIRR”) and EKN Premium Margin of 1.61%

▪

Facility C: Margin of 0.05%, CIRR and EKN Premium Margin of 1.61%.

▪

Permitted only in proportionate amount for each Facility A, B and C, after the last day of the availability period and on a repayment date subject to 20 days’ prior written notice

▪

In minimum amount of US$5,000 and in an amount divisible by US$500

▪

Any repayment shall satisfy the obligations of loan repayment in inverse chronological order.

a. HSBC France	▪ 12 year - COFACE term facility ▪ Payable in twenty semi-annual installments	November 27, 2019	US$157,243	▪ 5.69% p.a. ▪ Payable semi-annually

▪

Permitted with a corresponding proportionate voluntary prepayment under the SINOSURE Facility after the last day of the availability period and on a repayment date subject to 30 days’ prior written notice

▪

In minimum amount of US$10,000 and in an amount divisible by US$1,000

▪

Any repayment shall satisfy the obligations of loan repayment in inverse chronological order.

a. HSBC France	▪ 12 year - SINOSURE term facility ▪ Payable in twenty semi-annual installments	November 27, 2019	US$44,200	▪ USD LIBOR + 0.35% p.a. ▪ Payable semi-annually

▪

Permitted with a corresponding proportionate voluntary prepayment under the COFACE Facility after the last day of the availability period and on a repayment date subject to 30 days’ prior written notice

▪

In minimum amount of US$10,000 and in an amount divisible by US$1,000

▪

Any repayment shall satisfy the obligations of loan repayment in inverse chronological order.

a. BCA	▪ 5-year unsecured credit facility 1 ▪ Loan drawdowns are payable annually	August 28, 2012	Rp2,000,000	▪ Year 1: 9.75% p.a. ▪ Year 2: 10.5% p.a. ▪ Years 3-5: 3-month JIBOR + 1.5% p.a. ▪ Payable quarterly

▪

Without penalty if the repayment is made after the 24th month after the agreement date subject to 7 days’ prior written notice

▪

With penalty of 2% of the prepaid amount for repayment prior to the 24th month after the agreement date.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

18.

LOANS PAYABLE (continued)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early repayment
a. Goldman Sachs International (GSI)

▪

Investment loan

▪

Provides an “FX Conversion Option” for GSI to convert the loan payable into U.S. dollar loan of US$50,000 on May 30, 2012 (“FX Conversion Option”).

▪

Fair value of FX Conversion Option as of June 30, 2011 and December 31, 2010 amounting to US$3,501.47 (equivalent to Rp30,102) and US$6,072.20 (equivalent to Rp54,595), respectively.

		May 30, 2013	Rp434,300	▪ 8.75% p.a ▪ Payable quarterly ▪ If GSI takes FX Conversion Option, starting May 30, 2012, the loan will bear interest at the fixed annual rate of 6.45% applied on the US$50,000 principal.

▪

Certain changes affecting withholding taxes in the United Kingdom or Indonesia

▪

Default under Guaranteed Notes due 2012.

▪

Default under the Company’s USD Notes and IDR Bonds

▪

Redemption, purchase or cancellation of the Guaranteed Notes Due 2012 and there are no USD Indosat Notes outstanding upon such redemption, purchase or cancellation.

▪

Change of control in the Company

a. HSBC Jakarta Branch, CIMB Niaga and Bank of China Limited Jakarta Branch

▪

9-year unsecured commercial facility

▪

Payable in fifteen semi-annual payments after 24 months from the date of loan agreement. For the 1st five installments: US$1,351.85 each; and US$2,027.78 each for the remaining installments thereafter

		November 27, 2016	US$27,037	▪ USD LIBOR + 1.45% p.a. ▪ Payable semi-annually

▪

Permitted only on each repayment date after first repayment date subject to 30 days’ prior written notice

▪

In minimum amount of US$5,000 and in an amount divisible by US$1,000

▪

Any prepayment shall satisfy the obligations of loan repayment proportionately.

a. CIMB Niaga	▪ Investment credit facility 6 obtained by Lintasarta ▪ Payable quarterly	June 24, 2012	Rp75,000	▪ 14.5% p.a., subject to change by CIMB Niaga depending on the market condition

▪

Permitted only on interest payment date subject to 15 days’ prior written notice. Lintasarta may repay the whole or any part of the loan before the due date only by using the fund from Lintasarta’s operational activities. Repayment using the fund from loans obtained from other parties is allowed with penalty determined by CIMB Niaga.

a. Finnish Export Credit Ltd.	▪ 5-year credit facility ▪ Payable semi-annually	May 12, 2011	US$38,000	▪ 4.15% p.a. ▪ Payable semi-annually

▪

Permitted only after 60 days of the loan agreement subject to 15 days’ prior written notice (in the minimum amount of US$10,000 and in an amount divisible by US$1,000).

▪

In May 2011, this loan was fully paid.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

18.

LOANS PAYABLE (continued)

Counterparties	Loan Type	Maturity	Amount	Interest Structure	Early repayment
k. CIMB Niaga	▪ Investment credit facility 5 obtained by Lintasarta ▪ Payable quarterly	January 10, 2011	Rp50,000	▪ 1-month SBI + 2.25% p.a.

▪

Permitted only on interest payment date subject to 13 days’ prior written notice. Lintasarta may repay the whole or any part of the loan before the due date only by using the fund from Lintasarta’s operational activities. Repayment using the fund from loans obtained from other parties is allowed with 1% penalty of the early repaid amount.

▪

In January 2011, this loan was fully paid.

The scheduled principal payments from 2012 to 2016 and thereafter of all the loans payable as of June 30, 2011 are as follows:

Twelve months ending June 30,

  2016 and

        2012

   2013

2014

2015

  thereafter        Total

In rupiah

Mandiri

300,000

1,000,000

-

-

-1,300,000

BCA

300,000

1,000,000

-

-

-1,300,000

GSI

-

434,300

-

-

-434,300

CIMB Niaga

30,000

7,483

-

-

-37,483

Sub-total

630,000

2,441,783

-

-

-3,071,783

In U.S. dollar

Syndicated U.S. Dollar

   Loan facility

   (US$337,500)

1,237,968

1,663,520

-

-

-2,901,488

SEK, Sweden

(US$260,000)

386,865

386,865

386,865

386,865

687,7602,235,220

HSBC France

   (US$171,178.67)

173,132

173,132

173,132

173,132779,0951,471,623

9-Year Commercial

   Facility (US$21,629.60)

29,055

34,866

34,866

34,86652,297185,950

GSI (US$3,501.47)

-

30,102

-

-

-30,102

Sub-total

1,827,020

2,288,485

594,863

594,8631,519,1526,824,383

Total

2,457,020

4,730,268

594,863

594,863

1,519,152      9,896,166

Less:

- unamortized debt issuance costs and consent solicitation fees

(172,555)

- unamortized debt discount

(15,678)

Net

9,707,933

The total amortization of debt issuance, discount and consent solicitation fees on the loans for the six   months ended June 30, 2011 and  2010  amounted to Rp32,593 and Rp34,153, respectively (Note 28).

As of June 30, 2011 and December 31, 2010, the Group has complied with all financial ratios required to be maintained under the loan agreements.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

19.

BONDS PAYABLE

This account consists of the following:

June 30,

December 31,

2011

2010

a.

Guaranteed Notes Due 2020 - net of unamortized notes

issuance cost of Rp64,109 in 2011 and

Rp64,885 in 2010;

and unamortized notes discount of Rp28,763 in 2011

and Rp29,666 in 2010

5,495,178

5,749,599

b.

Fifth Indosat Bonds in Year 2007 with Fixed Rates - net of

unamortized bonds issuance cost and consent solicitation

fees of Rp10,096 in 2011 and

 Rp11,041 in 2010

2,589,904

2,588,959

c.

Seventh Indosat Bonds in Year 2009 with Fixed Rates - net of unamortized bonds issuance cost of Rp4,914 in 2011 and

Rp5,362 in 2010

1,295,086

1,294,638

d.

 Sixth Indosat Bonds in Year 2008 with Fixed Rates - net of

unamortized bonds issuance cost and consent solicitation

fees of Rp4,532 in 2011 and Rp5,414 in 2010

1,075,468

1,074,586

e.

 Indosat Sukuk Ijarah III in Year 2008 - net of unamortized bonds issuance cost and consent solicitation fees of Rp2,098 in 2011 and Rp2,625 in 2010

567,902

567,375

f.

Indosat Sukuk Ijarah II in Year 2007 - net of unamortized bonds issuance cost and consent solicitation fees of Rp1,326 in 2011 and Rp1,517 in 2010

398,674

398,483

g.   Second Indosat Bonds in Year 2002 with Fixed and Floating Rates

- net of unamortized consent solicitation fees of Rp651 in 2011 and Rp652 in 2010

199,349

199,348

h.

Indosat Sukuk Ijarah IV in Year 2009 - net of unamortized

bonds issuance cost of Rp815 in 2011 and Rp873 in 2010

199,185

199,127

i.

Limited Bonds II issued by Lintasarta*

25,000

25,000

j.

Limited Bonds I issued by Lintasarta**

16,989

16,989

k.

  Fourth Indosat Bonds in Year 2005 with Fixed Rate - net of unamortized bonds issuance cost and consent solicitation

fees of Rp1,382

-

813,618

l.

 Indosat Syari’ah Ijarah Bonds in Year 2005 - net of unamortized bonds issuance cost and consent solicitation fees of Rp487

-

284,513

Total bonds payable

11,862,735

13,212,235

Less current maturities (net of unamortized bonds

issuance

cost and consent solicitation fees

totalling Rp1,869 in 2010)

41,989

1,098,131

Long-term portion

11,820,746

12,114,104

*

after elimination of Limited Bonds II amounting to Rp35,000 issued to the Company

**

after elimination of Limited Bonds I amounting to Rp9,564 issued to the Company

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

19.

BONDS PAYABLE (continued)

Bond	Nominal Amount	Interest	Maturity	Remarks
a. Guaranteed Notes Due 2020	US$650,000	▪ 7.375% p.a. ▪ Payable semi-annually	July 29, 2020

The notes are redeemable at the option of IPBV:

▪

At any time on or after July 29, 2015.

▪

Prior to July 29, 2013, IPBV may redeem up to a maximum of 35% of the original aggregate principal amount.

▪

At any time, upon not less than 30 days nor more than 60 days’ prior notice, at a price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest to (but not including) the redemption date and any additional amounts, in the event of certain changes affecting withholding taxes in Indonesia and the Netherlands.

▪

Upon a change in control of IPBV, the holder of the notes has the right to require IPBV to repurchase all or any part of such holder’s notes.

▪

Based on latest rating reports (released in August and December 2010), the notes have BB (stable outlook), Ba1 (negative outlook) and BBB- (stable outlook) ratings from Standard & Poor’s (“S&P”), Moody’s Investors Service (“Moody’s) and Fitch (“Fitch”), respectively (Note 38j).

a. Fifth Indosat Bonds in Year 2007
▪ Series A	Rp1,230,000	▪ 10.20% p.a. ▪ Payable quarterly	May 29, 2014

▪

The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

▪

Based on the latest rating report released in October 2010, the bonds have idAA+ (stable outlook) rating from PT Pemeringkat Efek Indonesia (“Pefindo”).

▪ Series B	Rp1,370,000	▪ 10.65% p.a. ▪ Payable quarterly	May 29, 2017
c. Seventh Indosat Bonds in Year 2009
▪ Series A	Rp700,000	▪ 11.25% p.a. ▪ Payable quarterly	December 8, 2014

▪

The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement.

▪

Based on the latest rating report released in October 2010, the bonds have idAA+ (stable outlook) rating from Pefindo.

▪ Series B	Rp600,000	▪ 11.75% p.a. ▪ Payable quarterly	December 8, 2016

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

19.

BONDS PAYABLE (continued)

Bond	Nominal Amount	Interest	Maturity	Remarks
d. Sixth Indosat Bonds in Year 2008
▪ Series A	Rp760,000	▪ 10.25% p.a. ▪ Payable quarterly	April 9, 2013

▪

The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price temporarily or as an early settlement. On June 21, 2011 the Company paid these bonds in full.

▪

Based on the latest rating report released in October 2010, the bonds have idAA+ (stable outlook) rating from Pefindo.

▪ Series B	Rp320,000	▪ 10.80% p.a. ▪ Payable quarterly	April 9, 2015
d. Indosat Sukuk Ijarah III in Year 2008 (“Sukuk Ijarah III”)	Rp570,000	▪ Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp58,425, payable on a quarterly basis starting July 9, 2008 up to April 9, 2013.	April 9, 2013

▪

The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

▪

Based on the latest rating report released in October 2010, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

d. Indosat Sukuk Ijarah II in Year 2007 (“Sukuk Ijarah II”)	Rp400,000	▪ Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp40,800, payable on a quarterly basis starting August 29, 2007 up to May 29, 2014.	May 29, 2014

▪

The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

▪

Based on the latest rating report released in October 2010, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

d. Second Indosat Bonds in Year 2002 - Series B	Rp200,000	▪ 16% p.a. ▪ Payable quarterly	November 6, 2032

▪

The Company has buyback option on the 10th, 15th, 20th and 25th anniversaries of the bonds at 101% of the bonds’ nominal value and the bondholder has sell option if the rating of the bonds decreases to id AA- or lower or on the 15th, 20th and 25th anniversaries of the bonds.

▪

Based on the latest rating report released in October 2010, the bonds have idAA+ (stable outlook) rating from Pefindo.

h. Indosat Sukuk Ijarah IV in Year 2009 (“Sukuk Ijarah IV”)
▪ Series A	Rp28,000	▪ Bondholders are entitled to annual fixed ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp3,150, payable on a quarterly basis starting March 8, 2010 up to December 8, 2014.	December 8, 2014

▪

The Company has option to buy back part or all of the bonds, after the 1st anniversary of the bonds, at market price.

▪

Based on the latest rating report released in October 2010, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

▪ Series B	Rp172,000	▪ Bondholders are entitled to annual fixed ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp20,210, payable on a quarterly basis starting March 8, 2010 up to December 8, 2016.	December 8, 2016

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

19.

BONDS PAYABLE (continued)

Bond	Nominal Amount	Interest	Maturity	Remarks
i. Limited Bonds II issued by Lintasarta (amended on August 25, 2009)	Rp66,150, with the remaining amount of Rp60,000 since June 14, 2009	▪ Average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3% (The maximum limit of floating rates was 19% and the minimum limit was 11% p.a. and starting June 14, 2009, the minimum limit increased to 12.75%.) ▪ Payable quarterly	June 14, 2009 extended to June 14, 2012	-
i. Limited Bonds I issued by Lintasarta (amended on August 25, 2009)	Rp34,856, with the remaining amount of Rp26,553 since June 2, 2009	▪ Average 3-month rupiah time deposit rates with Mandiri, BNI, BRI and BTN, plus a fixed premium of 3% (The maximum limit of floating rates was 19% and the minimum limit was 11% p.a. and starting June 2, 2009, the minimum limit increased to 12.75%.) ▪ Payable quarterly	June 2, 2009 extended to June 2, 2012	-
i. Fourth Indosat Bonds in Year 2005	Rp815,000	▪ 12% p.a. ▪ Payable quarterly	June 21, 2011

▪

The Company has early settlement option on the 4th anniversary of the bonds at 100% of the bonds’ nominal value and buy-back option after the 1st anniversary of the bonds at market price temporarily or as an early settlement.

▪

On June 21, 2011, the Company paid these bonds in full.

▪

Based on the latest rating report released in March 2011, the bonds have idAA+ (stable outlook) rating from Pefindo.

i. Indosat Syari’ah Ijarah Bonds in Year 2005 (“Syari’ah Ijarah Bonds”)	Rp285,000	▪ Bondholders are entitled to annual fixed Ijarah return (“Cicilan Imbalan Ijarah”) totalling Rp34,200, payable on a quarterly basis starting September 21, 2005 up to June 21, 2011.	June 21, 2011

▪

The Company has early settlement option on the 4th anniversary of the bonds at 100% of the bonds’ nominal value and buy-back option after the 1st anniversary of the bonds at market price temporarily or as an early settlement.

▪

On June 21, 2011, the Company paid these bonds in full.

▪

Based on the latest rating report released in March 2011, the bonds have idAA(sy)+ (stable outlook) rating from Pefindo.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

19.

BONDS PAYABLE (continued)

The scheduled principal payments of all the bonds payable outstanding as of June 30, 2011 are as follows:

Twelve months ending June 30,

  2016 and

     2012

   2013

2014

2015

  thereafter *

Total

In U.S. dollar

Guaranteed Notes *

   Due 2020

(US$650,000)

-

-

-

-

5,588,0505,588,050

In Rupiah

Fifth Indosat Bonds *

-

-

1,230,000

-

1,370,0002,600,000

Seventh Indosat Bonds*

-

-

-

700,000

600,0001,300,000

Sixth Indosat Bonds*

-

760,000

-

320,000

-

1,080,000

Sukuk Ijarah III *

-

570,000

-

-

-570,000

Sukuk Ijarah II *

-

-

400,000

-

-

400,000

Second Indosat Bonds*

-

-

-

-

200,000

200,000

Sukuk Ijarah IV *

-

-

-

28,000

172,000200,000

Limited Bonds II

25,000

-

-

-

-25,000

Limited Bonds I

16,989

-

-

-

-16,989

Sub-total

41,989

1,330,000

1,630,000

1,048,000

2,342,000

6,391,989

Total

41,989

1,330,000

1,630,000

1,048,0007,930,050

11,980,039

Less:

-

unamortized notes issuance cost

(64,109)

-

unamortized notes discount

(28,763)

-

unamortized bonds issuance costs and consent solicitation fees

(24,432

)

Net

11,862,735

*

Refer to previous discussion on early repayment options for each bond/note.

The total amortization of bonds issuance cost, consent solicitation fees, notes issuance cost and discount for the six months ended June 30, 2011 and 2010 amounted to Rp7,913 and Rp15,330, respectively (Note 28).

As of June 30, 2011 and December 31, 2010, the Group has complied with all financial ratios required to be maintained under the Notes Indenture and Trustee Agreements.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

20.

DERIVATIVES

The Company entered into several swap contracts. Listed below is information related to the contracts and their fair values (net of credit risk adjustment) as of June 30, 2011 and December 31, 2010:

Fair Value (Rp)

Notional

             June 30, 2011

                  December 31, 2010

Amount

(US$)

Receivable

Payable

ReceivablePayable

Cross Currency Swap Contracts:

a.

Goldman Sachs International (“GSI”) (1)

100,000

-

-

--

b.

GSI (1)

25,000

-

-

--

c.

GSI (4)

75,000

-

-

50,866-

d.

Standard Chartered (“StandChart”)

25,000

-

21,671

-12,055

e.

StandChart

25,000

-

12,216

-1,731

f.

StandChart

25,000

-

1,177

9,443-

g.

HSBC, Jakarta Branch (2)

25,000

-

-

--

h.

Merrill Lynch International Bank Limited,

        London Branch (“MLIB”) (5)

50,000

-

-

-2,234

i.

MLIB

25,000 with

decreasing amount

-

944

2,154

-

j.

MLIB(6)

25,000

-

-

3,778-

k.

Development Bank of Singapore (“DBS”)

25,000 with

decreasing amount

-

754

3,093

-

l.

GSI (3)

84,000

-

-

--

Sub-total

-

36,762

69,33416,020

Interest Rate Swap Contracts:

m.

HSBC, Jakarta Branch

27,037 with

decreasing amount

-

12,118

-13,100

n.

HSBC, Jakarta Branch

44,200 with

decreasing amount

-

28,429

-29,027

o.

GSI

100,000

-

77,006

-90,273

p.

DBS

25,000 with

decreasing amount

-

6,541

-

9,238

q.

DBS

25,000 with

decreasing amount

-

5,815

-

9,343

r.

Bank of Tokyo MUFJ (“BTMUFJ”)

25,000 with

decreasing amount

-

4,219

-

6,656

s.

BTMUFJ

25,000 with

decreasing amount

-

3,777

-

5,885

t.

BTMUFJ

25,000 with

decreasing amount

-

3,439

-

5,297

u.

StandChart

40,000 with

decreasing amount

-

4,473

-

6,814

v.

DBS

26,000 with

decreasing amount

-

2,979

-

4,966

w.

DBS

26,000 with

decreasing amount

-

2,636

-

4,303

x.

BTMUFJ

36,500 with

decreasing amount

-

3,614

-

7,347

y.

International Netherlands Group (“ING”)

Bank N.V.

25,000 with

decreasing amount

-

1,429

-

4,014

z.

ING Bank N.V.

 (7)

33,500

-

-

-3,120

Sub-total

-

156,475

-199,383

Total

-

193,237

69,334215,403

(1)

contract entered into May 2005 and settled in November 2010

(2)

contract entered into August 2006 and settled in November 2010

(3)

contract entered into December 2008 and settled in November 2010

(4)

contract entered into August 2005 and terminated in June 2011

(5)

contract entered into August 2008 and terminated in June 2011

(6)

contract entered into September 2008 and terminated in June 2011

(7)

contract entered into April 2009 and settled in June 2011

The net changes in fair value of the swap contracts and embedded derivative (Note 18g), swap income or cost, termination income or cost, and settlement of derivative instruments totalling (Rp123,376) and (Rp262,547) in 2011 and 2010, respectively, were charged to “Loss on Change in Fair Value of Derivatives - Net”, which is presented under Other Income (Expenses) in  the  consolidated  statements  of comprehensive income.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

20.

DERIVATIVES (continued)

The following are the details of the contracts:

Cross Currency Swap Contracts

No.	Counter-parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid / Amortized (Rp)
					2011	2010
a.	GSI (1)	May 13, 2005 - November 5, 2010 Swap Rp832,250 for US$100,000	(i) Fixed rate of 6.96% per annum for US$50,000 and (ii) 6-month U.S. dollar LIBOR plus 2.62% per annum for US$50,000, netted with (a) 6-month U.S. dollar LIBOR per annum multiplied by US$11,750 during the period May 13, 2005 through May 13, 2008 and (b) the amount of US$11,750 on May 13, 2008. On May 14, 2008, the Company received from GSI the fixed amount of US$11,750 (equivalent to Rp109,099) related to cross currency swap contract.	Every May 5 and November 5	-	28,850
b.	GSI (2)	May 13, 2005 - November 5, 2010 Swap Rp245,000 for US$25,000	4.30% of US$25,000	Every May 5 and November 5	-	6,119
c.	GSI (4)

August 22, 2005 - June 22, 2012

The Company will swap the following:

•

US$75,000 which is equal to US$75,000 multiplied by the lowest IDR/USD exchange rate within the period of August 22, 2005 - June 22, 2012 if the IDR/USD spot rate at termination date is less than or equal to the lowest of IDR/USD exchange rate mentioned above plus Rp4,300 (in full amount)

•

US$75,000 which is equal to US$75,000 multiplied by IDR/USD spot rate at termination date minus Rp4,300 (in full amount) if IDR/USD spot rate at termination date is greater than the lowest of IDR/USD exchange rate mentioned above plus Rp4,300 (in full amount)

			3.28% of US$75,000	Every June 22 and December 22	10,689	14,450
d.	StandChart	January 11, 2006 - June 22, 2012 Swap Rp236,250 for US$25,000	4.78% of US$25,000	Every June 22 and December 22	5,154	5,558
e.	StandChart	March 15, 2006 - June 22, 2012 Swap Rp228,550 for US$25,000	3.75% of US$25,000	Every June 22 and December 22	4,043	4,360
f.	StandChart	May 12, 2006 - September 22, 2012 Swap Rp217,500 for US$25,000	3.45% of US$25,000	Every June 22 and December 22	3,720	4,011
g.	HSBC (3)	August 8, 2006 - November 5, 2010 Swap Rp225,000 for US$25,000	4.00% of US$25,000	Every May 5 and November 5	-	4,526
h.	MLIB (5)

August 8, 2008 - June 22, 2012

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp8,950 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$50,000 multiplied by (1 -  Rp8,950 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp8,950 but is less than or equal to Rp11,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$50,000 multiplied by (Rp11,000 - Rp8,950) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp11,000 to US$1 (in full amounts)

			4.22% of US$50,000	Every June 22 and December 22	11,326	12,047
i.	MLIB

September 2, 2008 - June 12, 2013

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp8,800 to US$1 (in full amounts)

•

certain U.S. dollar amount as arranged in the contract multiplied by (IDR/USD spot rate -  Rp8,800) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp8,800 but is less than or equal to Rp12,000 to US$1 (in full amounts)

•

certain U.S. dollar amount as arranged in the contract multiplied by (Rp3,200 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp12,000 to US$1 (in full amounts)

			4.10% of US$25,000 up to June 12, 2011, and 4.10% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	5,532	5,984

(1)

On November 5, 2010, this contract expired and the Company received settlement gain on the cross currency swap amounting to Rp59,929.

(2)

On November 5, 2010, this contract expired and the Company paid settlement loss on the cross currency swap amounting to (Rp21,881).

(3)

On November 5, 2010, this contract expired and the Company paid settlement loss on the cross currency swap amounting to (Rp2,550).

(4)

On June 28, 2011, this contract was terminated and the Company was due to receive settlement gain on the cross currency swap amounting to US$3,650 or equivalent to Rp31,379 as of June 30, 2011.

(5)

On June 28, 2011, this contract was terminated and the Company was due to pay settlement loss on the cross currency swap amounting to (US$1,456) or equivalent to (Rp12,520) as of June 30, 2011.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

20. DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

No.	Counter-parties	Contract Period and Swap Amount	Annual Swap Premium Rate	Swap Premium Payment Date	Amount of Swap Premium Paid / Amortized (Rp)
					2011	2010
j.	MLIB (7)

September 8, 2008 - June 22, 2012

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp9,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$25,000 multiplied by (1 -  Rp9,000 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp9,000 but is less than or equal to Rp11,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$25,000 multiplied by (Rp11,000 - Rp9,000) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp11,000 to US$1 (in full amounts)

			2.52% of US$25,000	Every June 22 and December 22	3,381	3,597
k.	DBS

September 10, 2008 - June 12, 2013

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at the scheduled settlement date is at or less than Rp8,800 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to U.S. dollar amount at scheduled settlement date multiplied by (IDR/USD spot rate - Rp8,800) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at settlement date is greater than Rp8,800 and is at or less than Rp12,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to U.S. dollar amount at scheduled settlement date multiplied by (Rp12,000 - Rp8,800) divided by IDR/USD spot rate (in full amounts) if the IDR/USD spot rate at settlement date is greater than Rp12,000 to US$1 (in full amounts)

			3.945% of US$25,000 up to June 12, 2011, and 3.945% of decreasing U.S. dollar amount as arranged in the contract up to June 12, 2013	Every June 12 and December 12	5,331	4,577
l.	GSI (6)

December 16, 2008 - November 5, 2010

The Company will receive the following:

•

zero amount if the IDR/USD spot rate at termination date is less than or equal to Rp11,500 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$84,000 multiplied by (IDR/USD spot rate - Rp11,500 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp11,500 but is less than or equal to Rp15,000 to US$1 (in full amounts)

•

certain U.S. dollar amount which is equal to US$84,000 multiplied by (Rp3,500 divided by IDR/USD spot rate) (in full amounts) if the IDR/USD spot rate at termination date is greater than Rp15,000 to US$1 (in full amounts)

			Upfront premium of US$9,500 (equivalent to Rp105,212) which was fully paid on December 19, 2008. The premium (charged to prepaid expenses) is amortized over the contract period.	-	-	27,720

(6)  On November 5, 2010, this contract expired and the Company received zero settlement on the cross currency swap.

(7)  On June 28, 2011, this contract was terminated and the Company was due to pay settlement loss on the cross currency swap amounting to (US$194) or equivalent to (Rp1,666) as of June 30, 2011.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

20.

DERIVATIVES (continued)

Cross Currency Swap Contracts (continued)

All cross currency swap contracts with GSI (contracts No. a, b and c) are structured to include credit-linkage with the Company as the reference entity and with the Company’s (i) bankruptcy, (ii) failure to pay on certain debt obligations or (iii) restructuring of certain debt obligations as the relevant credit events. Upon the occurrence of any of these credit events, the Company’s obligations and those of GSI under these swap contracts will be terminated without any further payments or settlements being made by or owed to either party, including a payment by either party of any marked-to-market value of the swap contracts.

Interest Rate Swap Contracts

No.	Counter-parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt (Payment) Date	Amount of Swap Income (Expense) Received (Paid) (Rp)
					2011	2010
m.	HSBC	April 23, 2008 - November 27, 2016	5.42% of US$27,037, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.45% per annum	Every April 1 and October 1 up to October 2009, and every May 27 and November 27 up to termination date	(3,465)	(3,995)
n.	HSBC	April 23, 2008 - September 29, 2019	4.82% of US$44,200, the notional amount of which will decrease based on predetermined schedule, in exchange for U.S. dollar LIBOR plus 0.35% per annum	Every January 28 and July 28 up to July 2009, and every March 29 and September 29 up to termination date	(7,045)	(9,149)
o.	GSI	September 2, 2008 - June 12, 2013	(8.10% - underlyer return) of US$100,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to June 2011, and every June 12 and December 12 up to termination date	(18,320)	(24,299)
p.	DBS	September 5, 2008 - June 12, 2013	5.625% of US$25,000 per annum, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every June 10 and December 10 up to December 2010, and every June 12 and December 12 up to termination date	(4,555)	(3,849)
q.	DBS	October 23, 2008 - June 12, 2013	5.28% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	(5,815)	(3,202)
r.	BTMUFJ	December 1, 2008 - June 12, 2013	4.46% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	(3,141)	(2,254)
s.	BTMUFJ	December 4, 2008 – June 12, 2013	4.25% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	(3,271)	(2,012)
t.	BTMUFJ	December 12, 2008 - June 12, 2013	4.09% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	(2,791)	(2,683)
u.	StandChart	December 19, 2008 - June 12, 2013	3.85% of US$40,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	(3,858)	(2,478)
v.	DBS	December 22, 2008 - December 12, 2012	4.02% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	(3,480)	(1,815)
w.	DBS	January 21, 2009 - December 12, 2012	3.83% of US$26,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	(3,093)	(1,587)

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

20.

DERIVATIVES  (continued)

Interest Rate Swap Contracts (continued)

No.	Counter-parties	Contract Period	Annual Interest Swap Rate	Swap Income (Expense) Receipt (Payment) Date	Amount of Swap Income (Expense) Received (Paid) (Rp)
					2011	2010
x.	BTMUFJ	March 2, 2009 - June 12, 2012	4.10% of US$36,500, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	(4,097)	(1,826)
y.	ING Bank N.V.	March 3, 2009 - December 12, 2011	4.0094% of US$25,000, the notional amount of which will decrease based on predetermined schedule, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and every June 12 and December 12 up to termination date	(2,661)	(1,733)
z.	ING Bank N.V.	April 14, 2009 - June 12, 2011	3.75% of US$33,500, in exchange for 6-month U.S. dollar LIBOR plus 1.85% per annum	Every March 25 and September 25 up to March 2011, and on June 12, 2011	(3,126)	(1,920)

21.

FINANCIAL ASSETS AND LIABILITIES

The Group has various financial assets such as cash and cash equivalents, trade and other accounts receivable, other current financial assets, due from related parties, other non-current financial assets, short-term investments and other long-term investments, which arise directly from the Group’s operations. The Group’s principal financial liabilities, other than derivatives, consist of short-term loan, trade payables, procurement payable, accrued expenses, deposits from customers, loans and bonds payable, other current financial liabilities and due to related parties. The main purpose of these financial liabilities is to finance the Group’s operations. The Company also enters into derivative transactions, primarily cross currency swaps and interest rate swaps for the purpose of managing its foreign exchange and interest rate exposures emanating from the Company’s loans and bonds payable in foreign currencies.

The following table sets forth the Group’s financial assets and financial liabilities as of
June 30, 2011 and December 31, 2010:

June 30,

December 31,

2011

2010

Financial Assets

Held for trading

Derivative assets

-

69,334

Loans and receivables

Cash and cash equivalents

2,011,331

2,075,270

Accounts receivable - trade and others - net

1,786,742

1,558,457

Other current financial assets

79,703

53,119

Due from related parties - net

9,112

8,421

Other non-current financial assets - others

79,382

77,675

Available for sale

Other non-current financial assets -

other long-term investments - net

2,730

2,730

Total Financial Assets

3,969,000

3,845,006

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

21.

FINANCIAL ASSETS AND LIABILITIES (continued)

June 30,

December 31,

2011

2010

Financial Liabilities

Held for trading

Derivative liabilities

193,237

215,403

Liabilities at amortized cost

Short-term loan

498,520

-

Accounts payable - trade

714,145

645,505

Procurement payable

2,980,439

3,644,467

Accrued expenses

1,852,038

1,710,885

Deposits from customers

30,504

50,279

Loans payable - current maturities

2,457,020

3,184,147

Bonds payable - current maturities

41,989

1,098,131

Other current financial liabilities

384,323

23,127

Due to related parties

21,458

22,099

Loans payable - net of current maturities

7,250,913

7,666,804

Bonds payable - net of current maturities

11,820,746

12,114,104

Total Financial Liabilities

28,245,332

30,374,951

The following table sets forth the carrying values and estimated fair values of the Group’s financial instruments that are carried in the consolidated statements of financial position as of June 30, 2011 and December 31, 2010:

	Carrying Amount		Fair Value
	June 30, 2011	December 31,	June 30, 2011	December 31,
		2010		2010
Current Financial Assets
Cash and cash equivalents	2,011,331	2,075,270	2,011,331	2,075,270
Accounts receivable - net	1,786,742	1,558,457	1,786,742	1,558,457
Derivative assets	-	69,334	-	69,334
Other current financial assets - net	79,703	53,119	79,703	53,119
Total current financial assets	3,877,776	3,756,180	3,877,776	3,756,180
Non-current Financial Assets
Due from related parties - net	9,112	8,421	7,566	7,176
Other non-current financial assets - net	82,112	80,405	80,703	76,039
Total non-current financial assets	91,224	88,826	88,269	83,215
Total Financial Assets	3,969,000	3,845,006	3,966,045	3,839,395

Current Financial Liabilities
Short-term loan	498,520	-	498,520	-
Accounts payable - trade	714,145	645,505	714,145	645,505
Procurement payable	2,980,439	3,644,467	2,980,439	3,644,467
Accrued expenses	1,852,038	1,710,885	1,852,038	1,710,885
Deposits from customers	30,504	50,279	30,504	50,279
Derivative liabilities	193,237	215,403	193,237	215,403
Loans payable - current portion	2,457,020	3,184,147	2,444,046	3,155,634
Bonds payable - current portion	41,989	1,098,131	43,947	1,110,737
Other current financial liabilities	384,323	23,127	384,323	23,127
Total current financial liabilities	9,152,215	10,571,944	9,141,199	10,556,037
Non-current Financial Liabilities
Due to related parties	21,458	22,099	17,821	18,833
Loans payable - non-current portion	7,250,913	7,666,804	6,766,184	7,510,510
Bonds payable - non-current portion	11,820,746	12,114,104	12,826,616	13,228,171
Total non-current financial liabilities	19,093,117	19,803,007	19,610,621	20,757,514
Total Financial Liabilities	28,245,332	30,374,951	28,751,820	31,313,551

21.

FINANCIAL ASSETS AND LIABILITIES (continued)

The fair values of the financial assets and liabilities are presented at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value:

Short-term financial assets and liabilities:

•

Short-term financial instruments with remaining maturities of one year or less (cash and cash equivalents, trade and other accounts receivable, other current financial assets, short-term loan, trade accounts payable, procurement payable, accrued expenses, deposits from customers and other current financial liabilities)

These financial instruments approximate their carrying amounts largely due to their short-term maturities.

•

Derivative Financial Instruments

Cross currency swap contracts (including bifurcated embedded derivative)

These derivatives are measured at their fair values using internal valuation techniques as no quoted market prices exist for such instruments. The principal technique used to value these instruments is the use of discounted cash flows. The key inputs include interest rate yield curves, foreign exchange rates, Credit Default Spread (“CDS”), and the spot price of the underlying instruments.

Interest rate swap contracts

These derivatives are measured at their fair values, computed using discounted cash flows based on observable market inputs which include interest rate yield curves and payment dates.

Long-term financial assets and liabilities:

•

Long-term fixed-rate and variable-rate financial liabilities (unquoted loans and bonds payable)

The fair value of these financial liabilities is determined by discounting future cash flows using applicable rates from observable current market transactions for instruments with similar terms, credit risk and remaining maturities.

•

Other long-term financial assets and liabilities (due from/to related parties, other long-term investments and other non-current financial assets)

Estimated fair value is based on discounted value of future cash flows adjusted to reflect counterparty risk (for financial assets) and the Group’s own credit risk (for financial liabilities) and using risk-free rates for similar instruments.

•

Financial instruments quoted in an active market

The fair value of the bonds issued by the Company which are traded in an active market is determined with reference to their quoted market prices.

For equity investments classified as available-for-sale, the fair value is determined based on the latest market quotation as published by the Indonesia Stock Exchange as of June 30, 2011 and December 31, 2010.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

22.

EMPLOYEE BENEFIT OBLIGATIONS

This account consists of the non-current portions of employee benefit obligations as follows:

June 30,

December 31,

2011

2010

Post-retirement healthcare (Note 29)

502,704

639,271

Labor Law 13 (Note 29)

167,624

187,944

Service award

27,074

43,058

Accumulated leave benefits

2,481

2,134

Total

699,883

872,407

23.

CAPITAL STOCK

The Company’s capital stock ownership as of June 30, 2011 and December 31, 2010 is as follows:

Number of

Percentage

Shares Issued

of Ownership

Stockholders

and Fully Paid

Amount

(%)

June 30, 2011

A Share

Government

1

-

-

B Shares

Qatar Telecom (Qtel Asia) Pte. Ltd.

3,532,056,600

353,206

65.00

Government

776,624,999

77,662

14.29

SKAGEN Funds (SKAGEN AS)

302,466,950

30,247

5.57

Director:

Fadzri Sentosa

10,000

1

0.00

Others (each holding below 5%)

822,774,950

82,277

15.14

Total

5,433,933,500

543,393

100.00

December 31, 2010

A Share

Government

1

-

-

B Shares

Qatar Telecom (Qtel Asia) Pte. Ltd.

3,532,056,600

353,206

65.00

Government

776,624,999

77,662

14.29

SKAGEN Funds (SKAGEN AS)

277,824,400

27,782

5.11

Director:

Fadzri Sentosa

10,000

1

0.00

Others (each holding below 5%)

847,417,500

84,742

15.60

Total

5,433,933,500

543,393

100.00

The “A” share is a special share held by the Government and has special voting rights. The material rights and restrictions which are applicable to the “B” shares are also applicable to the “A” share, except that the Government may not transfer the “A” share, which has a veto right with respect to (i) amendment to the objective and purposes of the Company; (ii) increase of capital without pre-emptive rights; (iii) merger, consolidation, acquisition and demerger; (iv) amendment to the provisions regarding the rights of “A” share as stipulated in the Articles of Association; and (v) dissolution, bankruptcy and liquidation of the Company. The “A” share also has the right to appoint one director and one commissioner of the Company.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

24.

OPERATING REVENUES

This account consists of the following:

  June 30,

20112010

Cellular

Usage charges

4,086,040

3,892,463

Value-added services

3,605,475

3,405,472

Interconnection revenues (Note 35)

576,175

607,496

Tower leasing (Note 32e)

198,408

93,411

Monthly subscription charges

60,960

69,653

Sale of Blackberry handsets

1,565

27,340

Others

126,838

78,819

Upfront discount and Customer Loyalty Program (Note 2k)

(428,755

)

(437,594)

Sub-total

8,226,706

7,737,060

MIDI

Internet Protocol Virtual Private Network (IP VPN)

324,828

297,547

Internet

193,763

274,584

World link and direct link

159,886

153,822

Application services

95,243

77,742

Frame net

88,461

118,472

Leased line

78,806

95,978

Satellite lease

61,144

61,123

Digital data network

39,349

43,023

Multiprotocol Label Switching (MPLS)

39,272

24,450

TV link

3,295

2,694

Others

117,258

73,001

Sub-total

1,201,305

1,222,436

Fixed Telecommunication

International Calls

462,826

550,151

Fixed Wireless

95,046

88,909

Fixed Line

63,572

63,233

Sub-total

621,444

702,293

Total

10,049,455

9,661,789

Operating revenues from related parties amounted to Rp716,179 and Rp818,901 for the six months ended June 30, 2011 and 2010, respectively. These amounts represent 7.13% and 8.48% of the total operating revenues for the six months ended June 30, 2011 and 2010, respectively (Note 30).

The operating revenues from interconnection services are presented on a gross basis (Note 2k).

25.

OPERATING EXPENSES - COST OF SERVICES

This account consists of the following:

  June 30,

20112010

Interconnection (Note 35)

865,250

887,744

Radio frequency fee (Notes 1a and 30)

827,044

788,525

Maintenance

453,757

456,497

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

25.

OPERATING EXPENSES - COST OF SERVICES (continued)

  June 30,

20112010

Utilities

368,651

363,400

Rent

291,479

250,421

Leased circuits

168,430

187,111

Blackberry access fee

156,016

84,258

Cost of SIM cards and pulse reload vouchers

140,951

127,158

USO (Notes 30 and 34)

109,014

104,454

Concession fee (Notes 30 and 34)

55,899

55,069

Installation

53,987

52,673

Delivery and transportation

36,635

40,635

Billing and collection

16,550

30,826

License

7,887

12,448

Cost of handsets and modems

6,705

50,254

Others

34,142

28,924

Total

3,592,397

3,520,397

Interconnection relates to the expenses for the interconnection between the Company’s telecommunications networks and those owned by Telkom or other telecommunications carriers
(Note 2k).

26.

OPERATING EXPENSES - PERSONNEL

This account consists of:

 June 30,

20112010

Severance due to Voluntary Separation Scheme (“VSS”)*

566,034

-

Salaries

232,693

234,508

Employee income tax

152,682

57,058

Incentives and other employee benefits

146,221

164,639

Bonuses

110,385

99,287

Medical expense

35,760

35,691

Outsourcing

27,159

34,089

Early retirement**

6,134

8,930

Post-retirement healthcare benefits (Note 29)

(129,136)

48,219

Separation, appreciation and compensation expense

under Labor Law No. 13/2003 (Note 29)

(16,665)

21,233

Pension (Note 29)

(6,406

)

22,413

Others

25,839

14,798

Total

1,150,700

740,865

*

On January 20, 2011, the Company’s Board of Directors issued Directors’ Decree No. 003/Direksi/2011 regarding the Organizational Restructuring Program through an offering program on the basis of mutual agreement between the Company and certain employees (VSS), that became effective on the same date. For the six months ended  June 30, 2011, there were 994 employees who availed themselves of the program.

**

On June 27, 2006, the Company’s Directors issued Decree No. 051/DIREKSI/2006, “Additional Benefits for Voluntarily Resigned Employees”. Under this decree, employees qualified for early retirement and who voluntarily resigned after the approval from the Board of Directors were given benefits of additional remuneration, traveling and training package.  For the six months ended June 30, 2011 and 2010, there were 8 and 3 employees, respectively, who took the option.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

26.

OPERATING EXPENSES - PERSONNEL (continued)

The personnel expenses capitalized to properties under construction and installation during the six months ended June 30, 2011 and 2010 amounted to Rp16,917 and Rp18,231, respectively.

27.

OPERATING EXPENSES - GENERAL AND ADMINISTRATION

This account consists of:

  June 30,

20112010

Provision for impairment of receivables (Note 5)

56,897

25,562

Rent

55,293

57,868

Utilities

51,530

44,139

Professional fees

44,956

37,153

Transportation

31,647

30,494

Insurance

22,194

17,546

Office

17,655

21,899

Catering

11,997

 8,877

Others (each below Rp10,000)

59,899

52,853

Total

352,068

296,391

28.

OTHER EXPENSES - FINANCING COST

This account consists of:

  June 30,

20112010

Interest on loans

876,169

1,031,429

Amortization of debt and bonds issuance

costs, consent solicitation fees and discount (Notes 14, 18 and 19)

40,726

49,483

Bank charges

4,687

2,016

Total

921,582

1,082,928

29.

PENSION PLAN

The Company, Satelindo and Lintasarta have defined benefit and defined contribution pension plans covering substantially all of their qualified permanent employees.

Defined Benefit Pension Plan

The Company, Satelindo and Lintasarta provide defined benefit pension plans to their respective employees under which pension benefits to be paid upon retirement are based on the employees’ most recent basic salary and number of years of service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plans. Pension contributions are determined by periodic actuarial calculations performed by Jiwasraya.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

Based on an amendment dated December 22, 2000 of the Company’s pension plan, which was further amended on March 29, 2001, the benefits and the premium payment pattern were changed.
Before the amendment, the premium was regularly paid annually until the plan would be fully funded and the benefits consisted of retirement benefit (regular monthly or lump-sum pension) and death insurance. In conjunction with the amendment, the plan would be fully funded after making installment payments up to January 2002 of the required amount to fully fund the plan determined as of September 1, 2000. The amendment also includes an additional benefit in the form of thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri (“Moslem Holiday”).

The amendment covers employees registered as participants of the pension plan as of
September 1, 2000 and includes an increase in basic salary pension by 9% compounded annually starting from September 1, 2001. The amendment also stipulates that there will be no increase in the premium even in cases of mass employee terminations or changes in marital status.

The total premium installments based on the amendment amounted to Rp355,000 and were paid on due dates.

On March 1, 2007, the Company entered into an agreement with Jiwasraya to provide defined death insurance plan to 1,276 employees as of January 1, 2007, who are not covered by the defined benefit pension plan as stated above. Based on the agreement, a participating employee will receive:

•

Expiration benefit equivalent to the cash value at the normal retirement age, or

•

Death benefit not due to accident equivalent to 100% of insurance money plus cash value when the employee dies not due to accident, or

•

Death benefit due to accident equivalent to 200% of insurance money plus cash value when the employee dies due to accident.

The premium of Rp7,600 was fully paid on March 29, 2007. Subsequently, in August 2007, February to December 2008, January to December 2009, January to December 2010 and January to June 2011, the Company made payments for additional premium of Rp275 for additional 55 employees, Rp805 for additional 161 employees, Rp415 for additional 81 employees, Rp120 for additional 14 employees and Rp228 for additional 26 employees, respectively.

On June 25, 2003, Satelindo entered into an agreement with Jiwasraya to amend the benefits and premium payment pattern of the former’s pension plan. The amendment covers employees registered as participants of the pension plan as of December 25, 2002 up to June 25, 2003. Other new conditions include the following:

•

An increase in pension basic salary at 6% compounded annually starting from December 25, 2002

•

Thirteenth-month retirement benefit, which is payable annually 14 days before Idul Fitri

•

An increase in periodic payment of retirement benefit at 6% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On April 15, 2005, Lintasarta entered into an agreement with Jiwasraya to replace their existing agreement. Based on the new agreement, the benefits and the premium payment pattern were changed. This agreement is effective starting January 1, 2005. The total premium installments based on the agreement amounted to Rp61,623, which is payable in 10 annual installments starting 2005 until 2015.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

The new agreement covers employees registered as participants of the pension plan as of
April 1, 2003. The conditions under the new agreement include the following:

•

An increase in pension basic salary by 3% (previously was estimated at 8%) compounded annually starting April 1, 2003

•

An increase in periodic payment of retirement benefit at 5% compounded annually starting one year after receiving periodic retirement benefit for the first time

•

If the average annual interest rate of time deposits of government banks exceeds 15%, the participants’ retirement benefit will be increased by a certain percentage in accordance with the formula agreed by both parties.

On May 2, 2005, Lintasarta entered into an agreement with Jiwasraya to amend the above agreement. The amendment covers employees registered as participants of the pension plan as of April 1, 2003 up to November 30, 2004 with additional 10 annual premium installments totalling Rp1,653 which are payable starting 2005 until 2015.

The contributions made by Lintasarta to Jiwasraya amounted to Rp9,653 each for the six months ended June 30, 2011 and 2010, respectively.

The net periodic pension cost for the pension plans of the Company and Lintasarta for the six months ended June 30, 2011 was calculated based on actuarial valuations as of June 30, 2011 and December 31, 2010, respectively. The net periodic pension cost for the pension plans for the six months ended June 30, 2010 was calculated based on actuarial valuations as of December 31, 2009. The prepaid pension cost as of December 31, 2010 was calculated based on actuarial valuation as of December 31, 2010. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

June 30,

December 31,

June 30,

2011

2010

2010

Annual discount rate

8.0 - 8.5%

8.5% - 9.0%

10.5 - 10.7%

Expected annual rate of return on plan assets

4.5 - 9.0%

4.5 - 9.0%     4.5 - 9.0%

Annual rate of increase in compensation

3.0 - 9.0%

3.0 - 9.0%

3.0 - 9.0%

Mortality rate (Indonesian Mortality Table - TMI)

TMI 1999

TMI 1999

TMI 1999

a.

The composition of the net periodic pension cost for the six months ended June 30, 2011 and 2010 is as follows:

2011

2010

Interest cost

24,060

37,279

Service cost

13,115

21,002

Settlement loss

1,054

-

Amortization of unrecognized actuarial loss

597

425

Return on plan assets

(26,233

)

(36,293)

Curtailment gain

(18,999

)

-

Net periodic pension cost (Note 26)

(6,406

)

22,413

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

b.

The funded status of the plans as of June 30, 2011 and December 31, 2010 is as follows:

    June 30,

     December 31,

2011

2010

Plan assets at fair value

532,917

852,958

Projected benefit obligation

(430,935

)*

 (750,625)

Excess of plan assets over projected benefit obligation

101,982

102,333

Unrecognized actuarial loss

26,158

10,928

Total prepaid pension cost

128,140

113,261

* Net of curtailment effect during January - June 2011 due to VSS program (see Note 26)

c.

Movements in the prepaid pension cost for the six months ended June 30, 2011 and year ended December 31, 2010 are as follows:

2011

2010

Balance at beginning of period

Company

82,871

124,720

Lintasarta

30,390

25,100

Net periodic pension cost

Company

8,378

(41,505)

Lintasarta

(1,972

)

(4,183)

Refund from Jiwasraya

Company

(1,408

)

(464)

Lintasarta

-

(180)

Contribution to Jiwasraya

Company

228

120

Lintasarta

9,653

9,653

Balance at end of period

Company

90,069

82,871

Lintasarta

38,071

30,390

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

29.

PENSION PLAN (continued)

Defined Benefit Pension Plan (continued)

 d. Prepaid pension cost consists of:                                 June 30,       December 31,

2011

2010

Current portion (presented as part of “Prepaid expenses”)

Company

2,297

1,401

Lintasarta

516

516

2,813

1,917

Long-term portion (presented as “Long-term prepaid pension

 - net of current portion”)

Company

87,772

81,470

Lintasarta

37,555

29,874

125,327

111,344

Total prepaid pension cost

128,140

113,261

Plan assets as of June 30, 2011 and December 31, 2010 principally consisted of time deposits, debt securities, long-term investment in shares of stock and property.

Defined Contribution Pension Plan

In May 2001 and January 2003, the Company and Satelindo assisted their employees in establishing their respective employees’ defined contribution pension plans, in addition to the defined benefit pension plan as mentioned above. Starting June 2004, the Company also assisted ex-IM3 employees in establishing their defined contribution pension plan. Under the defined contribution pension plan, the employees contribute 10% - 20% of their basic salaries, while the Company does not contribute to the plans. Total contributions of employees for the six months ended June 30, 2011 and 2010 amounted to Rp21,331 and Rp22,218, respectively. The plan assets are being administered and managed by seven financial institutions appointed by the Company and Satelindo, based on the choice of the employees.

Labor Law No. 13/2003

The Company, Lintasarta and IMM also accrue benefits under Labor Law No. 13/2003 (“Labor Law”) dated March 25, 2003. Their employees will receive the benefits which are higher under either this law or the defined benefit pension plan.

The net periodic pension cost under the Labor Law of the Company and the subsidiaries for the six months ended June 30, 2011 was calculated based on actuarial valuations as of June 30, 2011 and December 31, 2010, respectively. The net periodic pension cost under the Labor Law for the six months ended June 30, 2010 was calculated based on actuarial valuations as of December 31, 2009. The accrued pension cost under the Labor Law as of December 31, 2010 was calculated based on actuarial valuation as of December 31, 2010. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

June 30,

December 31,

June 30,

2011

2010

2010

Annual discount rate

8.5 - 9.0%

8.5 - 9.0%

10.5%

 Annual rate of increase in compensation

8.0 - 9.0%

  8.0 - 9.0%9.0 - 10.0%

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

29.

PENSION PLAN (continued)

Labor Law No. 13/2003 (continued)

a.

The composition of the periodic pension cost under the Labor Law for the six months ended June 30, 2011 and 2010 is as follows:

2011

2010

Service cost

9,552

10,690

Interest cost

8,256

9,793

Amortization of unrecognized past service cost

358

358

Amortization of unrecognized actuarial loss

9

392

Curtailment gain

(34,840

)

-

Net periodic pension cost under the Labor Law (Note 26)

(16,665

)

21,233

b.

The composition of the accrued pension cost under the Labor Law as of June 30, 2011 and December 31, 2010 is as follows:

June 30,

     December 31,

2011

2010

Projected benefit obligation

198,535

*

217,754

Unrecognized actuarial loss

(16,046

)

(17,245)

Unrecognized past service cost

(9,275

)

(9,632

)

Net accrued pension cost under the Labor Law

173,214

190,877

*

Net of curtailment effect during January - June 2011 due to VSS program (see Note 26)

c.

Movements in the accrued pension cost under the Labor Law for the six months ended June 30, 2011 and year ended December 31, 2010 are as follows:

2011

2010

Balance at beginning of period

Company

164,285

131,416

Lintasarta

17,648

12,771

IMM

8,944

6,206

Net periodic pension cost under the Labor Law

Company

(20,785)

35,019

Lintasarta

2,441

4,974

IMM

1,679

2,840

Benefit payment

Company

(998

)

(2,150

)

Lintasarta

-

(97

)

IMM

-

(102

)

Balance at end of period

Company

142,502

164,285

Lintasarta

20,089

17,648

IMM

10,623

8,944

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

29.

PENSION PLAN (continued)

Labor Law No. 13/2003 (continued)

As of June 30, 2011 and December 31, 2010, the current portion of pension cost under the Labor Law included in accrued expenses (Note 17) amounted to Rp5,590 and Rp2,933, respectively, and the non-current portion included in employee benefit obligations amounted to Rp167,624 and Rp187,944, respectively (Note 22).

Post-retirement Healthcare

The Company provides post-retirement healthcare benefits to its employees who leave the Company after the employees fulfill the early retirement requirement. The spouse and children who have been officially registered in the administration records of the Company are also eligible to receive benefits. If the employees die, the spouse and children are still eligible for the post-retirement healthcare until the spouse dies or remarries and the children reach the age of 25 or get married.

The utilization of post-retirement healthcare is limited to an annual maximum ceiling that refers to monthly pension from Jiwasraya as follows:

•

16 times the Jiwasraya monthly pension for a pensioner who receives monthly pension from Jiwasraya

•

16 times the equality monthly pension for a pensioner who became permanent employee after September 1, 2000

•

16 times the last monthly pension for a pensioner who retired after July 1, 2003 and does not receive Jiwasraya monthly pension.

The net periodic post-retirement healthcare cost for the six months ended June 30, 2011 and 2010 was calculated based on actuarial valuations as of June 30, 2011 and December 31, 2009, respectively. The accrued post-retirement healthcare cost as of December 31, 2010 was calculated based on actuarial valuation as of December 31, 2010. The actuarial valuations were prepared by an independent actuary, using the projected-unit-credit method and applying the following assumptions:

June 30,

December 31,

June 30,

2011

2010

2010

Annual discount rate

9.5%

9.5%

11.0%

Ultimate cost trend rate

6.0%

6.0%

6.0%

Next year trend rate

14.0%

14.0%

16.0%

Period to reach ultimate cost trend rate

4 years

4 years

5 years

a.

The composition of the periodic post-retirement healthcare cost for the six months ended June 30, 2011 and 2010 is as follows:

2011

2010

Interest cost

34,449

33,311

Service cost

10,408

9,682

Amortization of unrecognized past service cost

5,226

5,226

Amortization of unrecognized actuarial loss

2,603

-

Curtailment gain

(181,822

)

-

Net periodic post-retirement healthcare cost (Note 26)

(129,136

)

48,219

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

29.

PENSION PLAN (continued)

Post-retirement Healthcare (continued)

b.

The composition of the accrued post-retirement healthcare cost as of June 30, 2011 and   December 31, 2010 is as follows:

June 30,

     December 31,

2011

2010

Projected benefit obligation

657,876

*

846,636

Unrecognized actuarial loss

(119,886

)

(161,443

)

Unrecognized past service cost

(19,272

)

(31,253

)

Net accrued post-retirement healthcare cost

518,718

653,940

* Net of curtailment effect during January - June 2011 due to VSS program (see Note 26)

c.

Movements in the accrued post-retirement healthcare cost for the six months ended
June 30, 2011 and year ended December 31, 2010 are as follows:

2011

2010

Balance at beginning of period

653,940

561,805

Net periodic post-retirement healthcare cost

(129,136

)

104,600

Benefit payment

(6,086

)

(12,465

)

Balance at end of period

518,718

653,940

As of June 30, 2011 and December 31, 2010, the current portion of post-retirement healthcare cost included in accrued expenses (Note 17) amounted to Rp16,014 and Rp14,669, respectively, and the non-current portion included in employee benefit obligations amounted to Rp502,704 and Rp639,271, respectively (Note 22).

d.

The effect of a one percentage point change in assumed post-retirement healthcare cost trend rate would result in aggregate service and interest costs for the six months ended June 30, 2011 and year ended December 31, 2010 and accumulated post-retirement healthcare benefit obligation as of June 30, 2011 and December 31, 2010, as follows:

June 30,

December 31,

2011

2010

Increase

Service and interest costs

56,880

116,581

Accumulated post-retirement healthcare

benefit obligation

1,053,292

1,030,938

Decrease

Service and interest costs

35,589

76,868

Accumulated post-retirement healthcare

benefit obligation

714,341

702,632

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES

The details of the accounts and the significant transactions entered into with related parties are as follows:

Amount

  Percentage to Total Assets/Liabilities (%)

June 30, 2011

December 31, 2010

June 30, 2011

December 31, 2010

 Cash and cash equivalents (Note 4)

Entity under common control:

State-owned banks

1,224,235

1,615,651

2.41

3.06

Accounts receivable - trade (Note 5)

Entity under common control:

State-owned companies

255,475

267,319

0.50

0.51

Parent company:

Qatar Telecom

-

2,827

0.00

0.00

Total

255,475

270,146

0.50

0.51

Less allowance for impairment of

receivables

66,586

47,640

0.130.09

Net

188,889

222,506

0.370.42

Prepaid expenses

 Entities under common control:

Governmental departments

656,225

1,186,669

1.29

2.25

State-owned companies

13,813

14,977

0.030.03

Total

670,038

1,201,646

1.32

2.28

Other current and non-current

   assets - financial and non-financial

Entities under common control:

State-owned banks

72,923

91,231

0.140.17

Governmental departments

87

87

0.00

0.00

Total

73,010

91,318

0.140.17

Due from related parties

Entity under common significant

influence:

Kopindosat

5,978

5,958

0.01

0.01

Entities under common control:

State-owned companies

3,654

1,693

0.01

0.01

Key management personnel:

Senior management

73

1,362

0.00

0.00

Parent company:

Qatar Telecom

53

     54

0.00

0.00

Total

9,758

9,067

0.02

0.02

Less allowance for impairment of

receivables

646

   646

0.00

0.00

Net

9,112

8,421

0.02

0.02

Long-term prepaid licenses - net of

current portion

Entity under common control

Governmental departments

364,788

397,708

0.72

0.75

Long-term advances

Entity under common control:

State-owned companies

3,467

3,705

0.010.01

Entity under common significant

influence:

PT Personel Alih Daya

9,617

-

0.02

-

Kopindosat

1,586

1,016

0.000.00

Total

14,670

4,721

0.03

0.01

Long-term prepaid pension - net

of current portion (Note 29)

Entity under common control:

State-owned companies

125,327

111,344

0.25

0.21

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

Amount

  Percentage to Total Assets/Liabilities (%)

June 30, 2011

December 31, 2010

June 30, 2011

December 31, 2010

Long-term prepaid rentals - net

of current portion

Entities under common control:

State-owned companies

23,615

24,672

0.050.05

Kopindosat

11,600

12,817

0.020.02

Total

35,215

37,489

0.070.07

Accounts payable - trade

Entity under common control:

State-owned companies

33,832

22,260

0.10

0.06

Parent companies:

Qatar Telecom

8,744

-

0.03

-

Others

500

-

0.00

-

Total

43,076

22,260

0.13

0.06

Procurement payable (Note 15)

Entity under common control:

State-owned companies

22,520

33,348

0.07

0.10

Entities under common significant

influence:

PT Personel Alih Daya

20,836

13,210

0.06

0.04

Kopindosat

13,098

22,123

0.04

0.06

Total

56,454

68,681

0.17

0.20

Accrued expenses

Entities under common control:

State-owned companies

177,994

82,641

0.55

0.24

Governmental departments (Note 17)

140,075

 293,590

0.43

0.85

Key management personnel

Senior management

37,734

  33,553

0.12

0.10

Entities under common significant

influence:

PT Personel Alih Daya

20,046

  16,906

0.06

0.04

Kopindosat

8,152

  13,838

0.03

0.04

Total

384,001

440,528

1.19

1.27

Due to related parties

Entity under common control:

State-owned companies

19,416

20,609

0.06

0.06

Entity under common significant

influence:

Kopindosat

1,490

1,490

0.01

0.00

Parent company:

Qatar Telecom

552

-

0.00

-

Total

21,458

22,099

0.07

0.06

Other current and non-current liabilities -

financial and non-financial

Parent company:

Qatar Telecom (Qtel Asia) Pte.Ltd.

210,334

-

0.65

-

Entities under common control:

Governmental departments

48,248

3,895

0.15

0.01

State-owned companies

7,287

8,118

0.020.02

Total

265,869

12,013

0.820.03

Loan payable (Note 18)

Entity under common control:

State-owned banks

      1,297,982

1,297,045

    4.02

3.75

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

 Percentage to Respective Income

Amount

or Expenses (%)

Six months ended June 30,

Six months ended June 30,

2011

2010

2011

2010

Operating revenues (Note 24)

Entities under common control:

State-owned companies

635,965

788,075

6.338.16

Governmental departments

52,983

16,550

0.53

0.17

Parent companies:

Qatar Telecom

27,051

14,168

0.270.15

Others

180

108

0.00

0.00

Total

716,179

818,901

7.138.48

Operating expenses

Cost of services

Entities under common control:

Governmental departments (Note 25)

991,957

948,048

11.38

11.76

State-owned companies

783,434

768,970

8.999.54

Entities under common significant

influence:

Kopindosat

43,483

45,657

0.500.57

PT Personel Alih Daya

38,013

39,821

0.440.49

Parent company:

Qatar Telecom

32,494

5,044

0.370.06

Total

1,889,381

1,807,540

21.6822.42

Personnel

Key management personnel:

Senior management

Short-term employee benefits

61,632

50,658

0.70

0.63

Termination benefits

41,922

8,085

0.48

0.10

Other long-term benefits

      (306

)

 2,492

         (0.00

)

 0.03

Sub-total

103,248

61,235

1.180.76

Entity under common significant

influence:

PT Personel Alih Daya

16,106

21,216

0.190.26

Entity under common control:

State-owned companies

(3,202)

22,413

(0.04)

0.28

Total

116,152

104,864

1.331.30

General and administration

Entities under common control:

  State-owned companies

47,747

31,739

0.550.39

Governmental departments

-

82

-

0.00

Entities under common significant

influence:

Kopindosat

45,124

13,326

0.520.17

PT Personel Alih Daya

-

7,366

-

0.09

Total

92,871

52,513

1.070.65

Marketing

Entities under common significant

influence:

PT Personel Alih Daya

25,287

27,009

0.29

0.34

Kopindosat

2,135

  5,884

0.02

0.07

Entity under common control:

  State-owned company

-

34

-

0.00

Total

27,422

32,927

0.31

     0.41

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

 Percentage to Respective Income

Amount

or Expenses (%)

Six months ended June 30,

Six months ended June 30,

2011

2010

2011

2010

Other income (expenses) - net

Entity under common control:

State-owned banks

(22,458

)

(72,489

)

(6.79

)

(6.57

)

The relationship and nature of account balances/transactions with related parties are as follows:

No	Related Parties	Relationship	Nature of Account Balances/Transactions
1.	State-owned banks	Under common control	Cash and cash equivalents, other current and non-current financial assets, loan payable and other income (expense)
2.	State-owned companies	Under common control

Accounts receivable - trade, due from related parties, prepaid expenses, long-term prepaid rentals, long-term advances, long-term prepaid pension, accounts payable - trade, procurement payable, accrued expenses, due to related parties, other current and non-current liabilities, operating revenues, operating expenses - cost of services, operating expenses - personnel and operating expenses - general and administration

3.	Qatar Telecom	Ultimate parent company

Accounts receivable - trade, due from related parties, accounts payable - trade, due to related parties, other current and non-current liabilities, operating revenues-fixed telecommunication and operating expenses-cost of services

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

30.

ACCOUNTS AND TRANSACTIONS WITH RELATED PARTIES (continued)

No	Related Parties	Relationship	Nature of Account Balances/Transactions
4.	Governmental departments	Under common control

Prepaid expenses, long-term prepaid license, other current and non-current assets, accrued expense, other current and non-current liabilities, operating revenues-MIDI, operating expenses - cost of services, operating expenses - personnel and operating expenses - general and administration

5.	Kopindosat	Entity under significant influence	Due from related parties, procurement payables, accrued expenses, due to related parties, operating expenses - cost of services and operating expenses - general and administration
6.	Senior management	Key management personnel	Due from related parties, accrued expenses and operating expenses - personnel
7.	PT Personel Alih Daya	Entity under common significant influence	Procurement payable, accrued expenses, operating expenses - cost of services, operating expenses - personnel and operating expenses - general and administration
8.	Qatar Telecom (Qtel Asia) Pte. Ltd	Parent Company	Other current and non-current liabilities-financial and non-financial

31.

DISTRIBUTION OF INCOME AND APPROPRIATION OF RETAINED EARNINGS

At the Company’s Annual Stockholders’ General Meeting (“ASGM”), the stockholders approved, among others, the appropriation of annual net income for reserve fund and cash dividend distribution, as follows, and the utilization of the remaining amount for reinvestment and working capital.

ASGM Date	Reserve Fund (Rp)	Dividend per Share (Rp)	Dividend Payment Date
2009 Net Income
June 22, 2010	14,982	137.86	August 2, 2010
2010 Net Income
June 24, 2011	-	59.55	August 5, 2011

Dividend for the Government was paid in accordance with the prevailing laws and regulations in Indonesia (Note 38i).

32.

SIGNIFICANT AGREEMENTS AND COMMITMENTS

a.

As of June 30, 2011, commitments on capital expenditures which are contractual agreements not yet realized relate to the procurement and installation of property and equipment amounting to US$222,371 (Note 38l) and Rp912,174.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

32.

SIGNIFICANT AGREEMENTS AND COMMITMENTS (continued)

The significant commitments on capital expenditures are as follows:

Contract Date	Contract Description	Vendor	Amount of Contract/Purchase Orders (“POs”) Already Issued	Amount of Contract/POs Not Yet Served
December 10, 2010	Procurement of Technology Upgrade for 2G and 3G Telecommunications Network in Kalimantan (see “d” below)	PT Nokia Siemens Networks and Nokia Siemens Networks Oy	US$38,439	US$17,959
October 1, 2010	Procurement of Telecommunications Equipment and Related Services	PT Ericsson Indonesia and Ericsson AB	US$81,880 and Rp241,947	US$5,241 and Rp19,175
June 16, 2010	Procurement of Telco Infrastructure	PT Nokia Siemens Networks and Nokia Siemens Networks Oy	US$109,251 and Rp489,293	US$1,753 and Rp37,588
May 16, 2007	Supply of GSM Cellular Infrastructure	PT Nokia Siemens Networks, Nokia Siemens Networks Oy and Nokia Siemens Networks GmbH & Co. KG.	US$318,027 and Rp1,369,804	US$3,284 and Rp75,387
April 20, 2007	Telecommunications Equipment Supply and Service	PT Alcatel Lucent Indonesia and Alcatel Shanghai Bell Co. Ltd.	US$79,311 and Rp679,301	US$287and Rp1,667
April 3, 2007	Supply of GSM Infrastructure	PT Ericsson Indonesia and Ericsson AB	US$383,086 and Rp1,106,856	US$171 and Rp17,268

b.

In May and June 2011, the Company had issued several POs to PT Nokia Siemens Network and Nokia Siemens Network OY with total amount of US$1,381 and Rp8,503 for the procurement of cellular technical equipment in Central Java Area. Based on the POs, the Company agreed to exchange certain existing cellular equipment with new equipment units and pay US$1,381 and Rp8,503 to Nokia for the installation services and additional equipment. As of June 30, 2011, the POs had not been started.

c.

On June 21, 2011, the Company entered into a Revolving Time Loan Facility agreement with Mandiri covering a maximum amount of Rp1,000,000 to fund the Company’s capital expenditure and/or for general corporate purposes. This facility is available from June 21, 2011 to June 21, 2014 and drawdowns bear interest at 1-month JIBOR plus 1.4% per annum (Note 38k).

d.

On December 10, 2010, the Company agreed with PT Nokia Siemens Networks and Nokia Siemens Networks OY (“Nokia”) to restate and amend the agreement for “Procurement of Technology Upgrade for 2G and 3G Telecommunication Network in Kalimantan” that was originally entered into on June 30, 2010. Based on the new agreement, the Company agreed to exchange certain existing cellular technical equipment units in Kalimantan area with new equipment units from Nokia with total value of US$75,243 consisting of cellular technical equipment with net book value of U$66,963 (net of discount amounting to US$2,029) for 1,325 units of 2G Base Transceiver Station [BTS], 24 units of Base Station Controller [BSC], 11 units of Transcoders, 66 units of Node B equipment and 3 units of Radio Network Controller [RNC], and pay US$6,251 to Nokia for the installation services. For the six months ended June 30, 2011, the carrying amount of the cellular technical equipment units given up amounted to Rp400,955 (Note 8) and the accumulated carrying amount of such equipment up to June 30, 2011 amounted to Rp559,240. The Company also committed to procure additional equipment units from Nokia with total value of US$11,708 until the end of 2012.

e.

On January 29, April 15, May 24 and June 3 in 2010, and February 4 and 10 in 2011, the Company agreed to lease part of its telecommunications towers and sites to PT Hutchison CP Telecommunication (“Hutchison”) for a period of 12 years, PT Natrindo Telepon Selular (“NTS”) for a period of 10 years, PT XL Axiata Tbk (“XL Axiata”, formerly PT Excelcomindo Pratama Tbk or “Excelcom”) for a period of 10 years, PT Berca Global Access (“Berca”) for a period of 10 years,
PT Dayamitra Telekomunikasi (“Mitratel”) for a period of 10 years and PT First Media Tbk (“FM”) for a period of 5 years, respectively. Hutchison, NTS, and XL Axiata (on annual basis), Berca and Mitratel (on quarterly basis) and FM (on semi-annual basis) are required to pay the lease and maintenance fees in advance which are recorded as part of unearned income.

The agreements are cancellable before termination under certain conditions, as stated in the agreements.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

32.

SIGNIFICANT AGREEMENTS AND COMMITMENTS (continued)

f.

On April 15, 2010, Lintasarta, a subsidiary, entered into agreements with MOCIT-Balai Telekomunikasi dan Informatika Pedesaan (MOCIT-BTIP), whereby Lintasarta agreed to provide Pusat Layanan Jasa Akses Internet Kecamatan (Center for Internet Access and Services in Rural Areas) (PLIK) for Work Packages (Paket Pekerjaan) 7, 8 and 9 that cover the provinces of Bali, West Nusa Tenggara, East Nusa Tenggara, West Kalimantan, South Kalimantan, East Kalimantan, Central Kalimantan, Maluku and Papua. On December 22, 2010, the agreements were amended to increase the contract value. The agreements cover four years starting from October 15, 2010 with contract value amounting to Rp91,895, Rp143,668 and Rp116,721 for Work Packages 7, 8 and 9, respectively. In accordance with the agreements, Lintasarta placed its time deposits totalling Rp18,200 as a performance bond for the four-year contract period which is classified as part of other non-current financial assets.

On December 12, 2010, Lintasarta entered into agreements with MOCIT-BTIP to provide Pusat Layanan Jasa Akses Internet Kecamatan Bergerak (Mobile Center for Internet Access and Services in Rural Areas) (PLIKB) for Work Packages 2, 3, 11, 15, 16 and 18 that cover the provinces of North Sumatra, West Sumatra, East Nusa Tenggara, West Kalimantan, South Kalimantan and East Kalimantan. The agreements cover four years starting on September 22, 2011 with contract values amounting to Rp79,533, Rp92,003, Rp60,149, Rp71,879, Rp84,583 and Rp69,830 for Work Packages 2, 3, 11, 15, 16 and 18, respectively.

As of June 30, 2011, Lintasarta has outstanding advance payments from MOCIT-BTIP related with those agreements amounting to Rp85,777 and Rp23,341 which are classified as part of unearned income for the current portion and other non-current liabilities for the long-term portion, respectively.

On May 6, 2010, Lintasarta entered into an agreement with PT Wira Eka Bhakti (WEB), for the procurement of equipment and infrastructure required for the construction of PLIK, as agreed with the MOCIT-BTIP above, with total contract value amounting to Rp189,704. The agreement has been amended several times, with the latest amendment dated March 9, 2011 increasing the contract value to become Rp208,361. As of June 30, 2011, Lintasarta has outstanding advances to WEB amounting to Rp22,838 and Rp1,342 which are classified as part of advances for the current portion and long-term advances for the long-term portion, respectively.

On March 23, 2011, Lintasarta entered into agreements with WEB and PT Personal Alih Daya (a related party), for the procurement of equipment and infrastructure required for the construction of PLIKB, as agreed with the MOCIT-BTIP above, with total contract value amounting to Rp276,274 and Rp60,739, respectively. As of June 30, 2011, Lintasarta has outstanding advances to WEB and PT Personal Alih Daya totalling Rp14,042 and Rp53,360 which are classified as part of advances for the current portion and long-term advances for the long-term portion, respectively.

g.

On May 25, 2007, the Company and six other telecommunications operators signed a memorandum of understanding on the construction of the national optical fiber network Palapa Ring for the eastern part of Indonesia (“Palapa Ring Project Phase I”) wherein the Company will share 10% of the total project cost of Rp3,000,000. In addition, they also agreed to equally bear the cost of preparation and implementation (“preparation cost”) of Palapa Ring Project Phase I up to the amount of Rp2,000. If the preparation cost exceeds Rp2,000, there will be further discussion among them. However, one of the telecommunications operators subsequently decided not to join the project.

On November 10, 2007, the Company and the other five telecommunications operators (including Telkom, a related party) signed the agreement on the consortium for the construction and maintenance of Palapa Ring wherein the Company agreed to bear 13.36% of the total project cost of US$225,037. This agreement replaced the previous memorandum of understanding.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

32.

SIGNIFICANT AGREEMENTS AND COMMITMENTS (continued)

Furthermore, three of the telecommunications operators also no longer joined the project. Consequently, as of June 30, 2011, the remaining telecommunications operators which are still committed to this project are the Company, Telkom and Bakrie Telecom. Hence, the project’s commitment is being evaluated to accommodate the change in the number of participating telecommunications operators.

As of June 30, 2011, the Company has paid the amount of US$1,503 which is recorded as part of other non-current financial assets.

h.

The Company and IMM have committed to pay annual radio frequency fee over the 3G and BWA licenses period, provided the Company and IMM hold the 3G and BWA licenses. The amount of annual payment is based on the payment scheme set out in Regulations
No. 7/PER/M.KOMINFO/2/2006, No. 268/KEP/M.KOMINFO/9/2009 and No. 237/KEP/ M.KOMINFO/7/2009 dated February 8, 2006, September 1, 2009 and July 27, 2009, respectively, of the MOCIT.

i.

On July 20, 2005, the Company obtained facilities from HSBC to fund the Company’s short-term working capital needs. These facilities were amended on May 14, 2007 to extend the expiration date to February 28, 2008. On December 4, 2009, these facilities were further amended to extend the expiration date to April 30, 2010. Subsequently, on June 17, 2010, these facilities were further extended up to April 30, 2011. The facilities consist of the following:

•

Overdraft facility amounting to US$2,000 (including overdraft facility denominated in rupiah amounting to Rp17,000). Interest is charged on daily balances at 3.75% per annum and 6% per annum below the HSBC Best Lending Rate for the loan portions denominated in rupiah and U.S. dollar, respectively.

•

Revolving loan facility amounting to US$30,000 (including revolving loan denominated in rupiah amounting to Rp255,000). The loan matures within a maximum period of 180 days and can be drawn in tranches with minimum amounts of US$500 and Rp500 for loans denominated in U.S. dollar and rupiah, respectively. Interest is charged on daily balances at 3% per annum above the HSBC Cost of Fund Rate for the loans denominated either in rupiah or U.S. dollar.

As of June 30, 2011, the Company is in the process of extending the facility (Note 38c).

a.

In 1994, the Company was appointed as a Financial Administrator (“FA”) by a consortium which was established to build and sell/lease Asia Pacific Cable Network (“APCN”) submarine cable in countries in the Asia-Pacific Region. As an FA, the Company collected and distributed funds from the sale of APCN’s Indefeasible Right of Use (“IRU”), Defined Underwritten Capacity (“DUC”) and Occasional Commercial Use (“OCU”).

The funds received from the sale of IRU, DUC and OCU and for upgrading the APCN cable did not belong to the Company and, therefore, were not recorded in the Company’s books. However, the Company managed these funds in separate accounts.

As of June 30, 2011, the balance of the funds (including interest earned) which are under the Company’s custody amounted to US$5,161. Besides receiving their share of the funds from the sale of IRU, DUC and OCU, the members of the consortium also received their share of the interest earned by the above funds.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

32.

SIGNIFICANT AGREEMENTS AND COMMITMENTS (continued)

b.

Other agreements made with Telkom are as follows:

•

Under a cooperation agreement, the compensation to Telkom relating to leased circuit/channel services, such as world link and bit link, is calculated at 15% of the Company’s collected revenues from such services.

The Company and Satelindo also lease circuits from Telkom to link Jakarta, Medan and Surabaya.

•

In 1994, Satelindo entered into a land transfer agreement for the transfer of Telkom’s rights to use a 134,925-square meter land property located at Daan Mogot, West Jakarta, where Satelindo’s earth control station is currently situated. The land transfer agreement enables Satelindo to use the land for a period of 30 years from the date of the agreement, for a price equivalent to US$40,000 less Rp43,220. The term of agreement may be extended based on mutual agreement.

The agreement was subsequently superseded by a land rental agreement dated December 6, 2001, generally under the same terms as those of the land transfer agreement.

•

In 1999, Lintasarta entered into an agreement with Telkom, whereby Telkom agreed to lease transponder to Lintasarta. This agreement has been amended several times, the latest amendment of which is based on the ninth amendment agreement dated May 24, 2010. Transponder lease expense charged to operations amounting to Rp10,998 and Rp16,416 in 2011 and 2010, respectively, is presented as part of “Operating Expenses - Cost of Services” in the consolidated statements of comprehensive income.

33.

TARIFF SYSTEM

a.

International telecommunications services

The service rates (“tariffs”) for overseas exchange carriers are set based on the international telecommunications regulations established by the International Telecommunications Union (“ITU”).

These regulations require the international telecommunications administrations to establish and revise, under mutual agreement, accounting rates to be applied among them, taking into account the cost of providing specific telecommunications services and relevant recommendations from the Consultative Committee on International Telegraph and Telephone (“CCITT”). The rates are divided into terminal shares payable to the administrations of terminal countries and, where appropriate, into transit shares payable to the administrations of transit countries.

The ITU also regulates that the monetary unit to be used, in the absence of special arrangements, shall be the Special Drawing Right (“SDR”) or the Gold Franc, which is equivalent to 1/3.061 SDR. Each administration shall, subject to applicable national law, establish the charges to be collected from its customers.

The tariffs billed to domestic subscribers for international calls originating in Indonesia, also known as collection rates, are established in a decision letter of the MOC, which rates are generally higher than the accounting rates. During the period 1996 to 1998, the MOC made tariff changes effective January 1, 1997, March 15, 1998 and November 15, 1998.

Based on Decision Letter No. 09/PER/M.KOMINFO/02/06 dated February 28, 2006 of the MOCIT, the collection rates are set by tariff formula known as price cap formula which already considers customer price index starting January 1, 2007.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

33.

TARIFF SYSTEM (continued)

b.

Cellular services

The basic telephony tariffs for cellular mobile network service are set on the basis of Regulation No. 12/PER/M.KOMINFO/ 02/2006 dated February 28, 2006 of the MOCIT. Under this regulation, the cellular tariffs consist of the following:

•

Connection fee

•

Monthly charges

•

Usage charges

•

Additional facilities fee

Cellular providers should implement the new tariffs referred to as “floor price”. For usage charges, the floor price should be the originating fee plus termination fee (total interconnection fee), while for connection fee and monthly charges, the floor price depends on the cost structure of each cellular provider.

On April 7, 2008, the MOCIT issued Ministerial Decree No. 09/PER/M.KOMINFO/04/2008 about guidelines on calculating basic telephony service tariffs through cellular mobile network. Under this new Decree, the cellular providers should implement the new tariffs referred to as “price cap”. The types of tariffs for telecommunications services through cellular network consist of the following:

•

Tariff for basic telephony services

•

Tariff for roaming

•

Tariff for multimedia services

The retail tariffs should be calculated based on Network Element Cost, Activation Cost of Retail Services and Profit Margin.

The implementation of the new tariffs for a dominant operator has to be approved by the Government. A dominant operator is an operator that has revenue of more than 25% of the total industry revenue for a certain segment.

Starting May 2008, the Company has fully adopted the new cellular tariff system.

c.

Fixed telecommunications services

In February 2006, the MOCIT released Regulation No. 09/PER/M.KOMINFO/02/2006 regarding basic telephony tariffs for fixed network service.

On April 30, 2008, the MOCIT issued Ministerial Decree No. 15/PER/M.KOMINFO/04/2008 about the guidelines on calculating basic telephony service tariffs through fixed network. This Decree also applies to fixed wireless access (FWA) network.

Under this new decree, the tariffs for basic telephony services and SMS (short message service) must be calculated based on the formula stated in the Decree. The fixed network providers should implement the new tariffs referred to as “price cap”.

Starting May 2008, the Company has fully adopted the new fixed telecommunications tariff system.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

34.

INTERCONNECTION TARIFFS

Interconnection tariffs among domestic telecommunications operators are regulated by the MOC through its Decree No. KM.108/PR.301/MPPT-94 dated December 28, 1994. The Decree was updated several times with the latest update being Decree No. KM.37 Year 1999 (“Decree No. 37”) dated
June 11, 1999. This Decree, along with Decree No. KM.46/PR.301/MPPT-98 (“Decree No. 46”) dated February 27, 1998, prescribed interconnection tariff structures between mobile cellular   telecommunications network and Public Switched Telephone Network (“PSTN”), mobile cellular telecommunications network and international telecommunications network, mobile cellular telecommunications network and other domestic mobile cellular telecommunications network, international telecommunications network and PSTN, and between two domestic PSTNs.

Based on the Decree of the MOC, the interconnection tariff arrangements are as follows:

1.

Structure of Interconnection Tariffs

a.    Between international and domestic PSTN

Based on Decree No. 37 dated June 11, 1999, the interconnection tariffs are as follows:

Tariff

Basis

Access charge

Rp850 per call

Number of successful outgoing

and incoming calls

Usage charge

Rp550 per paid minute

Duration of successful outgoing

and incoming calls

b.

Between domestic PSTN and another domestic PSTN

Interconnection charges for domestic telecommunications traffic (local and long-distance) between a domestic PSTN and another domestic PSTN are based on agreements made by those domestic PSTN telecommunications carriers.

c.

Between cellular telecommunications network and domestic PSTN

Based on Decree No. 46 dated February 27, 1998 which became effective starting April 1, 1998, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to a PSTN subscriber, the cellular operator pays the PSTN operator 50% of the prevailing tariffs for local calls.
For local calls from the PSTN to a cellular subscriber, the cellular operator receives the airtime charged by the PSTN operator to its subscribers.

(2)

SLJJ

For SLJJ which originates from the PSTN to a cellular subscriber, the cellular operator receives a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the prevailing SLJJ tariffs plus the airtime charges in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariffs plus the airtime charges in cases where the entire long-distance portion is carried by the cellular operator.

For SLJJ which originates from a cellular telecommunications network to a PSTN subscriber, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the tariffs in cases where the entire long-distance portion is not carried by the cellular operator, to 60% of the tariffs in cases where the entire long-distance portion is carried by the cellular operator.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

34.

INTERCONNECTION TARIFFS (continued)

1.

Structure of Interconnection Tariffs (continued)

d.

Between cellular telecommunications network and another cellular telecommunications network

Based on Decree No. 46, the interconnection tariffs are as follows:

(1)

Local Calls

For local calls from a cellular telecommunications network to another, the “origin” cellular operator pays the airtime to the “destination” cellular operator. If the call is carried by a PSTN, the cellular operator pays the PSTN operator 50% of the prevailing tariffs for local calls.

(2)

SLJJ

For SLJJ which originates from a cellular telecommunications network, the cellular operator is entitled to retain a portion of the prevailing SLJJ tariffs, which portion ranges from 15% of the tariffs in cases where the entire long-distance portion is not carried by the cellular operator, to 85% of the tariffs in cases where the entire long-distance portion is carried by the cellular operator and the call is delivered to another cellular operator, and to 100% if the call is delivered to the same cellular operator.

e.

Between international PSTN and cellular telecommunications network

Starting in 1998, the interconnection tariffs for international cellular call traffic to/from overseas from/to domestic cellular subscribers, regardless of whether the traffic is made through domestic PSTN or not, is based on the same tariffs applied to traffic made through domestic PSTN as discussed in “a” above. However, as agreed mutually with the cellular telecommunications operators, the Company (including Satelindo until it was merged - Note 1e) still applied the original contractual sharing agreements regarding the interconnection tariffs until December 31, 2006 (Note 35).

f.

Between international gateway exchanges

Interconnection charges for international telecommunications traffic between international gateway exchanges are based on agreements between international telecommunications carriers and international telecommunications joint ventures.

2.

USO

On January 16, 2009, the Government issued Regulation No. 7 Year 2009 increasing the USO development contribution from 0.75% to 1.25% and decreasing the concession fee from 1% to 0.50% of annual gross revenue (after deducting bad debts and interconnection charges) effective January 1, 2009.

3.

Revenue Sharing

Revenue from access and usage charges from international telecommunications traffic with telecommunications networks owned by more than one domestic telecommunications carrier which is not regulated by Decree No. 08/PER/M.KOMINFO/02.2006, is to be proportionally shared with each carrier, which proportion is to be bilaterally arranged between the carriers.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

34.

INTERCONNECTION TARIFFS (continued)

Decree No. 37 and Decree No. 46 were subsequently superseded by Decree No. 32 Year 2004 of the MOC which provides cost-based interconnection to replace the current revenue-sharing arrangement. Under the new Decree, the operator of the network on which calls terminate determines the interconnection charge to be received by it based on a formula mandated by the Government, which is intended to have the effect of requiring that operators charge for calls based on the cost of carrying such calls.

The effective date of the new Decree, which was originally set to start on January 1, 2005, was subsequently postponed until January 1, 2007 based on Regulation No. 08/PER/M.KOMINFO/02/2006 dated February 8, 2006 of the MOCIT (Note 35).

The implementation of interconnection billing between operators starts from the time they sign their interconnection agreements. All interconnection agreements will be based on Reference Interconnection Offer (“RIO”). All operators have to publish their RIO and a dominant operator is required to obtain an approval of its RIO from the Government.

On August 4, 2006, the DGPT issued Decree No. 278/DIRJEN/2006, which approved the RIO of the Company and two other dominant telecommunications operators (Telkom and Telkomsel). This decree was implemented since January 1, 2007 as agreed by all operators and approved by the Government. On April 11, 2008, the DGPT approved the new RIO for dominant operators (Telkom, Telkomsel and the Company). The DGPT requires all domestic operators to amend their interconnection agreements in line with the approved new RIO starting April 1, 2008. On April 1, 2008, the Company implemented the new interconnection tariffs based on the approved RIO.

However, on December 31, 2010, the Badan Regulasi Telekomunikasi Indonesia (BRTI or Indonesian Telecommunications Regulatory Bureau) issued letter No. 227/BRTI/XII/2010 regarding the implementation of new interconnection tariffs based on the implementation of cost-based interconnection fees, which will be used by all telecommunications operators effective January 1, 2011. The Company has adopted the new tariff starting January 1, 2011.

On June 27, 2011, MOCIT issued Regulation No.16/PER/M.KOMINFO/06/2011 regarding the amendment of Ministry of Transport Decree No.35 Year 2004 on implementation of local fixed wireless network with limited mobility, which encouraged the implementation of cost-based tariffs by all telecommunications operators effective July 1, 2011.

35.

INTERCONNECTION AGREEMENTS

The Company (including Satelindo and IM3 until they were merged - Note 1e) has interconnection arrangements with domestic and overseas operators. Some significant interconnection agreements are as follows:

1.

Telkom

The following are significant interconnection agreements/transactions with Telkom:

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

35.

INTERCONNECTION AGREEMENTS (continued)

1.

Telkom (continued)

a.

Fixed telecommunications services

On September 23, 2005, the Company and Telkom signed an agreement regarding the interconnection of local, long-distance and international fixed networks. The principal matters covered by the agreement are as follows:

•

Interconnection between the Company’s and Telkom’s local, long-distance and international fixed networks enables the Company’s fixed telecommunications service subscribers to make or receive calls to or from Telkom’s subscribers or international gateways.

•

The Company’s and Telkom’s international services are accessible and continuously open to each other’s fixed networks.

•

The Company and Telkom are responsible for their respective telecommunications facilities.

•

The compensation arrangement for the services provided is based on interconnection tariffs determined by both parties.

•

Each party handles subscriber billing and collection for the other party’s international calls service used by the other party’s subscribers. Each party has to pay the other party 1% of the collections made by the other party, plus the billing process expenses which are fixed at Rp82 per record of outgoing call as compensation for billing processing. However, the collection and billing process expense was changed to “service charge”, which was computed at Rp1,250 per minute of outgoing call starting April 1, 2008. Based on the latest agreement, the service charge rate has been reduced to Rp1,200 per minute of outgoing call starting January 1, 2009.

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that were effective starting January 1, 2007. This memorandum of understanding was replaced by the agreement dated December 18, 2007. This agreement was amended several times. The latest amendment was dated January 11, 2011 to meet the requirement in the BRTI letter
No. 227/BRTI/XII/2010 dated December 31, 2010 regarding the implementation of new interconnection tariff in 2011. The Company has adopted the new tariff starting January 1, 2011.

b.

Cellular Services

On December 1, 2005, the Company and Telkom signed an agreement regarding the interconnection between the Company’s cellular telecommunications network and Telkom’s fixed telecommunications network. Under this agreement, the interconnection between the Company’s cellular telecommunications network and Telkom’s fixed telecommunications network enables the Company’s cellular subscribers to make or receive calls to or from Telkom’s fixed telecommunications subscribers.

On December 28, 2006, the Company entered into a memorandum of understanding with Telkom applying the new interconnection rates under cost-based regime that are effective starting January 1, 2007. This memorandum of understanding was replaced by an agreement dated December 18, 2007. This agreement was amended several times. The latest amendment was dated January 11, 2011 to meet the requirement in the BRTI letter No. 227/BRTI/XII/2010 dated December 31, 2010 regarding the implementation of new interconnection tariff in 2011 (Note 38g). The Company has adopted the new tariff starting January 1, 2011.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

35.

INTERCONNECTION AGREEMENTS (continued)

2.

XL Axiata, PT Mobile-8 Telecom Tbk (“Mobile-8”) and Telkomsel

The principal matters covered by the agreements with these operators are as follows:

•

The Company’s and Satelindo’s international gateway exchanges are interconnected with the mobile cellular telecommunications operators’ networks to make outgoing or receive incoming international calls through the Company’s and Satelindo’s international gateway exchanges.

•

The Company and Satelindo receive, as compensation for the interconnection, a portion of the cellular telecommunications operators’ revenues from the related services that are made through the Company’s and Satelindo’s international gateway exchanges.

•

Satelindo and IM3 also have an agreement with the above operators for the interconnection of Satelindo’s and IM3’s GSM mobile cellular telecommunications network with the above operators’ network, enabling the above operators’ customers to make calls/send SMS to or receive calls/SMS from Satelindo’s and IM3’s customers.

•

The agreements are renewable annually.

The Company (including Satelindo and IM3 until they were merged - Note 1e) and the above operators still continue their business under the agreements by applying the original compensation formula, except for interconnection fee.

On December 8, 27 and 28, 2006, the Company entered into a memorandum of understanding with each of Telkomsel, Mobile-8 and XL Axiata, respectively, applying the new interconnection rates under cost-based scheme effective January 1, 2007 to comply with Regulation No. 08/PER/M.KOMINFO/02/2006 of the MOCIT. The memoranda of understanding with each of Mobile-8, XL Axiata and Telkomsel were replaced by agreements dated September 14, and December 17 and 19, 2007, respectively. The agreements with Mobile-8 and XL Axiata were amended on March 31, 2008, while the agreement with Telkomsel was amended on February 18, 2008. Subsequently, the agreements with Mobile-8 and XL Axiata were further amended on March 15, 2011 and March 3, 2011, respectively, while the agreement with Telkomsel was further amended on April 7, 2011, to meet the requirement in the BRTI letter No. 227/BRTI/XII/2010 dated December 31, 2010 regarding the implementation of new interconnection tariff in 2011 (Note 38g). The Company has adopted the new tariff starting January 1, 2011.

2.

PT Bakrie Telecom Tbk (“Bakrie Telecom”)

The principal matters covered by the latest amendment of the agreement dated June 10, 2009 are related to interconnection of the Company’s mobile cellular network and international gateway exchanges to Bakrie Telecom’s network, including SLI 009 network. Subsequently, the agreement with Bakrie Telecom was further amended on February 9, 2011 to meet the requirement in the BRTI letter No. 227/BRTI/XII/2010 dated December 31, 2010 regarding the implementation of new interconnection tariff in 2011. The Company has adopted the new tariff starting January 1, 2011.

Net interconnection revenues (charges) from (to) major operators are as follows:

  June 30,

20112010

 Telkom

60,149

98,095

Mobile-8

4,473

5,404

Telkomsel

(73,998

)

(86,062

)

XL Axiata

(65,401

)

(46,970

)

Bakrie Telecom

(547

)

(2,229

)

Net charges

(75,324)

(31,762)

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

36.

SEGMENT INFORMATION

The Group manages and evaluates its operations in three major reportable segments: cellular, fixed telecommunications and MIDI. The operating segments are managed separately because each offers different services/products and serves different markets. The Group operates in one geographical area only, so no geographical information on segments is presented.

Segment results and assets include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Expenditures for segment assets represent the total costs incurred during the period to acquire segment assets that are expected to be used for more than one year.

Consolidated information by industry segment follows:

Major Segments

Fixed

Segment

Cellular

Telecommunications

MIDI

Total

Six months ended June 30, 2011

Operating revenues

Revenues from external customers

8,226,706

621,444

1,201,305

10,049,455

Inter-segment revenues

-

-

288,769

288,769

Total operating revenues

8,226,706

621,444

1,490,074

10,338,224

Inter-segment revenues elimination

(288,769)

Operating revenues - net

10,049,455

Income

Operating income (loss)

1,386,952

(164,645)

113,866

1,336,173

Gain on foreign exchange - net

677,677

Interest income

44,591

Financing cost

(921,582)

Income tax expense

(288,956)

Loss on change in fair value  of derivatives - net

(123,376)

Others - net

(7,892)

Profit for the period

716,635

Depreciation and amortization

2,615,831

147,145

400,444

3,163,420

As of  June 30, 2011

Other Information

Segment assets

44,679,888

1,928,765

8,498,590

55,107,243

Unallocated assets

3,510,579

Inter-segment assets elimination

(7,721,494)

Assets - net

50,896,328

Segment liabilities

24,655,320

586,838

2,989,102

28,231,260

Unallocated liabilities

10,120,948

Inter-segment liabilities elimination

(6,060,474)

Liabilities - net

32,291,734

Capital expenditures

1,832,662

82,782

285,600

2,201,044

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

36. SEGMENT INFORMATION (continued)

Major Segments

Fixed

Segment

Cellular

Telecommunications

MIDI

Total

Six months ended June 30, 2010

Operating revenues

Revenues from external customers

7,737,060

702,293

1,222,436

9,661,789

Inter-segment revenues

-

-

271,791

271,791

Total operating revenues

7,737,060

702,293

1,494,227

9,933,580

Inter-segment revenues elimination

(271,791

)

Operating revenues - net

9,661,789

Income

Operating income (loss)

1,422,530

(57,045)

235,062

1,600,547

Gain on foreign exchange - net

369,555

Interest income

70,821

Financing cost

(1,082,928)

Loss on change in fair value  of derivatives - net

(262,547)

Income tax expense

(173,000)

Amortization of goodwill

(113,253)

Others - net

(84,845)

Profit for the period

324,350

Depreciation and amortization

2,441,976

151,593

400,4792,994,048

As of December 31, 2010

Other Information

Segment assets

45,875,021

2,020,957

8,459,948

56,355,926

Unallocated assets

4,264,808

Inter-segment assets elimination

(7,802,547)

Assets - net

52,818,187

Segment liabilities

27,195,689

630,442

3,250,615

31,076,746

Unallocated liabilities

9,724,480

Inter-segment liabilities elimination

(6,219,525)

Liabilities - net

34,581,701

Capital expenditures

4,455,608

210,770

848,611

5,514,989

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

a.

Risk Management

The main risks arising from the Group’s financial instruments are interest rate risk, foreign exchange rate risk, equity price risk, credit risk and liquidity risk.  The importance of managing these risks has significantly increased in light of the considerable change and volatility in both Indonesian and international financial markets. The Company’s Board of Directors reviews and approves the policies for managing these risks which are summarized below.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to its loans and bonds payable with floating interest rates.

The Company’s policies relating to interest rate risk are as follows:

(1)

Manage interest cost through a mix of fixed and variable rate debts. The Company evaluates the fixed to floating rate ratio of its loans and bonds payable in line with movements of relevant interest rates in the financial markets. Based on management’s assessment, new financing will be priced either on a fixed or floating rate basis, and

(2)

Manage interest rate exposure on its loans and bonds payables by entering into interest rate swap contracts.

As of June 30, 2011, more than 67% of the Group’s debts are fixed-rated.

Several interest rate swap contracts are entered into to hedge floating rate U.S. dollar debts. These contracts are accounted for as transactions not designated as hedges, wherein the changes in the fair value are credited or charged directly to the consolidated statement of comprehensive income for the period.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Group’s consolidated statement of comprehensive income for the six months ended June 30, 2011 (through the impact on floating rate borrowings which is based on LIBOR for U.S. dollar borrowings and on JIBOR for rupiah borrowings).

Increase/decrease in basis points: U.S. dollar Rupiah	22 271
Effect on consolidated profit for the period:
U.S. dollar Rupiah	US$459 (equivalent to Rp3,944) Rp26,569

Management conducted a survey among the Group’s banks to determine the outlook of the LIBOR and JIBOR interest rates until the Group’s next reporting date of September 30, 2011. The outlook is that the LIBOR and JIBOR interest rates may move 22 and 271 basis points, respectively, higher or lower than the interest rates at the end of the second quarter of 2011.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

Interest rate risk (continued)

If LIBOR interest rates were 22 basis points higher or lower than the market levels for the six months ended June  30, 2011, with all other variables held constant, the Group’s consolidated statements of comprehensive income for the period and the consolidated equity would be Rp677,985 or Rp685,873 and Rp18,207,648 or Rp18,215,536, respectively, which are lower or higher than the actual results for the six months ended June 30, 2011, mainly due to the higher or lower interest expense on floating rate borrowings.

If JIBOR interest rates were 271 basis points higher or lower than the market levels for the six months ended June  30, 2011, with all other variables held constant, the Group’s consolidated statements of comprehensive income for the period and the consolidated equity would be Rp655,360 or Rp708,498 and Rp18,185,023 or Rp18,238,161, respectively, which are lower or higher than the actual results for the six months ended June 30, 2011, mainly due to the higher or lower interest expense on floating rate borrowings.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to exchange rate fluctuations results primarily from U.S. dollar-denominated loans and bonds payable, accounts receivable, accounts payable and procurement payable.

To manage foreign exchange rate risks, the Company entered into several cross currency swap contracts and other permitted instruments, if considered necessary. These contracts are accounted for as transactions not designated as hedges, wherein the changes in the fair value are credited or charged directly to the consolidated statement of comprehensive income for the period.

The Group’s accounts payable are primarily foreign currency net settlement payables to foreign telecommunications operators, while most of the Group’s accounts receivable are Indonesian rupiah-denominated collectibles from domestic operators.

To the extent the Indonesian rupiah depreciated further from the exchange rates in effect at
June 30, 2011, the Group’s obligations under such loans and bonds payable, accounts payable and procurement payable would increase in Indonesian rupiah terms. However, the increases in these obligations would be offset in part by increases in the values of foreign currency-denominated time deposits and accounts receivable. As of June 30, 2011, 7.81% of the Group’s U.S. dollar-denominated debts were insured from exchange rate risk by entering into several cross currency swap contracts.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

Foreign exchange rate risk (continued)

The following table shows the Group’s consolidated U.S. dollar-denominated assets and liabilities as of June 30, 2011:

	June 30, 2011	June 30, 2011
		U.S. Dollar	Rupiah *
Assets:
Cash and cash equivalents		59,019	507,392
Accounts receivable
Trade		120,663	1,037,336
Others		4	36
Derivative assets		-	-
Other current financial assets		5,311	45,660
Due from related parties		369	3,166
Other non-current financial assets		1,554	13,360
Total assets		186,920	1,606,950
Liabilities:
Accounts payable - trade		25,084	215,644
Procurement payable		199,482	1,714,946
Accrued expenses		40,177	345,398
Deposits from customers		1,482	12,744
Derivative liabilities		22,477	193,237
Other current liabilities		6,188	53,202
Other current financial liabilities		1,341	11,529
Loans payable (including current maturities)		793,810	6,824,382
Bonds payable (including current maturities)		650,000	5,588,050
Other non-current liabilities		8,730	75,054
Total liabilities		1,748,771	15,034,186
Net liabilities position		1,561,851	13,427,236

*

The exchange rate used to translate the U.S. dollar amounts into rupiah was Rp8,597 to US$1 (in full amounts) as published by the Indonesian Central Bank as of June 30, 2011.

The following table demonstrates the sensitivity to a reasonably possible change in the U.S. dollar exchange rate, with all other variables held constant, of the Group’s consolidated statement of comprehensive income for the six months ended June 30, 2011:

Change in U.S. dollar exchange rate	(1)%
Effect on consolidated profit for the period	100,704

Management conducted a survey among the Group’s banks to determine the outlook of the U.S. dollar exchange rate until the Group’s next reporting date of September 30, 2011. The outlook is that the U.S. dollar exchange rate may weaken by 1% as compared to the exchange rate at
June 30, 2011.

If the U.S. dollar exchange rate weaken by 1% as compared to the exchange rate as of June 30, 2011, with all other variables held constant, the Group’s consolidated statement of comprehensive income for the six months then ended would be Rp782,633, which is higher than the actual results mainly due to the consolidated net foreign exchange gain on the translation of U.S. dollar-denominated net liabilities.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

Equity price risk

The Group’s long-term investments consist primarily of minority investment in the equity of private Indonesian companies and equity of foreign companies. With respect to the Indonesian companies in which the Group has investments, the financial performance of such companies may be adversely affected by the economic conditions in Indonesia.

Credit risk

Credit risk is the risk that the Group will incur a loss arising from its customers, clients or counterparties that fail to discharge their contractual obligations. There are no significant concentrations of credit risk. The Group manages and controls this credit risk by setting limits on the amount of risk it is willing to accept for individual customers and by monitoring exposures in relation to such limits.

The Group trades only with recognized and creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce the exposure to bad debts.

The table below shows the maximum exposure to credit risk for the components of the consolidated statements of financial position as of June 30, 2011:

Maximum

Exposure (1)

Loans and receivables:

Cash and cash equivalents

2,011,331

Accounts receivable

Trade - net

1,778,428

Others - net

8,314

Other current financial assets - net

79,703

Due from related parties - net

9,112

Other non-current financial assets - others

79,382

Available-for-sale investments:

Other non-current financial assets -

other long-term investments - net

2,730

Total

3,969,000

3,969,000

(1)

There are no collaterals held or other credit enhancements or offsetting arrangements that affect this maximum exposure.

Liquidity risk

Liquidity risk is defined as the risk when the cash flow position of the Group indicates that the short-term revenue is not enough to cover the short-term expenditure.

The Group’s liquidity requirements have historically arisen from the need to finance investments and capital expenditures related to the expansion of its telecommunications business. The Group’s telecommunications business requires substantial capital to construct and expand mobile and data network infrastructure and to fund operations, particularly during the network development stage. Although the Group has substantial existing network infrastructure, the Group expects to incur additional capital expenditures primarily in order to focus cellular network development in areas it anticipates will be high-growth areas, as well as to enhance the quality and coverage of its existing network.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

37.

FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

a.

Risk Management (continued)

Liquidity risk (continued)

In the management of liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate to finance the Group’s operations and to mitigate the effects of fluctuation in cash flows. The Group also regularly evaluates the projected and actual cash flows, including its loan maturity profiles, and continuously assesses conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, debt capital and equity market issues.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments.

Expected maturity as of June 30,

Discount/

debt

issuanceCarrying

costs andvalue

2016

consentas of

and

solicitationJune 30,

2012

2013

2014

2015

thereafter

Total

fees2011

Short-term loan

498,520

-

-

-

-

498,520

-

498,520

Accounts payable - trade

714,145

-

-

-

-

714,145

-

714,145

Procurement payable

2,980,439

-

-

-

-

2,980,439

-

2,980,439

Accrued expenses

1,852,038

-

-

-

-

1,852,038

-1,852,038

Deposits from customers

30,504

-

-

-

-

30,504

-30,504

Derivative liabilities

193,237

-

-

-

-

193,237

-193,237

Other current financial liabilities

384,323

-

-

-

-

384,323

-384,323

Due to related parties

-

21,458

-

-

-

21,458

-21,458

Loans payable

In rupiah

630,000

2,441,783

-

-

-

3,071,783

(19,679

)3,052,104

In U.S. dollar

1,827,020

2,288,485

594,863

594,863

1,519,152

6,824,383

(168,554)6,655,829

Total loans payable

2,457,020

4,730,268

594,863

594,863

1,519,152

9,896,166

(188,233

)9,707,933

Bonds payable

In rupiah

41,989

1,330,000

1,630,000

1,048,000

2,342,000

6,391,989(24,432

)6,367,557

In U.S. dollar

-

-

-

-

5,588,050

5,588,050(92,872

)5,495,178

Total bonds payable

41,989

1,330,000

1,630,000

1,048,000

7,930,050  11,980,039

(117,304)11,862,735

Total

9,152,215

6,081,726

2,224,863

1,642,863

9,449,202

   28,550,869

(305,537

)

28,245,332

b.

Collateral

The loans of Lintasarta, a subsidiary, which were obtained from CIMB Niaga, are collateralized by all equipment (Notes 8, 18i and 18k) purchased by Lintasarta from the proceeds of the credit facilities. There are no other significant terms and conditions associated with the use of collateral.

The Company did not hold any collateral as of June 30, 2011.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

38.

 EVENTS AFTER REPORTING PERIOD

a.

The Company settled certain cross currency swap contracts. Listed below is the information related to the settlements:

Counter-Parties	Settlement Date	Settlement Gain (Loss)
GSI	July 1, 2011	US$3,650
MLIB	July 1, 2011	(US$1,320)

b.

On July 5, 2011, the Company entered into a memorandum of understanding with Asia Broadcast Satellite Ltd. to procure a new satellite with 36 C-band transponder capacity to replace PALAPA C2 satellite.

c.

On July 12, 2011, the Company received confirmation letter informing that the credit facility from HSBC to fund the Company’s short-term working capital will remain valid until the amendment of such facility agreement is signed by the Company and HSBC (Note 32i).

d.

On July 15, 2011, the Company paid Rp300,000 of its loan from the Revolving Time Loan facility from BCA (Note 14).

e.

On July 15, 2011, the Company paid the remaining underpayment of the VAT for the period January - December 2009 amounting to Rp178,640. On July 19, 2011, the Company submitted an objection letter to the Tax Office for the remaining tax correction of the VAT for the period January - December 2009 (Note 16).

f.

The Company entered into several forward contracts. Listed below is information related to the contracts:

Counter-Parties	Contract Date	Notional Amount
JP Morgan	July 14, 2011	US$10,000
Deutsche Bank	July 19, 2011	US$20,000
DBS	July 19, 2011	US$20,000
Deutsche Bank	July 21, 2011	US$10,000
JP Morgan	July 21, 2011	US$10,000
JP Morgan	July 22, 2011	US$10,000
Standard Chartered	July 22, 2011	US$5,000
JP Morgan	July 26, 2011	US$5,000
Standard Chartered	July 26, 2011	US$5,000
Danareksa	July 26, 2011	US$5,000
JP Morgan	July 29, 2011	US$5,000
HSBC	August 1, 2011	US$5,000
HSBC	August 1, 2011	US$5,000
JP Morgan	August 2, 2011	US$5,000
HSBC	August 4, 2011	US$3,000
HSBC	August 4, 2011	US$1,000

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

38.

 EVENTS AFTER REPORTING PERIOD (continued)

g.

To meet the requirement in the BRTI letter No. 227/BRTI/XII/2010 dated December 31, 2010 regarding the implementation of new interconnection tariff in 2011, the Company subsequently amended the interconnection agreements with:

Operator	Date	Subject
PT Pasifik Satelit Nusantara (“PSN”)	July 19, 2011	Interconnection tariff between the Company’s fixed and cellular network and PSN’s satellite mobile network.
Telkomsel	July 19, 2011	Interconnection tariff between the Company’s fixed network and Telkomsel’s cellular network (Note 35).
Telkom	July 20, 2011	Interconnection tariff between the Company’s fixed and cellular network and Telkom’s fixed network (Note 35).

 h.

On July 20, 2011, the Company submitted an objection letter to the Tax Office for the remaining tax correction of tax overpayment on the 2009 corporate income tax (Note 6).

i.

On July 22 and August 5, 2011, the Company paid dividend to the Government and other shareholders for dividend declared in June 24, 2011 amounting Rp46,248 and Rp277,343, respectively (Note 31).

j.

On July 27, 2011, the Company received the latest rating report from Fitch for Guaranteed Notes Due 2020. Based on the report, the notes have BBB- (positive outlook) ratings (Note 19).

k.

On August 2, 2011, the Company made the first drawdown amounting to Rp300,000 from the Revolving Time Loan facility from Bank Mandiri (Note 32c).

l.

As of August 8, 2011, the prevailing exchange rate of the rupiah to U.S. dollar is Rp8,533 to US$1 (in full amounts), while as of June 30, 2011, the prevailing exchange rate was Rp8,597 to US$1 (in full amounts). Using the exchange rate as of August 8, 2011, the Group earned foreign exchange gain amounting to approximately Rp99,958 (excluding the effect of revaluing derivative contracts on  August 8, 2011) on the foreign currency liabilities, net of foreign currency assets, as of June 30, 2011 (Note 37).

The translation of the foreign currency liabilities, net of foreign currency assets, should not be construed as a representation that these foreign currency liabilities and assets have been, could have been, or could in the future be, converted into rupiah at the prevailing exchange rate of the rupiah to U.S. dollar as of June 30, 2011 or at any other rate of exchange.

The commitments for the capital expenditures denominated in foreign currencies as of June 30, 2011 as disclosed in Note 32a are approximately Rp1,897,492 if translated at the prevailing exchange rate as of August 8, 2011.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

39.

RECENT DEVELOPMENTS AFFECTING ACCOUNTING STANDARDS AND INTERPRETATIONS

The revised accounting standards and interpretations issued by DSAK up to the date of completion of the Group’s interim consolidated financial statements which are relevant to the Group but not yet effective as of June 30, 2011 are summarized below:

Effective for financial statements starting on or after January 1, 2012:

•

PSAK 10 (Revised 2010), “The Effects of Changes in Foreign Exchange Rates”, prescribes how to include foreign currency transactions and foreign operations in the financial statements of an entity and translate financial statements into a presentation currency.

•

PSAK 18 (Revised 2010), “Accounting and Reporting by Retirement Benefit Plans”, provides guidance on the accounting and reporting by plans to all participants as a group. This PSAK complements PSAK 24 (Revised 2010), “Employee Benefits”.

•

PSAK 24 (Revised 2010), “Employee Benefits”, establishes the accounting and disclosures for employee benefits.

•

PSAK 34 (Revised 2010), “Accounting for Construction Contracts”, prescribes the accounting treatment of revenue and costs associated with construction contracts.

•

PSAK 46 (Revised 2010), “Accounting for Income Taxes”, prescribes the accounting treatment for income taxes to account for the current and future tax consequences of the future recovery (settlement) of the carrying amount of assets (liabilities) that are recognized in the statements of financial position; and transactions and other events of the current period that are recognized in the financial statements.

•

PSAK 50 (Revised 2010), “Financial Instruments: Presentation”, establishes the principles for presenting financial instruments as liabilities or equity and for offsetting financial assets and financial liabilities.

•

PSAK 53 (Revised 2010), “Share-based Payment”, specifies the financial reporting by an entity when it undertakes a share-based payment transaction.

•

PSAK 56 (Revised 2011), “Earnings per Share”, prescribed principles for the determination and presentation of earnings per share, so as to improve performance comparisons between different entities in the same period and between different reporting periods for the same entity.

•

PSAK 60, “Financial Instruments: Disclosures”, requires disclosures in financial statements that enable users to evaluate the significance of financial instruments for financial position and performance; and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the end of the reporting period, and how the entity manages those risks.

•

PSAK 61, “Accounting for Government Grants and Disclosures of Government Assistance”, provides guidance on the accounting for, and in the disclosures of, government grants and in the disclosures of other forms of government assistance.

•

ISAK 15, “PSAK 24 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”, provides guidance on how to assess the limit on the amount of surplus in a defined scheme that can be recognized as an asset under PSAK 24 (Revised 2010), “Employee Benefits”.

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

39.

RECENT DEVELOPMENTS AFFECTING ACCOUNTING STANDARDS AND INTERPRETATIONS (continued)

Effective for financial statements starting on or after January 1, 2012 (continued):

•

ISAK 18, “Government Assistance - No Specific Relation to Operating Activities”, prescribes that government grants to entities meet the definition of government grants in PSAK 61, “Accounting for Government Grants and Disclosures of Government Assistance”, even if there are no conditions specifically relating to the operating activities of the entity other than the requirement to operate in certain regions or industry sectors.

•

ISAK 20, “Income Taxes - Changes in the Tax Status of an Entity or its Shareholders”, prescribes how an entity should account for the current and deferred tax consequences of a change in its tax status or that of its shareholders.

The Group is presently evaluating and has not yet determined the effects of these revised standards and interpretations on the consolidated financial statements.

40.

RECLASSIFICATION OF ACCOUNTS

Following are the accounts in the December 31, 2010, and January 1, 2010/December 31, 2009 consolidated statement of financial position and June 30, 2010 consolidated statement of comprehensive income which have been reclassified to allow their comparison with the accounts in the June 30, 2011 consolidated financial statements:

As Previously Reported	As Reclassified	Amount	Reason
December 31, 2010
Minority interest	Equity - non-controlling interests	385,840	Reclassification to conform with the presentation requirement of PSAK 4 (Revised 2009)
January 1, 2010/ December 31, 2009
Minority interest	Equity - non-controlling interests	330,593	Reclassification to conform with the presentation requirement of PSAK 4 (Revised 2009)
June 30, 2010
Operating revenues - fixed telecommunication	Operating revenues - cellular	58,865	Reclassification to conform with the 2011 presentation
Other income (expenses) - others - net	Operating expenses - general and administration	12,983	Reclassification to conform with the 2011 presentation
Minority interest in net income of subsidiaries	Profit for the period attributable to non-controlling interests	37,219	Reclassification to conform with the presentation requirement of PSAK 4 (Revised 2009)

These interim consolidated financial statements are originally issued in Indonesian language.

PT INDOSAT Tbk AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2011 and for the Six Months Ended June 30, 2011 and 2010 (Unaudited)

With Comparative Figures as of December 31, 2010 (Audited)

(Expressed in millions of rupiah and thousands of U.S. dollar, except share and tariff data)

41.

COMPLETION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The management of the Group is responsible for the preparation of the accompanying interim consolidated financial statements that were completed on August 8, 2011.

Endnotes

111